DIGITALBRIDGE

**2024
ANNUAL
REPORT**



DIGITALBRIDGE

DigitalBridge Group, Inc.
750 Park of Commerce Drive
Suite 210
Boca Raton, Florida 33487
(561) 570-4644

MESSAGE FROM **OUR CHIEF EXECUTIVE OFFICER**

Dear Shareholders,

At DigitalBridge, we navigate with a long lens. We build across technology cycles, not quarters, and we invest in digital infrastructure platforms that create and compound value over time. 2024 marked a pivotal year in our ongoing evolution—not for what it concluded, but for what it catalyzed. It represented not only our first post-transformation year as a simplified, pure-play alternative asset manager, but set the stage for DigitalBridge to support what I believe will be the next great technology cycle.

It was a year defined by continued transformation in digital infrastructure. The exponential growth of AI workloads and the capacity necessary to serve them, continuing large-scale cloud deployments, and early movement toward a distributed inference layer are reshaping the physical footprint of compute and connectivity. These forces are not abstract. They are visible across our portfolio—where demand signals are real, increasingly cross-asset, and persistent.

Against that backdrop, we scaled our platform with intention: $9 billion in new capital formation, $16 billion deployed, and a further deepening of our exposure to the infrastructure underpinning next-generation compute. We invested into demand, expanded our global footprint, and advanced our strategy in partnership with some of the most forward-looking technology companies globally.

We also made decisions—particularly around the composition of our fundraising—that optimized for long-term strategic value creation, even if they impacted near-term objectives. The capital we raised to meet the AI-led demand across our data center platforms will serve as a foundation for future growth and carry generation, and the quality of our capital partners reflects the strength of our institutional franchise.

The result? A more robust, more diversified, and more strategically aligned platform with nearly $100 billion in portfolio AUM - poised to lead in a digital economy that is moving from centralized compute to distributed intelligence.

2024: Building Strength Where It Matters

Capital formation in 2024 totaled $9 billion, surpassing our $7 billion target and representing our strongest annual fundraising performance to date. We saw robust demand across strategies - particularly in co-investment, which totaled $5.5 billion and helped support significant growth across our portfolio companies. That included follow-on capital for DataBank, a new platform with Yondr, and expanded scale at Vertical Bridge via the acquisition of Verizon's U.S. tower portfolio.

Our third flagship strategy also gained momentum, raising $2.7 billion during the year to bring total commitments above $5.5 billion. This vehicle is the gateway for institutional investors seeking diversified exposure to digital infrastructure, and we've continued to expand the roster of global LPs joining us there.

Beyond equity, we supported our portfolio companies' access to capital markets - from traditional bank financing to asset-backed securitizations, where we have been a pioneer in the sector. In total, we formed or unlocked more than $24 billion in net capital to fund continued growth and continue compounding value across our ecosystem.

And we put that capital to work. With $16 billion in portfolio deployment, we exceeded our internal targets and maintained a high level of investment discipline. The capital we deployed in 2024 wasn't speculative—it was demand-led, success-based, and tied to tangible revenue commitments from enterprise and hyperscale customers.

We scaled our platforms, not just through acquisitions but by deepening existing relationships. Bringing in partners at Vantage (Silver Lake) and Landmark (ADIA), for instance, was about building alignment with institutions that share our view of infrastructure as a long-term growth engine—not a trade, but a trend.

And we consolidated our global leadership in next-gen data center infrastructure. Today, DigitalBridge manages seven distinct data center platforms, forming one of the largest AI-aligned global footprints in our industry. Across the portfolio, we've grown from less than one gigawatt of capacity four years ago to nearly 4GW leased as of year-end 2024, with a secured power bank nearly four times that size.

All of this activity drove continuing strong financial performance at DigitalBridge in 2024, with revenues up over 20% and fee-related earnings growing over 30% for the full year. Margins continued to expand as the platform scaled, reinforcing the operating leverage we've built into our model. The underlying trajectory of our business is firmly intact - and increasingly aligned with where demand is headed.

2025: A Platform Built for What Comes Next

As we look forward, macro conditions appear less predictable than last year. Uncertainty in global financial markets, international trade policy and shifting geopolitical alliances all point to more nuanced terrain ahead.

This is precisely where the resilience of digital infrastructure shines. Demand for compute, connectivity, bandwidth, and latency-sensitive services is not speculative. It is foundational to enterprise strategy and digital GDP growth. And that demand doesn't sit in one vertical or one region—it spans cloud, AI, mobile, and increasingly, digital energy. It also doesn't just reside in data centers. It lives across the whole network, from hyperscale core to edge, towers, fiber, and power interconnects. That's the DigitalBridge advantage: our diversification is by design.

In 2025, our roadmap revolves around executing with discipline across three priorities:

- *Fundraising*: We are targeting net growth in FEEUM to over $40 billion by year-end. This will come through three primary channels (i) final closings for our third flagship and second credit funds, (ii) early capital formation around new digital energy and stabilized data centers strategies we have been developing in partnership with key LPs and (iii) strategic expansion of our emerging private wealth offerings.

- *Investing*: We expect to deploy approximately $20 billion in 2025, with a growing share allocated to what we believe is the most important infrastructure shift on the horizon: AI Inference.

  If the past two years were defined by training infrastructure—concentrated, power-hungry, centralized—the years ahead will increasingly be defined by inference: distributed, latency-sensitive, and embedded into the flow of daily digital life. Serving that opportunity requires compute footprints across diverse geographies, integrated with the rest of the network. That's where our portfolio is already advantaged.

- *Scaling DBRG*: With the foundation in place, our corporate focus is now squarely on scale and margin. We will continue to launch new products, leverage our operating platform, optimize our capital allocation, and selectively invest GP capital alongside LPs where we see high conviction. We are building a business designed to compound earnings at double digits over cycles.

Inference: The Next Growth Engine

The emergence of inference as the next phase of AI infrastructure is not a thesis—it's observable reality. Model complexity and affordability are both advancing, in part due to developments like DeepSeek that drive down the cost of training. But lower cost doesn't dampen demand—it accelerates it. Over my thirty years investing across multiple technology waves, I've witnessed first hand how cheaper compute and connectivity drives higher levels of consumption. This happened with the internet, mobility, and the Cloud and today AI inference is how this plays out at scale.

In the next couple of years, inference workloads are expected to overtake training workloads in terms of driving data center demand. Enterprises are already adapting with pipeline demand directly tied to more affordable inference capabilities. And the hyperscalers are following suit—raising capex budgets from $250 billion to over $300 billion in just six months, with a clear focus on serving both training and inference growth curves.

DigitalBridge is positioned to lead in this next chapter. Not just because of our data centers—but because of our whole-network view of digital infrastructure. Towers, fiber, edge, power, and compute—connected, aligned, and increasingly essential to making real-time AI work for enterprises and consumers.

In Closing

At DigitalBridge we measure our progress in the context of the 'permanent game', a strategic focus on serving as a unique dedicated investment partner to our investors and portfolio companies building and developing the infrastructure that underpins an increasingly digital economy. In 2024, that mindset allowed us to simultaneously simplify and scale our business, positioning us to grow efficiently in the coming years.

The digital infrastructure we're building is not designed for the short-term. It's designed for durability, scalability, and relevance across cycles. That's what we're focused on. That's what we're building. And that's what we're excited to deliver to you in the years ahead.

Thank you for your continued trust and partnership.

Sincerely,

Marc Ganzi
CEO, DigitalBridge

(This page has been left blank intentionally.)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number: 001-37980

DigitalBridge Group, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Maryland		46-4591526
(State or Other Jurisdiction of Incorporation or Organization)		(I.R.S. Employer Identification No.)

750 Park of Commerce Drive, Suite 210
Boca Raton, Florida 33487
(Address of Principal Executive Offices, Including Zip Code)

(561) 570-4644
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Class A Common Stock, $0.01 par value	DBRG	New York Stock Exchange
Preferred Stock, 7.125% Series H Cumulative Redeemable, $0.01 par value	DBRG.PRH	New York Stock Exchange
Preferred Stock, 7.15% Series I Cumulative Redeemable, $0.01 par value	DBRG.PRI	New York Stock Exchange
Preferred Stock, 7.125% Series J Cumulative Redeemable, $0.01 par value	DBRG.PRJ	New York Stock Exchange

Securities registered pursuant to section 12(g) of the Act: None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☒	Accelerated Filer	☐
Non-Accelerated Filer	☐	Smaller Reporting Company	☐
		Emerging Growth Company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒

The aggregate market value of the registrant's voting and non-voting common equity held by non-affiliates of the registrant as of June 30, 2024 was approximately $2.4 billion. As of February 17, 2025, 174,312,312 shares of the Registrant's class A common stock and 149,571 shares of class B common stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Company's Proxy Statement with respect to its 2025 Annual Meeting of Stockholders to be filed not later than 120 days after the end of the Company's fiscal year ended December 31, 2024 are incorporated by reference into Part III of this Annual Report on Form 10-K.

DigitalBridge Group, Inc.
Form 10-K
Table of Contents

FORWARD-LOOKING STATEMENTS

Some of the statements contained in this Annual Report on Form 10-K (this "Annual Report") constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and we intend such statements to be covered by the safe harbor provisions contained therein. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. In some cases, you can identify forward-looking statements by the use of forward-looking terminology such as "may," "will," "should," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," or "potential" or the negative of these words and phrases or similar words or phrases which are predictions of or indicate future events or trends and which do not relate solely to historical matters. You can also identify forward-looking statements by discussions of strategy, plans or intentions.

The forward-looking statements contained in this Annual Report reflect our current views about future events and are subject to numerous known and unknown risks, uncertainties, assumptions and changes in circumstances that may cause our actual results to differ significantly from those expressed in any forward-looking statement. The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements:

- difficult market and political conditions, including those resulting from inflation, high interest rates, a general economic slowdown or a recession;

- our ability to raise capital from investors for our Company, our funds and the companies that we manage;

- the performance of our funds and investments relative to our expectations and the highly variable nature of our revenues, earnings and cash flow;

- our exposure to risks inherent in the ownership and operation of infrastructure and digital infrastructure assets, including our reliance on third-party suppliers to provide power, network connectivity and certain other services to our managed companies;

- our exposure to business risks in Europe, Asia, Latin America and other foreign markets, including the impact of changes in foreign exchange rates on the value of our investments;

- our ability to increase assets under management ("AUM") and expand our existing and new investment strategies while maintaining consistent standards and controls;

- our ability to appropriately manage conflicts of interest;

- our ability to expand into new investment strategies, geographic markets and businesses, including through acquisitions in the infrastructure and investment management industries;

- the impact of climate change and regulatory or societal efforts associated with environmental, social and governance matters;

- our ability to maintain effective information and cybersecurity policies, procedures and capabilities and the impact of any cybersecurity incident affecting our systems or network or the system and network of any of our managed companies or service providers;

- the ability of our portfolio companies to attract and retain key customers and to provide reliable services without disruption;

- any litigation and contractual claims against us and our affiliates, including potential settlement and litigation of such claims;

- our ability to obtain and maintain financing arrangements, including securitizations, on favorable or comparable terms or at all;

- the general volatility of the securities markets in which we participate;

- the market value of our assets and effects of hedging instruments on our assets;

- the impact of legislative, regulatory and competitive changes, including those related to privacy and data protection and new SEC rules governing investment advisers;

- whether we will be able to utilize existing tax attributes to offset taxable income to the extent contemplated;

- our ability to maintain our exemption from registration as an investment company under the Investment Company Act of 1940, as amended;

- changes in our board of directors or management team, and availability of qualified personnel;

- our ability to make or maintain distributions to our stockholders; and

- our understanding of and ability to successfully navigate the competitive landscape in which we and our managed companies operate.

While forward-looking statements reflect our good faith beliefs, assumptions and expectations, they are not guarantees of future performance. Furthermore, we disclaim any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, of new information, data or methods, future events or other changes. Moreover, because we operate in a very competitive and rapidly changing environment, new risk factors are likely to emerge from time to time. We caution investors not to place undue reliance on these forward-looking statements and urge you to carefully review the disclosures we make concerning risks in Part I, Item 1A. "Risk Factors" and in Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Annual Report. Readers of this Annual Report should also read our other periodic filings made with the Securities and Exchange Commission (the "SEC") and other publicly filed documents for further discussion regarding such factors.

RISK FACTOR SUMMARY

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, liquidity, results of operations and prospects. These risks are discussed more fully in Item 1A. Risk Factors. These risks include, but are not limited to, the following:

Risks Related to Our Business

- Difficult market and political conditions could adversely impact our business, financial condition and results of operations.

- Our business depends in large part on our ability to raise capital from investors. If we were unable to raise such capital, we would be unable to collect management fees or deploy such capital into investments, which would materially reduce our revenues and cash flow and adversely affect our financial condition.

- The investment management business is intensely competitive and we depend on investors in the funds we manage for the continued success of our business.

- Poor performance of our funds would cause a decline in our revenue and results of operations which may obligate us to repay performance fees previously paid to us and could adversely affect our ability to raise capital for future funds.

- Many parts of our revenues, earnings and cash flow are highly variable, which may make it difficult for us to achieve steady earnings growth on a quarterly basis, which may cause the price of our shares to be volatile.

- Our investments in infrastructure assets, particularly digital infrastructure, may expose us to risks inherent in the ownership and operation of such assets.

- Our operations in Europe, Asia, Latin America and other foreign markets expose our business to risks inherent in conducting business in foreign markets, including the impacts of changes in foreign exchange rates on the value of our investments.

- Valuation methodologies for certain assets in our managed institutional private funds can involve subjective judgements, and the fair value of assets established pursuant to such methodologies may be incorrect, which could result in the misstatement of performance and accrued performance fees of one or more of our managed funds.

- The organization and management of our current and future investment vehicles and of the Company and OP may create conflicts of interest.

- We may expand into new investment strategies, geographic markets and businesses, each of which may result in additional risks and uncertainties in our businesses. Additionally, rapid growth of our businesses, particularly outside the U.S., may be difficult to sustain and may place significant demands on our administrative, operational and financial resources.

- We do not directly control the operations of our portfolio companies and are therefore dependent on portfolio company management teams to successfully operate their businesses. Additionally, we may not realize the anticipated benefits of our strategic partnerships and joint ventures.

- Our funds may be forced to dispose of investments at a disadvantageous time.

- Climate change and regulatory and other efforts to reduce climate change could adversely affect our business.

Risks Related to our Organizational Structure and Business Operations

- We depend on our key personnel, and the loss of their services or the loss of investor confidence in such personnel could have a material adverse effect on our business, results of operations and financial condition.

- There may be conflicts of interest between us and our Chief Executive Officer, our President and certain other former senior employees of Digital Bridge Holdings, LLC ("DBH") that could result in decisions that are not in the best interests of our stockholders.

- The occurrence of a cybersecurity incident or a failure to implement effective information and cybersecurity policies, procedures and capabilities has the potential to disrupt our operations, cause material harm to our financial condition, result in misappropriation of assets, compromise confidential information and/or damage our business relationships.

Risks Related to Financing

- We require capital to continue to operate and grow our business, and the failure to obtain such capital, either through the public or private markets or other third-party sources of capital, could have a material adverse effect on our business, financial condition, results of operations and ability to maintain our distributions to our stockholders.

- Changes in the debt financing markets or higher interest rates could negatively impact the value of certain assets or investments and the ability of our funds and their portfolio companies to access the capital markets on attractive terms, which could adversely affect investment and realization opportunities, lead to lower-yielding investments and potentially decrease our net income.

- Increases in interest rates could adversely affect the value of our investments and cause our interest expense to increase, which could result in reduced earnings or losses and negatively affect our profitability as well as the cash available for distribution to our stockholders.

Risks Related to Ownership of Our Securities

- The market price of our class A common stock has been and may continue to be volatile and holders of our class A common stock could lose all or a significant portion of their investment due to drops in the market price of our class A common stock.

- We may issue additional equity securities, which may dilute your interest in us.

Risks Related to Our Incorporation in Maryland

- Certain provisions of Maryland law could inhibit changes in control.

Regulatory Risks

- Extensive regulation in the United States and abroad affects our activities, increases the cost of doing business and creates the potential for significant liabilities and that could adversely affect our business and results of operations.

- Privacy and data protection regulations are complex and rapidly evolving areas. Any failure or alleged failure to comply with these laws could harm our business, reputation, financial condition, and operating results.

Risks Related to Taxation

- We may fail to realize the anticipated benefits of becoming a taxable C Corporation, and our ability to use capital loss and net operating loss ("NOL") carryforwards to reduce future tax payments may be limited.

PART I

Item 1. Business.

In this Annual Report, unless specifically stated otherwise or the context indicates otherwise, the terms the "Company," "DBRG," "DigitalBridge," "we," "our" and "us" refer to DigitalBridge Group, Inc. and its consolidated subsidiaries. References to the "Operating Company" and the "OP" refer to DigitalBridge Operating Company, LLC, a Delaware limited liability company and the operating company of DBRG, and its consolidated subsidiaries.

Our Business

We are a leading global investment manager in digital infrastructure, deploying and managing capital across the digital ecosystem, including data centers, cell towers, fiber networks, small cells, and edge infrastructure. Our diverse global investor base includes public and private pensions, sovereign wealth funds, asset managers, insurance companies, and endowments. At December 31, 2024, we had $35.5 billion of fee earning equity under management ("FEEUM").

We are headquartered in Boca Raton, Florida, with key offices in New York, London, Luxembourg and Singapore. At December 31, 2024, we had 324 employees.

We operate as a taxable C Corporation and conduct substantially all of our activities and hold substantially all of our assets and liabilities through our Operating Company. At December 31, 2024, we owned 94% of the Operating Company as its sole managing member.

Our Investment Management Platform

Our investment management platform is anchored by our value-add funds within the DigitalBridge Partners ("DBP") infrastructure equity series. In providing institutional investors access to investments across different segments of the digital infrastructure ecosystem, our investment offerings have expanded to include core equity, credit and liquid securities.

- Our DBP series of funds focus on value-add digital infrastructure, investing in and building businesses across the digital infrastructure sector.

- Core Equity invests in digital infrastructure businesses and assets with long-duration cash flow profiles, primarily in more developed geographies, through our Strategic Assets Fund ("SAF").

- DigitalBridge Credit is our private credit strategy that delivers credit solutions to corporate borrowers in the digital infrastructure sector globally through credit financing products such as first and second lien term loans, mezzanine debt, preferred equity and construction/delay-draw loans, among other products.

- Our Liquid Strategies are fundamental long-only, long-short and market-neutral public equities strategies with well-defined mandates, leveraging the network and intellectual capital of our platform to build liquid portfolios of high quality, undervalued businesses across digital infrastructure, real estate, and technology, media, and telecom.

- InfraBridge is focused on mid-market investments in the digital infrastructure, energy and digital adjacent areas of traditional infrastructure (predominantly transportation and logistics via the Global Infrastructure Fund ("GIF") series of funds.

Our Fund Investment Strategy

As a leading digital infrastructure investment manager, we deploy a unique investment strategy which gives investors exposure to a portfolio of growing, resilient businesses enabling the next generation of mobile and internet connectivity. We invest in digital infrastructure assets in which we believe we have a competitive advantage with our experience and track record of value creation in this sector, and which possess a durable cash flow profile with compelling secular growth characteristics driven by key themes such as artificial intelligence, 5G and cloud-adoption. We believe our deep understanding of the digital infrastructure ecosystem, together with our extensive experience running mission-critical network infrastructure for some of the world's largest and most-profitable companies in this sector, will provide us with a significant advantage in identifying and executing on attractive and differentiated investment opportunities through various economic cycles.

We believe we can achieve our business objective of delivering attractive risk-adjusted returns through our rigorous underwriting and asset management processes, which benefit from our deep operational and investment experience in digital infrastructure, having invested in and run digital infrastructure businesses through multiple economic cycles. These processes allow us to implement a flexible yet disciplined investment strategy for the funds we manage and for our balance sheet. Core strengths and principles of our investment strategy include:

- *People*—Established operators, investors and thought leaders with over two decades of experience in investing and operating across the full spectrum of digital infrastructure, including towers, data centers, fiber, small cells, and edge infrastructure.

- *Assets*—Own mission-critical and hard-to-replicate network infrastructure supporting many of the largest and most-profitable digital infrastructure companies in the world, typically with very high renewal rates and pricing. We have successfully constructed a portfolio of best-in-class assets within our investment management business across all components of the digital ecosystem to drive significant synergies.

- *Operational Expertise*—This drives performance and value creation:

  - *Direct Operating Expertise*—Our substantial operating history and experience have contributed to long-standing relationships and partnerships with leading global carriers, content providers and hyperscale cloud companies, which are some of the main customers of digital infrastructure.

  - *Differentiated Mergers and Acquisitions Program*—We have numerous industry relationships that have been developed by our senior investment team over decades which generate opportunities for proprietary deal flow (from both traditional digital infrastructure companies and our global network of customers) and typically minimize participation in certain competitive auctions. Additionally, DBRG's senior investment team has experience originating, executing and integrating accretive acquisitions into existing platform investments, as well as creating strategic partnerships with carriers, utilities, broadcasters and real estate owners, many of which have been sourced on a proprietary basis.

  - *Dynamic Portfolio Company Balance Sheet Management*—We have substantial institutional relationships with leading international banks and bond investors. Certain of DBRG's senior investment team members were among the first to engage in the securitization of digital infrastructure assets and are experienced issuers in the market. We believe that these structures generally allow for higher leverage, lower interest cost, fixed rates, longer term maturities and more favorable amortization as compared to traditional financing instruments.

- *Products*—Provide flexible and creative solutions across the capital structure to digital real estate and infrastructure companies around the world.

- *Prudent Leverage*—Structuring transactions with the appropriate amount of leverage, if any, based on the risk, duration and structure of cash flows of the underlying asset.

Our investment strategy is dynamic and flexible, which enables us to adapt to global shifts in economic, technology, real estate and capital market conditions and to exploit any inefficiencies therein. Consistent with this strategy, in order to capitalize on investment opportunities that may be present in various points of an economic cycle, we may expand or change our investment strategy and/or target assets over time as appropriate.

Assessing and managing risk is a significant component of our investment strategy. In applying our risk management framework, we leverage our institutional knowledge in the digital infrastructure sector across both our equity and credit platforms.

Underwriting and Investment Process

In connection with the execution of any new investment on behalf of our funds, our underwriting team undertakes a comprehensive and disciplined due diligence process to seek an understanding of the material risks involved with making such investment, in addition to related legal, financial and business considerations. If the risks can be sufficiently mitigated in relation to the potential return, we will typically pursue the investment on behalf of our funds, subject to approval from the investment committee of the fund, composed of senior executives of DBRG.

Critical areas in our evaluation of investment opportunities are the quality of the target company's assets and credit quality of its customers. Our focus on a target company's asset quality centers around location, replacement cost, speed and ability to replicate an asset, competition in the market and cost of churn or customer switching. In terms of a target company's customer profile, in addition to credit ratings, the size of a customer's balance sheet and capitalization, and the structure and duration of customer contracts are key factors in our evaluation. Additionally, another fundamental tenet in our investment process is the structuring of our debt investments for downside protection. Our structuring considerations focus on the seniority of our debt product within the borrower's capital structure, quality of the underlying security, adequacy of financial covenants and other affirmative and/or negative covenants, among other factors.

In addition to evaluating the merits of any particular proposed investment, we evaluate the diversification of our fund's portfolio of assets. Prior to making a final investment decision, we determine whether a target asset will cause the portfolio of assets to be too heavily concentrated with, or cause too much risk exposure to, any one sector, geographic region, source of cash flow such as customers or borrowers, or other geopolitical issues. If we determine that a proposed investment presents excessive concentration risk, we may decide not to pursue an otherwise attractive investment.

Portfolio Management

Our comprehensive portfolio management process revolves around active monitoring and management of our portfolio companies and active monitoring of our credit investments. These activities include, but are not limited to, focusing on enhancing cash flow and seeking to minimize the cost of capital at our portfolio companies. We also capitalize on DBRG's experience and relationships in the digital infrastructure industry to both access opportunities for growth and address operational improvements or weaknesses identified at our portfolio companies. With respect to our credit investments, we maintain regular dialogue with our corporate borrowers and perform reviews (at least quarterly or more frequently) to assess investment and borrower credit ratings and financial performance, which enable us to consistently monitor risk of loss, and evaluate and maximize recoveries. Our active involvement allows us to proactively manage our investment risk, and identify issues and trends on a portfolio-wide basis across our portfolio companies and corporate borrowers.

Allocation Procedures

In order to address the risk of potential conflicts of interest among our managed investment vehicles, we have implemented an investment allocation policy consistent with our duty as a registered investment adviser to treat our managed investment vehicles fairly and equitably over time. Our policy provides that investment allocation decisions are to be based on a suitability assessment involving a review of numerous factors, including the investment objectives for a particular source of capital, available cash, diversification/concentration, leverage policy, the size of the investment, tax factors, anticipated pipeline of suitable investments, fund life and existing contractual obligations such as first-look rights and non-compete covenants.

Managing Our Funds

We generally manage third party capital through our sponsorship of limited partnerships that are structured primarily as closed-end funds. Acting as general partner and investment adviser of the fund, we have the authority and discretion to manage and operate the business and affairs of the fund, and are responsible for all investment decisions on behalf of the limited partner investors of the fund. We also manage co-investment vehicles in which investors co-invest in portfolio companies of our funds. With respect to our Liquid Strategies, our investment management activities are conducted through open-end fund structures and sub-advisory accounts with defined mandates.

As investment adviser, we earn management fees and incentive fees, and as general partner or equivalent, we may be entitled to carried interest.

Management Fees—Management fees are generally calculated based upon the following per annum contractual rates:

- Commingled equity funds—up to 1.60% of investors' committed capital during the commitment period, and thereafter, invested capital (subject to certain reductions for net asset value, or NAV, write-downs);
- Credit and other equity funds—up to 2.00% of contributed or invested capital from inception;
- Co-investment vehicles—up to 1.25% of contributed or invested capital from inception; and
- Liquid Strategies and InfraBridge co-investment vehicles—up to 1.25% of NAV or gross asset value ("GAV"), respectively.

Also, co-investment vehicles may charge a one-time fee upfront on committed or invested capital, generally to be paid in tranches, but with recognition of fee revenue over the expected investment holding period. Certain co-investment vehicles may be non fee-bearing.

Incentive Fees—We earn incentive fees from sub-advisory accounts in our Liquid Strategies. Incentive fees are performance-based and measured annually or in certain instances, subject to specific realization events on the underlying investments. Incentive fees are recognized when the fees are not likely to be subject to reversal, which is generally at the end of the performance measurement period or upon occurrence of the specified realization event.

Carried Interest—Carried interest represents a disproportionate allocation of returns of up to 20% to us as general partner based upon the extent to which cumulative performance of a sponsored fund exceeds minimum return hurdles, typically an annual preferred return of 6% to 8%. Carried interest generally arises when appreciation in value of the underlying investments of the fund exceeds the minimum return hurdles, after factoring in a return of invested capital and a return of certain costs of the fund pursuant to terms of the governing documents of the fund. The amount of carried interest recognized is based upon the cumulative performance of the fund if it were liquidated as of the reporting date. Unrealized carried interest is driven by changes in fair value of the underlying investments of the fund, which could be affected by various factors, including but not limited to the financial performance of the portfolio company, economic conditions, foreign exchange rates, comparable transactions in the market, and equity prices for publicly traded securities. Unrealized carried interest may be subject to reversal until such time it is realized. Realization of carried interest occurs upon disposition of all underlying investments of the fund, or in part with each disposition.

Generally, carried interest is distributed upon profitable disposition of an investment if at the time of distribution, cumulative returns of the fund exceed minimum return hurdles. Depending on the final realized value of all investments at the end of the life of a fund (and, with respect to certain funds, periodically during the life of the fund), if it is determined that cumulative carried interest distributions have exceeded the final carried interest amount earned (or amount earned as of the calculation date), we are obligated to return the excess carried interest received. Therefore, carried interest distributions may be subject to clawback if decline in investment values results in cumulative performance of the fund falling below minimum return hurdles in the interim period. If it is determined that the Company has a clawback obligation, a liability would be established based upon a hypothetical liquidation of the net assets of the fund at reporting date. The actual determination and required payment of any clawback obligation would generally occur after final disposition of the investments of the fund or otherwise as set forth in the governing documents of the fund.

Allocation of Incentive Fees and Carried Interest—A portion of incentive fees and carried interest earned by us are allocable to senior management, investment professionals, certain other employees and former employees, and for certain funds, to a third party investor, Wafra. These allocations are generally not paid to the recipients until the related incentive fees and carried interest amounts are distributed by the funds to us. If the related carried interest distributions received by us are subject to clawback, the previously distributed carried interest would be similarly subject to clawback from the recipients. We generally withhold a portion of the distribution of carried interest to satisfy the employee and former employee recipients' potential clawback obligation.

Our Fund Capital Investments

As general partner, we have minimum capital commitments to our sponsored funds. With respect to certain of our sponsored funds, we have made additional capital commitments as a general partner affiliate alongside our limited partner investors. Our capital commitments are funded with cash and not through deferral of management fees or carried interest. Our fund capital investments further align our interests to our fund investors.

Competition

As an investment manager, we primarily compete for capital from outside investors and in our pursuit and execution of investment opportunities on behalf of our investment funds. We face competition in capital formation and in acquiring investments in portfolio companies at attractive prices.

The ability to source capital from outside investors will depend upon our reputation, investment track record, pricing and terms of our investment management services, and market environment for capital raising, among other factors. We compete with other investment managers focused on or active in digital infrastructure, including other private equity sponsors, credit and hedge fund sponsors and REITs who may have greater financial resources, longer track records, more established relationships and more attractive fees and other fund terms.

The ability to transact on attractive investments will depend upon our reputation and track record on execution, capital availability, cost of capital, pricing, tolerance for risk, and number of potential buyers, among other factors. We face competition from a variety of institutional investors, including investment managers of private equity and infrastructure, credit and hedge funds, REITs, specialty finance companies, commercial and investment banks, commercial finance and insurance companies, and other financial institutions. Some of these competitors may have greater financial resources, access to lower cost of capital and access to funding sources that may not be available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments, or pay higher prices.

We also face competition in the recruitment and retention of qualified and skilled personnel. Our ability to continue to compete effectively in our business will depend upon our ability to attract new employees and retain and motivate our existing employees.

Increasing competition in the investment management industry may limit our ability to generate attractive risk-adjusted returns for our stockholders, thereby adversely affecting the market price of our common stock.

Customers

Our investment management business has over 100 institutional investors that form our diverse, global investor base, including but not limited to: public and private pensions, sovereign wealth funds, asset managers, insurance companies, and endowments.

Seasonality

We generally do not experience pronounced seasonality in our business.

Regulatory and Compliance Matters

Our business, as well as the financial services industry, generally are subject to extensive regulation, including periodic examinations by governmental agencies and self-regulatory organizations or exchanges in the U.S. and foreign jurisdictions in which we operate relating to, among other things, antitrust laws, anti-money laundering laws, anti-bribery laws relating to foreign officials, tax laws, foreign investment laws and privacy laws with respect to client and other information, and some of our funds invest in businesses that operate in highly regulated industries. The legal and regulatory requirements applicable to our business are ever evolving and may become more restrictive, which may make compliance with applicable requirements more difficult or expensive or otherwise restrict our ability to conduct our business activities in the manner in which they are now conducted. Any failure to comply with these rules and regulations could limit our ability to carry on particular activities or expose us to liability and/or reputational damage. See Item 1A. "Risk Factors–Regulatory Risks."

Investment Advisers Act of 1940

All of the investment advisers of our investment funds operating in the U.S. are registered as investment advisers with the SEC under the Investment Advisers Act of 1940, as amended (the "Investment Advisers Act") (other investment advisers (or the equivalent) may be registered in non-U.S. jurisdictions). As a result, we are subject to the anti-fraud provisions of the Investment Advisers Act and to applicable fiduciary duties derived from these provisions that apply to our relationships with the investment vehicles that we manage. These provisions and duties impose restrictions and obligations on us with respect to our dealings with our investors and our investments, including, for example, restrictions on agency, cross and principal transactions, and transactions with affiliated service providers. We, or our registered investment adviser subsidiaries, will be subject to periodic SEC examinations and other requirements under the Investment Advisers Act and related regulations primarily intended to benefit advisory clients. These additional requirements relate, among other things, to maintaining an effective and comprehensive compliance program, recordkeeping and reporting requirements and disclosure requirements. Examinations of private fund advisers have resulted in a range of actions, including deficiency letters and, where appropriate, referrals to the Division of Enforcement of the SEC. The Investment Advisers Act generally grants the SEC broad administrative powers, including the power to limit or restrict an investment adviser from conducting advisory activities in the event it fails to comply with federal securities laws. Additional sanctions that may be imposed for failure to comply with applicable requirements include the prohibition of individuals from associating with an investment adviser, the revocation of registrations and other censures and fines.

The SEC recently adopted amendments to Form PF that enhance reporting obligations for private fund advisors and to Regulation S-P, which requires, among other things, that private fund advisors adopt written policies and procedures for an incident response program to address unauthorized access to customer information. The SEC has also proposed, and can be expected to propose, additional rules and rule amendments under the Investment Advisers Act including in respect of custody requirements, cybersecurity risk governance, disclosures regarding how environmental, social and governance ("ESG") factors are taken into consideration in investment strategies, the use of predictive data analytics or similar technologies and the outsourcing of certain functions to service providers (the "Proposed Rules"). The Proposed Rules, to the extent adopted, are expected to significantly increase compliance burdens and associated costs and complexity. This regulatory complexity, in turn, may increase the need for broader insurance coverage by fund managers and increase such costs and expenses. Certain of the Proposed Rules may also (i) increase the cost of entering into and maintaining relationships with service providers; (ii) limit the number of service providers; and/or (iii) increase the costs of engaging with service providers, in each case, in a detrimental manner. In addition, these amendments could increase the risk of exposure to additional regulatory scrutiny, litigation, censure and penalties for noncompliance or perceived noncompliance, which in turn would be expected to adversely (potentially materially) affect our reputation. There can be no assurance that the Proposed Rules or any other new SEC rules and amendments will not have a material adverse effect on us.

Investment Company Act of 1940

An issuer will generally be deemed to be an "investment company" for purposes of the Investment Company Act of 1940, as amended (the "1940 Act"), and the rules and regulations of the SEC thereunder if: it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or, absent an applicable exemption or exception, it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis (the "40% test").

We do not propose to engage primarily in the business of investing, reinvesting or trading in securities. We hold ourselves out as an investment management firm engaged primarily in deploying and managing capital in infrastructure assets, and we believe that we are not an investment company under the 40% test. We also believe that the nature of our assets and the sources of our income allow us to qualify for the exception from the 40% test provided by Rule 3a-1 under the 1940 Act. We also believe that we are excepted from the definition of investment company pursuant to section 3(b)(1) of the 1940 Act because we are primarily engaged in a non-investment company business. In addition, many of our wholly owned subsidiaries rely on the exemption under section 3(c)(7) because all of their outstanding securities are owned by other subsidiaries of ours that are not investment companies.

We view the capital interests we hold in investment vehicles that we also manage not to be investment securities as defined under the 1940 Act for purposes of the 40% test, regardless of whether these interests are general partner interests or limited partner interests, or the equivalent of either in other forms of organization. Many of our investments in entities that own infrastructure assets consist of limited partner or similar interests owned by our subsidiaries in entities that they or other subsidiaries manage as general partner or managing member. The courts and the SEC staff have provided little guidance regarding the characterization for purposes of the 1940 Act of a limited partner interest or its equivalent in circumstances such as ours, but we believe, based on our understanding of applicable legal principles, that limited partner and equivalent interests do not constitute investment securities in this context. Our determination that we are not an investment company under the 40% test is in part based upon the characterization of our limited partner or similar interests in entities that we control as general partner or managing member as not being investment securities. We can provide no assurance that a court would agree with our analysis under the 40% test if it were to be challenged by the SEC or a contractual counterparty.

The 1940 Act and the rules thereunder contain detailed requirements for the organization and operations of investment companies. Among other things, the 1940 Act and the rules thereunder impose substantial regulation with respect to the capital structure (including the ability to use leverage), management, operations, transactions with affiliated persons (as defined in the 1940 Act), portfolio composition, including restrictions with respect to diversification and industry concentration, and other matters with respect to entities deemed to be investment companies. We intend to conduct our operations so that we will not be deemed to be an investment company under the 1940 Act. If the assets that we or our subsidiaries own fail to satisfy the 40% limitation (or for certain subsidiaries, other exemptions or exceptions) and we do not qualify for an exception or exemption from the 1940 Act under Rule 3a-1 or otherwise, we or our subsidiaries may be required to, among other things: (i) substantially change the manner in which we conduct our operations or the assets that we own to avoid being required to register as an investment company under the 1940 Act; or (ii) register as an investment company under the 1940 Act. Either of (i) or (ii) could have an adverse effect on us and the market price of our securities.

Data Privacy Regulation

Many jurisdictions in which we operate have laws and regulations relating to data privacy, cybersecurity and protection of personal information, including the General Data Protection Regulation ("GDPR"), a European Union ("EU") regulation that imposes detailed requirements related to the collection, storage, and use of personal information related to people located in the EU (or which is processed in the context of EU operations) and places data protection obligations and restrictions on organizations, a similar framework in the United Kingdom (the "UK GDPR"), and various privacy laws applicable to individuals residing in the United States, including the California Consumer Privacy Act (the "CCPA"), as amended by the California Privacy Rights Act. See Item 1A. "Risk Factors–Regulatory Risks–Privacy and data protection regulations are complex and rapidly evolving areas. Any failure or alleged failure to comply with these laws could harm our business, reputation, financial condition, and operating results."

Regulated Entities Outside of the United States

Certain of our subsidiaries and the funds that we manage that operate in jurisdictions outside of the United States are licensed by or have obtained authorizations to operate in their respective jurisdictions outside of the United States, and as a result are regulated by various international regulators and subject to applicable regulation. These registrations, licenses or authorizations relate to providing investment advice, discretionary investment management, arranging deals, marketing securities, capital markets activities and/or other regulated activities. Failure to comply with the laws and regulations governing these subsidiaries that have been registered, licensed or authorized could expose us to liability and/ or damage our reputation. Outside of the U.S., certain of our subsidiaries and the funds that we manage are subject to regulation in numerous jurisdictions, including the EU, the United Kingdom, Luxembourg, Cayman Islands, Hong Kong, Singapore and Abu Dhabi.

Culture of Compliance

Rigorous legal and compliance analysis of our businesses and investments is important to our culture. We strive to maintain a culture of compliance through the use of policies and procedures, such as our code of ethics, compliance systems, communication of compliance guidance and employee education and training. We have a compliance group that monitors our compliance with the regulatory requirements to which we are subject and manages our compliance policies and procedures. Our Chief Compliance Officer supervises our compliance group, which is responsible for addressing all regulatory and compliance matters that affect our activities. Our compliance policies and procedures address a variety of regulatory and compliance risks such as the handling of material non-public information, personal securities trading, anti-bribery, anti-money laundering (including know-your-customer controls), valuation of investments on a fund-specific basis, document retention, potential conflicts of interest and the allocation of investment opportunities.

Our compliance group also monitors the information barriers that we maintain between the Company's businesses. We believe that our various businesses' access to the intellectual knowledge and contacts and relationships that reside throughout our firm benefits all of our businesses. To maximize that access and related synergies without compromising compliance with our legal and contractual obligations, our compliance group oversees and monitors the communications between groups that are on the private side of our information barrier and groups that are on the public side, as well as between different public side groups. Our compliance group also monitors contractual obligations that may be impacted and potential conflicts that may arise in connection with these inter-group discussions.

Human Capital Resources

We recognize that our people are our most important asset, and we are focused on attracting, retaining, developing and advancing the best talent for DigitalBridge. We have built an organization rooted in entrepreneurship, intellectual curiosity and agility, and we believe that our people, values and specialization in the digital infrastructure space position us to deliver long-term success for our stockholders and fund investors.

Talent Management

At December 31, 2024, our global team consisted of 324 employees, of which approximately 67% were based in the U.S. None of our U.S. employees are represented by a labor union or covered by a collective bargaining agreement.

We pursue several strategic paths to attract and retain top talent, including:

• *Expanding Talent Acquisition*—Enhancing employer brand recognition, partnering with colleges, collaborating with top recruiting firms, and leveraging long-standing industry relationships.

• *Shaping the Employee Experience*—Creating market-competitive practices, monitoring employee engagement, and fostering a supportive work environment.

• *Driving Growth and Development*—Offering formal and informal learning opportunities, leadership development programs, and comprehensive 360-degree feedback to ensure continuous growth and performance enhancement.

Culture and Workplace

At DigitalBridge, we strive to foster an engaging and inclusive work environment that thrives on diverse perspectives, promotes innovation and supports the execution of our business strategy. We cultivate an agile, entrepreneurial, and professional culture that encourages embracing bold ideas, adapting swiftly to change, and taking ownership with integrity to drive innovation and deliver impactful results.

Compensation and Benefits

Our compensation program is designed to attract and reward exceptional talent with the skills necessary to support our business objectives, assist in the achievement of our strategic goals and create long-term value for our stockholders. Key features include:

• *Comprehensive Compensation Packages*—Competitive base salaries, annual incentive bonuses tied to performance, and long-term equity awards for mid-level employees and above.

• *Market Competitiveness*—Annual benchmarking to ensure fair and competitive pay and market alignment.

• *Robust Benefits*—Life and health insurance (medical, dental and vision), paid time off, parental leave, charitable gift matching, a student loan paydown program, and a 401(k) plan.

Community Engagement

We are passionate about giving back to the communities where we live and work. Our recent efforts include supporting Télécoms Sans Frontières, which provides emergency technology services during humanitarian crises and mentoring youth through Big Brothers Big Sisters in New York. Our employees embody our commitment to social responsibility through volunteering and charitable giving, serving as ambassadors of our values and reinforcing our connections with the communities we serve.

Available Information

Our website address is www.digitalbridge.com. Information contained on our website is not incorporated by reference into this Annual Report and such information does not constitute part of this report and any other report or documents the Company files with or furnishes to the SEC.

Our annual reports on Form 10-K (including this Annual Report), quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements, and any amendments thereof are available on our website under "Shareholders—SEC Filings," as soon as reasonably practicable after they are electronically filed with or furnished to the SEC, and may be viewed at the SEC's website at www.sec.gov. Copies are also available without charge from DigitalBridge Investor Relations. Information regarding our corporate governance, including our corporate governance guidelines, code of ethics and charters of committees of the Board of Directors, are available on our website under "Shareholders—Corporate Governance," and any amendment to our corporate governance documents will be posted within the time period required by the rules of the SEC and the New York Stock Exchange ("NYSE"). In addition, corporate presentations are also made available on our website from time to time under "Shareholders—Events & Presentations."

DigitalBridge Investor Relations can be contacted by mail at: DigitalBridge Group, Inc, 750 Park of Commerce Drive Suite 210, Boca Raton, FL 33487, Attn: Investor Relations; or by telephone: (561) 570-4644, or by email: ir@digitalbridge.com.

Item 1A. Risk Factors.

The following risk factors and other information included in this Annual Report should be carefully considered. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us that we currently deem immaterial or that generally apply to all businesses also may adversely impact our business. If any of the following risks occur, our business, financial condition, operating results, cash flow and liquidity could be materially adversely affected.

Risks Related to Our Business

Difficult market and political conditions could adversely impact our business, financial condition and results of operations.

Our business is materially affected by general economic and political conditions and events throughout the world, such as changes in interest rates, fiscal and monetary stimulus and withdrawal of stimulus, availability of credit, inflation rates, economic uncertainty, changes in laws (including laws relating to taxation), trade barriers, commodity prices, currency exchange rates and controls, national and international political circumstances (including wars, terrorist acts or security operations) and responses to widespread health events, and our ability to manage our exposure to these conditions may be very limited. These conditions and/or events can adversely affect our business in many ways, including by reducing the ability of our funds to raise or deploy capital, reducing the value or performance of our investments and the investments made by our funds and making it more difficult for us and our managed vehicles to realize value from existing investments. Adverse changes in market and economic conditions in the United States or the countries or regions in which we or our funds invest would likely have a negative impact on the value of our assets and spending and demand for infrastructure and technology and, accordingly, our and our funds' financial performance, the market prices of our securities, and our ability to pay dividends.

Inflation, rising interest rates, declining employment levels, declining demand for digital infrastructure, declining real estate values or periods of general economic slowdown or recession, increasing political instability or uncertainty, or the perception that any of these events may occur have negatively impacted the digital infrastructure and real estate markets in the past and may in the future negatively impact the performance of our investments, resulting in a more difficult fund raising environment and reducing exit opportunities in which to realize the value of our investments. During periods of difficult market or economic conditions (which may occur across one or more industries or geographies), the various companies or assets in which we have investments may experience several issues, including decreased revenues, increased costs, credit rating downgrades, difficulty in obtaining financing and even severe financial losses or insolvency.

In addition, political uncertainty may contribute to potential risks beyond our control, such as changes in governmental policy on a variety of matters including trade, manufacturing, development and investment, the restructuring of trade agreements, and uncertainties associated with political gridlock. The current U.S. political environment and the resulting uncertainties regarding actual and potential shifts in U.S. foreign investment, trade, taxation, economic, environmental and other policies, as well as the impact of geopolitical tension, such as a deterioration in the bilateral relationship between the U.S. and China or further escalations in the Russia-Ukraine war or conflicts in the Middle East, could lead to disruption, instability and volatility in the global markets, which may also have an impact on our investments and exit opportunities in negatively impacted sectors or geographies.

We have only a limited ability to change our portfolio promptly in response to changing economic, political or other conditions, which impedes us from responding quickly to changes in the performance of our investments and could adversely impact our business, financial condition and results of operations. Additionally, certain of our significant expenditures, such as debt service costs, real estate taxes, and operating and maintenance costs, are generally not reduced when market conditions are poor.

Our business depends in large part on our ability to raise capital from investors. If we were unable to raise such capital, we would be unable to collect management fees or deploy such capital into investments, which would materially reduce our revenues and cash flow and adversely affect our financial condition.

Our ability to raise capital from investors depends on a number of factors, including many that are outside our control. For example, investors may downsize their investment allocations to alternative asset managers to rebalance a disproportionate weighting of their overall investment portfolio among asset classes. If the value of an investor's portfolio decreases as a whole, the amount available to allocate to alternative investments could decline. Further, investors often evaluate the amount of distributions they have received from existing funds when considering commitments to new funds. Poor performance of our funds, or regulatory or tax constraints, could also make it more difficult for us to raise new capital. Our investors and potential investors continually assess our funds' performance independently and relative to market benchmarks and our competitors, which may affect our ability to raise capital for existing and future funds. If economic and market conditions deteriorate or continue to be volatile, investors may delay making new commitments to investment funds and/or we may be unable to raise sufficient amounts of capital to support the investment activities of future funds. We may not be able to find suitable investments for the funds to effectively deploy capital, which could reduce our revenues and cash flow and adversely affect our financial condition as well as our ability to raise new funds and our prospects for future growth. If we were unable to raise capital, our revenue and cash flow would be reduced, and our financial condition would be adversely affected. Furthermore, while our senior professionals have committed substantial capital to our funds, commitments from new investors may depend on the commitments made by our senior professionals to new funds. There can be no assurance that there will be further commitments to our funds by these individuals, and any future investments by them in our funds or other investment vehicles will likely depend on the performance of our funds, the performance of their overall investment portfolios and other investment opportunities available to them.

The investment management business is intensely competitive.

The investment management business is intensely competitive, with competition based on a variety of factors, including investment performance, the quality of client service, brand recognition and business reputation. Our investment management business competes for clients, personnel and investment opportunities with a large number of private equity funds, specialized investment funds, hedge funds, corporate buyers, traditional investment managers, commercial banks, investment banks, other investment managers and other financial institutions, and we expect that competition will increase. Numerous factors increase our competitive risks, some of which are outside of our control, including that:

- Competition in the digital infrastructure sector has intensified as institutional investors, technology companies and private equity firms increasingly target this asset class;

- a number of our competitors have more personnel and greater financial, technical, marketing and other resources than we do;

- many of our competitors have raised, or are expected to raise, significant amounts of capital, and many of them have investment objectives similar to ours, which may create additional competition for investment opportunities and reduce the size and duration of pricing inefficiencies that we seek to exploit;

- some of our competitors (including strategic competitors) may have a lower cost of capital and access to funding sources that are not available to us;

- some of our competitors have higher risk tolerances, different risk assessments or lower return thresholds, which could allow them to consider a wider variety of investments and to bid more aggressively than us for investments;

- our competitors may be able to achieve synergistic cost savings in respect of an investment that we cannot, which may provide them with a competitive advantage in bidding for an investment;

- our competitors may be able to innovate disruptive technologies and/or new business models to which we may be slow to adapt;

- there are relatively few barriers to entry impeding new funds, and the successful efforts of new entrants into our various lines of business, including major commercial and investment banks and other financial institutions, have resulted in increased competition;

- some investors may prefer to invest with an investment manager whose equity securities are not traded on a national securities exchange;

- some investors may prefer to pursue investments directly instead of investing through one of our managed funds or investment vehicles;

- competition for qualified motivated, and highly-skilled executives, professionals and other key personnel in investment management firms is significant, both in the U.S. and internationally, and we may not succeed in recruiting additional personnel or we may fail to effectively replace current personnel who depart with qualified or effective successors; and

- other investment managers may offer more products and services than we do, have more diverse sources of revenue or be more adept at developing, marketing and managing new products and services than we are.

We may find it harder to raise capital in the private funds and other investment vehicles that we manage, and we may lose investment opportunities in the future, if we do not match the fees, structures and terms offered by competitors to their fund clients. Alternatively, we may experience decreased profitability, decreased rates of return and increased risk of loss if we match the prices, structures and terms offered by competitors. This competitive pressure could adversely affect our ability to make successful investments and limit our ability to raise future funds, either of which would adversely impact our business, revenues, results of operations and cash flow.

We depend on investors in the funds we manage for the continued success of our business.

It could become increasingly difficult for the funds we manage to raise capital as funds compete for investments from a limited number of qualified investors. Without the participation of investors, the funds we manage will not be successful in consummating their capital-raising efforts, or they may consummate them at investment levels (or fee rates) lower than those currently anticipated.

Certain institutional investors have publicly criticized elements of our compensation arrangements, including management and advisory fees. Although we have no obligation to modify any fees or other terms with respect to the funds we manage, we experience pressure to do so. In addition, certain institutional investors, including sovereign wealth funds and public pension funds, continue to demonstrate an increased preference for alternatives to the traditional investment fund structure, such as managed accounts, specialized funds and co-investment vehicles. Even though we have entered into some such strategic arrangements, there can be no assurance that such alternatives will be as profitable to us as traditional investment fund structures. While we have historically competed primarily on the performance of the funds we manage, and not on the level of our management fees or performance fees relative to those of our competitors, there is a risk that management fees and performance fees in the alternative investment management industry will decline, without regard to the historical performance of a manager. Management fee or performance fee reductions on existing or future funds or co-investments, without corresponding decreases in our cost structure even if other revenue streams increase, would adversely affect our revenues and profitability.

The failure of the funds we manage to raise capital in sufficient amounts and on satisfactory terms could result in a decrease in FEEUM, performance fees and/or fee revenue and could have a material adverse effect on our financial condition and results of operations. Similarly, any modification of our existing fee arrangements or the fee structures for new funds could adversely affect our results of operations.

We continue to depend on investors in the funds we manage even after the capital-raising phase of any fund. Investors in many of the funds we manage make capital commitments to those funds that we are entitled to call from those investors at any time during prescribed periods. If investors were to fail to satisfy a significant amount of capital calls for any particular fund or funds, the operation and performance of those funds could be materially and adversely affected.

The governing agreements of most of our investment funds provide that, subject to certain conditions, third party investors in those funds have the right to remove the general partner of the fund, terminate the commitment period of the fund or to accelerate the termination date of the investment fund without cause by a majority or supermajority vote, which could result in a reduction in management fees we would earn from such investment funds and a significant reduction in the amounts of performance fees from those funds. In addition, the governing agreements of certain of the funds we manage allow the investors of those funds to, among other things, (i) terminate the commitment period of the fund in the event that certain "key persons" fail to devote the requisite time to managing the fund and are not replaced by qualified individuals of comparable seniority and qualifications, (ii) (depending on the fund) terminate the commitment period, dissolve the fund or remove the general partner if we, as general partner or manager, or certain "key persons" engage in certain forms of misconduct, (iii) dissolve the fund or terminate the commitment period upon the affirmative vote of a specified percentage of limited partner interests entitled to vote, or (iv) dissolve the fund or terminate the commitment period upon a change of control. In addition to having a significant negative impact on our revenue, net income and cash flow, the occurrence of such an event with respect to any of the funds we manage would likely result in significant reputational damage to us.

Poor performance of our funds would cause a decline in our revenue, and results of operations, which may obligate us to repay performance fees previously paid to us and could adversely affect our ability to raise capital for future funds.

We derive revenues primarily from:

• management fees, which are based generally on the amount of capital committed to or invested by our funds;

• performance fees, which are based on the performance of our funds; and

• returns on investments of our own capital in the funds and other investment vehicles that we sponsor and manage.

When any of our funds perform poorly, either by incurring losses or underperforming benchmarks, as compared to our competitors or otherwise, our investment record suffers which could make it more difficult for us to raise new capital, and investors in our funds may decline to invest in future funds we raise. As a result, our performance fees may be adversely affected and, all else being equal, the value of our assets under management could decrease, which may, in turn, reduce our management fees. Moreover, we may experience losses on investments of our own capital as a result of poor investment performance and may not receive performance fees with regard to such fund. Furthermore, if, as a result of poor performance or otherwise, a fund does not achieve total investment returns that exceed a specified investment return threshold over the life of the fund or other measurement period, we may be obligated to repay the amount by which performance fees that were previously distributed or paid to us exceed amounts to which we were entitled. We also guarantee such clawback obligations of our employees and may be required to repay a portion of performance fees distributed to an employee to the extent such employee fails to fulfill their repayment obligation and the amount held back by the Company from prior distributions to the employee is insufficient to satisfy the obligation.

Many parts of our revenues, earnings and cash flow are highly variable, which may make it difficult for us to achieve steady earnings growth on a quarterly basis, which may cause the price of our shares to be volatile.

A portion of our revenues, earnings and cash flow is highly variable, primarily due to the fact that performance fees from our asset management business can vary significantly from quarter to quarter and year to year. In addition, performance fees from some of the funds we manage are subject to contingent repayment by the general partner if, upon the final distribution, the relevant fund's general partner (or an affiliate thereof) has received cumulative performance fees on individual portfolio investments in excess of the amount of performance fees it would be entitled to from the profits calculated for all portfolio investments in the aggregate. We may also experience fluctuations in our results from quarter to quarter and year to year due to a number of other factors, including changes in the values of investments of the funds we manage, changes in the amount of distributions, dividends or interest paid in respect of investments, changes in our operating expenses, the degree to which we encounter competition and general economic and market conditions. Such variability may lead to volatility in the trading price of our shares and cause our results for a particular period not to be indicative of our performance in a future period. It may be difficult for us to achieve steady growth in earnings and cash flow on a quarterly basis, which could in turn lead to large adverse movements in the price of our shares or increased volatility in the price of our shares in general.

The timing of performance fees generated by the funds we manage is uncertain and will contribute to the volatility of our results. Performance fees depend on the performance of the funds we manage. It takes a substantial period of time to identify attractive investment opportunities, to raise all the funds needed to make an investment and then to realize the cash value or other proceeds of an investment through a sale, public offering, recapitalization or other exit. Even if an investment proves to be profitable, it may be several years before any profits can be realized in cash or other proceeds. We cannot predict when, or if, any realization of investments will occur. Generally, if the funds we manage were to have a realization event in a particular quarter or year, it may have a significant impact on our results for that particular quarter or year that may not be replicated in subsequent periods.

Our fee revenue may also depend on the pace of investment activity in certain of our funds during certain periods. Management fees are calculated generally based on investors' committed capital during the commitment period of the fund, and thereafter, contributed or invested capital (subject to certain reductions for NAV write-downs); invested capital for co-investment vehicles; or NAV for vehicles in the liquid securities strategy. Accordingly, a decline in the pace or the size of investments could reduce our revenue from management fees for certain funds during certain periods. Likewise, during an attractive selling environment, our funds may capitalize on increased opportunities to exit investments. Any increase in the pace at which our funds exit investments, if not offset by new commitments and investments, would reduce future management fees. Additionally, in certain of our funds that derive management fees only on the basis of invested capital, the pace at which we make investments, the length of time we hold such investment and the timing of disposition will directly impact our revenues.

Our investments in digital infrastructure may expose us to risks inherent in the ownership and operation of digital infrastructure.

We have invested and plan to continue to invest, primarily through our managed funds, in multiple asset classes within digital infrastructure, including, without limitation, data centers, cell towers, fiber networks, small cells and edge infrastructure, throughout the United States and around the world. Investment in digital infrastructure assets involves many relatively unique and acute risks. These risks include the following:

- Project revenues can be affected by a number of factors including economic and market conditions, political events, competition, regulation and the financial position and business strategy of customers;

- Any failure of physical infrastructure or services could lead to significant costs and disruptions that could harm our business reputation. Such a failure could result from numerous factors, including mechanical failure, power outage, human error, shortage of material and skilled labor or work stoppages, physical or electronic security incidents, war, terrorism, health crises or pandemics, fire, earthquake, hurricane, flood, climate change, and other natural disasters, sabotage and vandalism;

- Service interruptions, equipment failures or security incidents may result in legal liability, regulatory requirements, penalties and monetary damages and damage our brand and reputation;

- Dependence on third-party suppliers for power, network connectivity and certain other services results in vulnerability to service failures of such third-party suppliers and to price increases by such suppliers to the extent such costs are not borne by customers;

- The digital infrastructure industry is highly competitive and it may be difficult to develop and maintain a balanced customer base, resulting in increased risk based on the credit quality of one or more customers;

- Demand for digital infrastructure assets, power or connectivity is particularly susceptible to general economic slowdowns as well as adverse developments in the internet and data communications and broader technology industries;

- Demand for digital infrastructure that supports wireless infrastructure, such as cell towers, is particularly susceptible to changes in the levels of consumption of mobile data and investment by mobile carriers;

- Technological developments, such as virtualization technology, more efficient or miniaturization of computing or networking devices, or devices that require higher power densities than today's devices, may cause certain digital infrastructure assets to become obsolete or result in decreased demand for certain digital infrastructure assets;

- Digital infrastructure investments are subject to substantial government regulation related to the acquisition and operation of such investments; and

- The use and development of generative AI technologies is subject to evolving and complex regulatory frameworks across various jurisdictions, and it remains uncertain how generative AI and such regulatory developments will impact new and existing digital infrastructure investments.

Our digital infrastructure focused funds may be more susceptible to any single economic, political or regulatory occurrence and more volatile than a more diversified fund. Additionally, our strategy to invest across different classes of digital infrastructure assets may not perform as well as a portfolio that is concentrated in a particular type of digital infrastructure assets. Any of these factors may cause the value of the investments in our digital infrastructure funds to decline, which may have a material impact on our business and results of operations.

Our investments in infrastructure assets, including through our InfraBridge funds, may expose us to increased risks that are inherent in the ownership of real assets.

Investments in infrastructure assets, including through our InfraBridge funds, expose us to increased risks that are inherent in the ownership of real assets, including:

- Infrastructure investments are vulnerable to adverse change in the economic conditions in the jurisdiction in which they are situated, as well as to global economic declines. Since projects in this sector tend to be of a long-term nature, projects which were conceived at a time when conditions were favorable may subsequently be adversely affected by change in the financial markets, investor sentiment or a more general economic downturn;

- Investment vehicles may borrow to fund acquisitions or other activities and accordingly may be exposed to rates of interest which are variable over the life of the borrowing. Consequently, there is the risk that unfavorable movements in interest rates may adversely affect assets;

- Ownership of infrastructure assets may present risk of liability for personal and property injury or impose significant operating challenges and costs with respect to, for example, compliance with zoning, environmental, health and safety or other applicable laws, regulations and permit requirements;

- Many infrastructure asset investments greatly rely on the steady supply of power at reasonable costs and could be harmed by prolonged power outages or shortages, increased cost of energy or general lack of availability of electrical resources;

- Infrastructure asset investments may face construction and development risks including, without limitation: (a) labor disputes, shortages of material and skilled labor, or work stoppages, (b) slower than projected construction progress and the unavailability or late delivery of necessary equipment, (c) adverse weather conditions and unexpected construction conditions, (d) accidents or the breakdown or failure of construction equipment or processes, and (e) catastrophic events such as explosions, fires, terrorist activities and other similar events. These risks could result in substantial unanticipated delays or expenses (which may exceed expected or forecasted budgets) and, under certain circumstances, could prevent completion of construction or development activities once undertaken; and

- The operation of infrastructure assets can be exposed to unplanned interruptions caused by significant catastrophic or force majeure events and there can be no assurance that such investments' insurance policies would cover losses. These risks could, among other effects, adversely impact the cash flows available from investments in infrastructure assets, cause personal injury or loss of life, damage property, or instigate disruptions of service. In addition, the cost of repairing or replacing damaged assets could be considerable. Repeated or prolonged service interruptions may result in permanent loss of customers, litigation, or penalties for regulatory or contractual non-compliance. Force majeure events that are incapable of, or too costly to, cure may also have a permanent adverse effect on an investment.

Infrastructure investments often involve an ongoing commitment to a municipal, state, federal or foreign government or regulatory agencies. The nature of these obligations exposes us to a higher level of regulatory control than typically imposed on other businesses and may require us to rely on complex government licenses, concessions, leases or contracts, which may be difficult to obtain or maintain. Infrastructure investments may require external operators to manage such investments under contractual relationships and such operators' failure to comply with laws, including prohibitions against bribing of government officials, may adversely affect the value of such investments and cause us serious reputational and legal harm. Revenues for such investments may rely on contractual agreements for the provision of services with a limited number of counterparties and are consequently subject to counterparty default risk or poor operational performance. The operations and cash flow of infrastructure investments are also more sensitive to inflation and, in certain cases, commodity price risk and price controls. Furthermore, services provided by infrastructure investments may be subject to rate regulations by government entities that determine or limit prices that may be charged.

Similarly, users of applicable services or government entities in response to such users may react negatively to any adjustments in rates and thus reduce the profitability of such infrastructure investments.

Our operations in Europe, Asia, Latin America and other foreign markets expose our business to risks inherent in conducting business in foreign markets.

A portion of our revenues are sourced from our foreign operations in Europe, Asia, Latin America and other foreign markets. Accordingly, our firm-wide results of operations depend in part on our foreign operations. Conducting business and pursuing investment opportunities abroad carries significant risks, including:

- changes in real estate and other tax rates, the tax treatment of transaction structures and other changes in operating expenses in a particular country where we have an investment;

- restrictions and limitations relating to the repatriation of profits;

- complexity and costs of staffing and managing international operations;

- the burden of complying with multiple and potentially conflicting laws, including ESG-related regulatory frameworks such as the European Union's Sustainable Finance Disclosure Regulation ("SFDR");

- changes in relative interest rates;

- translation and transaction risks related to fluctuations in foreign currency and exchange rates and our ability to structure and implement interest rate, foreign exchange and other hedging or derivative strategies;

- lack of uniform accounting standards (including availability of information in accordance with accounting principles generally accepted in the United States ("GAAP"));

- unexpected changes in regulatory requirements;

- the impact of different business cycles and economic instability;

- political instability and civil unrest;

- legal and logistical barriers to enforcing our contractual rights, including in perfecting our security interests, collecting accounts receivable, foreclosing on secured assets and protecting our interests as a creditor in bankruptcies in certain geographic regions;

- share ownership restrictions on foreign operations and restrictions on foreign investment;

- compliance with U.S. laws affecting operations outside of the United States, including sanctions laws, or anti-bribery laws such as the Foreign Corrupt Practices Act ("FCPA"); and

- geographic, time zone, language and cultural differences between personnel in different areas of the world.

Each of these risks might adversely affect our performance and the performance of our investments. In addition, to accommodate the needs of global investors and strategies, we must structure investment products in a manner that addresses tax, regulatory and legislative provisions in different, and sometimes multiple, jurisdictions. Further, in conducting business in foreign jurisdictions, we are often faced with the challenge of ensuring that our activities and those of our funds and, in some cases, our funds' portfolio companies, are consistent with U.S. or other laws with extraterritorial application, such as the USA PATRIOT Act and the FCPA. As a result, we are required to continuously develop our systems and infrastructure, including employing and contracting with foreign businesses and entities, in response to the increasing complexity and sophistication of the investment management market and legal, accounting and regulatory situations. This growth has required, and will continue to require, us to incur significant additional expenses and to commit additional senior management and operational resources. There can be no assurance that we will be able to manage or maintain appropriate oversight over our expanding international operations effectively or that we will be able to continue to grow this part of our business, and any failure to do so could adversely affect our ability to generate revenues and control our expenses.

Rapid growth of our businesses, particularly outside the U.S., may be difficult to sustain and may place significant demands on our administrative, operational and financial resources.

Our assets under management have grown significantly in the past, and we are pursuing further growth in the near future, both organic and through acquisitions. Our rapid growth has placed, and planned growth, if successful, will continue to place, significant demands on our legal, accounting, compliance and operational infrastructure and has increased expenses. The complexity of these demands, and the expense required to address them, is a function not simply of the amount by which our assets under management has grown, but of the growth in the variety and complexity of, as well as the differences in strategy between, our different funds. In addition, we are required to continuously develop our systems and infrastructure in response to the increasing sophistication of the investment management market and legal, accounting, regulatory and tax developments. Our future growth will depend in part on our ability to maintain an operating platform and management system sufficient to address our growth and will require us to incur significant additional expenses and to commit additional senior management and operational resources. As a result, we face significant challenges in:

- maintaining adequate financial regulatory (legal, tax and compliance) and business controls;

- providing current and future investors with accurate and consistent reporting;

- implementing new or updated information and financial systems and procedures;

- monitoring and enhancing our cybersecurity and data privacy risk management; and

- training, managing and appropriately sizing our work force and other components of our businesses on a timely and cost-effective basis.

We may not be able to manage our expanding operations effectively or be able to continue to grow, and any failure to do so could adversely affect our ability to generate revenue and control our expenses.

Valuation methodologies for certain assets in our managed institutional private funds can involve subjective judgments, and the fair value of assets established pursuant to such methodologies may be incorrect, which could result in the misstatement of performance and accrued performance fees of an institutional private fund.

There are often no readily ascertainable market prices for a substantial majority of the illiquid investments of our managed institutional private funds. We determine the fair value of the investments of each of our institutional private funds at least quarterly based on the fair value guidelines set forth by GAAP. The fair value measurement accounting guidance establishes a hierarchal disclosure framework that ranks the observability of market inputs used in measuring financial instruments at fair value. The observability of inputs is impacted by a number of factors, including the type of financial instrument, the characteristics specific to the financial instrument and the state of the marketplace, including the existence and transparency of transactions between market participants. Financial instruments with readily available quoted prices, or for which fair value can be measured from quoted prices in active markets, will generally have a higher degree of market price observability and a lesser degree of judgment applied in determining fair value.

Investments for which market prices are not observable include, but are not limited to, illiquid investments in operating companies, real estate, energy ventures and structured vehicles, and encompass all components of the capital structure, including equity, mezzanine, debt, preferred equity and derivative instruments such as options and warrants. Fair values of such investments are determined by reference to (1) the market approach (i.e., multiplying a key performance metric of the investee company or asset, such as earnings before interest, income tax, depreciation and amortization ("EBITDA"), by a relevant valuation multiple observed in the range of comparable public entities or transactions, adjusted by management as appropriate for differences between the investment and the referenced comparables), (2) the income approach (i.e., discounting projected future cash flows of the investee company or asset and/or capitalizing representative stabilized cash flows of the investee company or asset) and (3) other methodologies such as prices provided by reputable dealers or pricing services, option pricing models and replacement costs. We periodically engage independent valuation firms to assess and validate our valuation models; however, there can be no assurance that these valuations accurately reflect market conditions.

The determination of fair value using these methodologies takes into consideration a range of factors including but not limited to the price at which the investment was acquired, the nature of the investment, local market conditions, the multiples of comparable securities, current and projected operating performance and financing transactions subsequent to the acquisition of the investment. Valuation approaches depend on key assumptions such as discount rates, growth projections, projected holding period and exit multiples, which are inherently uncertain and subject to change. Our valuation approach often relies on applying exit multiples derived from comparable public companies or precedent transactions. However, these multiples are subject to market fluctuations and may not accurately reflect actual exit values at the time of realization. Uncertainty in the timing of exit and with respect to non-U.S. dollar denominated investments, fluctuations in foreign exchange rates at the time of exit, further compounds valuation risks. If market conditions deteriorate or if an investment must be sold under unfavorable circumstances, actual realized values may be significantly lower than those implied by our assumed exit multiples. These valuation methodologies involve a significant degree of management judgment. For example, as to investments that we share with another sponsor, we may apply a different valuation methodology than the other sponsor does or derive a different value than the other sponsor has derived on the same investment, which could cause some investors to question our valuations.

Because there is significant uncertainty in the valuation of, or stability of the value of, illiquid investments, including the effect of foreign exchange rates on non-U.S. dollar denominated investments, the fair values of such investments as reflected in an institutional private fund's net asset value do not necessarily reflect the prices that would be obtained by us on behalf of the institutional private fund when such investments are realized. Realizations at values significantly lower than the values at which investments have been reflected in prior institutional private fund net asset values would result in reduced earnings or losses for the applicable fund and the loss of potential management fees, carried interest and incentive fees. Changes in values attributed to investments from quarter to quarter may result in volatility in the net asset values and results of operations that we report from period to period. Also, a situation where asset values turn out to be materially different than values reflected in prior institutional fund net asset values could cause investors to lose confidence in us, which could in turn result in difficulty in raising additional institutional private funds.

Further, the SEC has highlighted valuation practices as one of its areas of focus in investment advisor examinations and has instituted enforcement actions against advisers for misleading investors about valuation. If the SEC were to investigate and find errors in our methodologies or procedures, we and/or members of our management could be subject to penalties and fines, which could harm our reputation and our business, financial condition and results of operations could be materially and adversely affected.

The organization and management of our current and future investment vehicles may create conflicts of interest.

We currently manage, and may in the future manage, private funds and other investment vehicles that may be in competition with each other with respect to investment opportunities and financing opportunities. In general, our digital infrastructure focused investment funds and certain portfolio companies thereof have priority over the Company with respect to investment opportunities in digital infrastructure, and investors in our managed funds and investment vehicles typically have priority with regard to any related co-investment opportunities. We have implemented certain procedures to manage any perceived or actual conflicts among us and our managed investment vehicles, including the following:

- allocating investment opportunities based on numerous factors, including investment objectives, available cash, diversification/concentration, leverage policy, the size of the investment, tax, anticipated pipeline of suitable investments, fund life and existing contractual obligations such as first-look rights and non-compete covenants; and

- investment allocations are reviewed at least annually by the chief compliance officer of our applicable registered investment adviser.

In addition, subject to compliance with the rules promulgated under the Investment Advisers Act and the governing documents of our managed investment vehicles, we have and may continue to allow a managed investment vehicle to enter into principal transactions with us or cross-transactions with other managed investment vehicles or strategic vehicles. For certain cross-transactions, we may receive a fee from, or increased fees from, the managed investment vehicle and conflicts may exist. In certain circumstances, our funds may make investments at different levels of an issuer's capital structure. If our interests and those of our managed funds and investment vehicles are not aligned, we may face conflicts of interests that result in action or inaction that is detrimental to us, our managed investment vehicles, our strategic partnerships or our joint ventures. Further, certain officers and senior management who make allocation decisions typically have financial interests in a particular fund or managed investment vehicle, which may increase such conflicts of interest.

Potential conflicts will also arise with respect to our decisions regarding how to allocate co-investment opportunities among our funds and investors and the terms of any such co-investments. Our fund documents typically do not mandate specific allocations with respect to co-investments. The investment advisers of our funds may have an incentive to provide co-investment opportunities to certain investors in lieu of others. Co-investment arrangements may be structured through one or more of our investment vehicles, and in such circumstances, co-investors will generally bear the costs and expenses thereof (other than broken deal expenses which are typically borne by investment funds) which may lead to conflicts of interest regarding the allocation of costs and expenses between such co-investors and investors in our other investment funds. The terms of any such existing and future co-investment vehicles may differ materially, and in some instances may be more favorable to us, than the terms of certain of our funds or prior co-investment vehicles, and such different terms may create an incentive for us to allocate a greater or lesser percentage of an investment opportunity to such funds or such co-investment vehicles, as the case may be. Such incentives will from time to time give rise to conflicts of interest. There can be no assurance that any conflicts of interest will be resolved in favor of any particular investment funds or investors (including any applicable co-investors) and there is a risk that such investment fund or investor (or the SEC) may challenge our treatment of such conflict, which could impose costs on our business and expose us to potential liability.

Conflicts of interest may also arise in the allocation of fees and costs among our managed companies that we incur in connection with the management of their assets. This allocation sometimes requires us to exercise discretion and there is no guarantee that we will allocate these fees and costs appropriately.

Appropriately dealing with conflicts of interest is complex and difficult and our reputation could be damaged if we fail, or appear to fail, to deal appropriately with one or more potential or actual conflicts of interest. Regulatory scrutiny of, or litigation in connection with, conflicts of interest could have a material adverse effect on our reputation, which would materially adversely affect our business and our ability to raise capital in future managed companies.

We may expand into new investment strategies, geographic markets and businesses, each of which may result in additional risks and uncertainties in our businesses.

We intend, to the extent that market conditions warrant, to seek to grow our businesses by increasing AUM in existing businesses, pursuing new investment strategies, developing new types of investment structures and products (such as separately managed accounts and structured products), expanding into new geographic markets and businesses and marketing products to new categories of investors. Introducing new types of investment structures and products or the types of investors we provide services to could increase the complexities involved in managing such investments, including ensuring compliance with regulatory requirements.

The success of our organic growth strategy will depend on, among other things, our ability to correctly identify and create products that appeal to the limited partners of our funds and vehicles. While we have made significant expenditures to develop these new strategies and products, there is no assurance that they will achieve a satisfactory level of scale and profitability. To raise new funds and pursue new strategies, we have and expect to continue to use our balance sheet to warehouse seed investments, which may decrease the liquidity available for other parts of our business. If a new strategy or fund does not develop as anticipated and such investments are not ultimately transferred to a fund, we may not be able to dispose of such investments at an advantageous time and may be forced to realize losses on these retained investments.

We may also pursue growth through acquisitions of other investment management companies, such as our acquisition of InfraBridge. To the extent we expand into new investment strategies, geographic markets and businesses and attempt to expand our business through acquisitions, we will face numerous risks and uncertainties, including risks associated with:

- our ability to successfully negotiate and enter into beneficial arrangements with our counterparties;

- our ability to realize the anticipated operational and financial benefits from an acquisition and to effectively integrate an acquired business;

- the required investment of capital and other resources;

- our ability to successfully integrate, train and retain new employees;

- the possibility of diversion of management's time and attention from our core business;

- the possibility of disruption of our ongoing business;

- the assumption of liabilities in any acquired business and the potential for litigation;

- the broadening of our geographic footprint, including the risks associated with conducting operations in foreign jurisdictions, such as taxation;

- properly managing conflicts of interests; and

- our ability to comply with new regulatory regimes.

Entry into certain lines of business may subject us to new laws and regulations with which we are not familiar or from which we are currently exempt, and may lead to increased liability, litigation, regulatory risk, and expense. If a new business generates insufficient revenue or if we are unable to efficiently manage our expanded operations, our results of operations may be adversely affected. Moreover, if a new product, business, or venture developed internally or by acquisition is unsuccessful, we may decide to wind down, liquidate, and/or discontinue it. Such actions could negatively impact our relationships with investors in those businesses, could subject us to litigation or regulatory inquiries and could expose us to additional expenses, including impairment charges and potential liability from investor or other complaints.

We do not directly control the operations of our portfolio companies and are therefore dependent on portfolio company management teams to successfully operate their businesses.

The portfolio companies managed by our funds are typically operated by in-place management teams at such companies or by third party management companies. While we have or expect to have various rights as an owner of the portfolio companies, our governance rights for certain portfolio companies may be shared with or limited by the rights of other investors. We may have limited recourse under our management agreements or investment governing documents if we believe that in-place management teams (who are not our employees) or third-party management companies are not performing adequately. If our portfolio companies or management companies experience any significant financial, legal, accounting or regulatory difficulties, such difficulties could have a material adverse effect on us.

We often pursue investment opportunities that involve business, regulatory, legal or other complexities and the failure to successfully manage such risks could have a material adverse effect on our business, results of operations and financial condition.

We often pursue complex investment opportunities involving substantial business, regulatory or legal complexity that would deter investors. Our tolerance for complexity presents risks, as (i) such transactions can be more difficult, expensive and time-consuming to finance, execute and disclose, (ii) it can be more difficult to manage or realize value from the assets acquired in such transactions, and (iii) such transactions sometimes entail a higher level of regulatory scrutiny or a greater risk of contingent liabilities. Failure to successfully manage these risks could have a material adverse effect on our business, results of operations and financial condition.

Our funds may be forced to dispose of investments at a disadvantageous time.

Our funds may make investments of which they do not advantageously dispose of prior to the date the applicable fund is dissolved, either by expiration of such fund's term or otherwise. Although we generally expect that our funds will dispose of investments prior to dissolution, we may not be able to do so. The general partners of our funds have only a limited ability to extend the term of the fund with the consent of fund investors or the advisory board of the fund, as applicable, and therefore, we may be required to seek to sell, distribute or otherwise dispose of investments during liquidation, which may be at a disadvantageous time. This would result in a lower than expected return on the investments and, perhaps, on the fund itself.

Climate change and regulatory and other efforts to reduce climate change could adversely affect our business.

We and the portfolio companies of the funds we manage face a number of risks associated with climate change, including both transition and physical risks. The transition risks that could impact us and the investments of the funds we manage include those risks related to the impact of U.S. and foreign climate-related legislation and regulation, as well as risks arising from climate-related business trends. Moreover, our investments, and the investments of the portfolio companies of the funds we manage, are subject to risks stemming from the physical impacts of climate change. In particular, climate change may impact energy prices, insurance costs and the value of investments linked to certain digital infrastructure assets.

New climate change-related regulations or interpretations of existing laws may result in enhanced disclosure obligations that could negatively affect us or the investments of the portfolio companies of the funds we manage and also materially increase our regulatory burden. We also face business trend-related climate risks. Certain fund investors take into account climate risks, in determining whether to invest in the funds we manage. Our reputation and investor relationships could be damaged as a result of our involvement, or the involvement of the funds we manage, in certain industries, portfolio companies or transactions associated with activities perceived to be causing or exacerbating climate change, as well as any decisions we make to continue to conduct or change our activities in response to considerations relating to climate change.

We are subject to focus by our fund investors, our stockholders, regulators and other stakeholders on environmental, social and governance matters.

Many of our fund investors, stockholders, regulators and other stakeholders are focused on ESG matters. Certain fund investors, including public pension funds, consider our record on such matters in determining whether to invest in our funds. Similarly, certain stockholders, particularly institutional investors, use third-party benchmarks or scores to measure our ESG-related practices, and may use such information to decide whether to invest in our common stock or to seek to engage with us with respect to our practices. If our ESG practices do not meet the standards set by these fund investors or stockholders, they may choose not to invest in our funds or exclude our common stock from their investments. In addition, regulatory frameworks, such as the European Union's SFDR, may increase our compliance costs and operational burdens.

Conversely, anti-ESG sentiment has been gaining momentum across the United States, with several states and the federal government having enacted or proposed policies or executive action restricting ESG-focused investment practices. For example, boycott bills target financial institutions that "boycott" or "discriminate against" companies in certain industries, such as energy and mining. These laws prohibit state entities from conducting business with or investing state assets, including pension plan funds, through such institutions, and certain ESG investment prohibitions require state entities or investment managers to base investment decisions solely on pecuniary factors, excluding the consideration of

ESG factors. If investors subject to such legislation viewed our funds or practices, as being in contradiction of such "anti-ESG" policies, legislation or related legal opinions, such investors may not invest in our funds. These divergent stakeholder views expose us to competing pressures and increase litigation, regulatory and reputational risks that could have a material adverse impact on our ability to raise funds and negatively affect the price of our common stock.

Our use of artificial intelligence could expose us to various risks.

Employees of the Company have access to enterprise-grade artificial intelligence tools that are designed to operate within secure environments. Artificial intelligence technologies are susceptible to errors and other malfunctions which could lead to operational challenges and reputational risks. In addition, we may be subject to increasing regulations related to our use of these technologies, including regulations related to privacy, data security, and intellectual property rights, which could expose us to legal risks.

Risks Related to Our Organizational Structure and Business Operations

We depend on our key personnel, and the loss of their services or the loss of investor confidence in such personnel could have a material adverse effect on our business, results of operations and financial condition.

We depend on the efforts, skill, reputations and business contacts of our key personnel, including our Chief Executive Officer and our President, each of whom has entered into an employment agreement with us. For instance, the extent and nature of the experience of our executive officers and the nature of the relationships they have developed with digital infrastructure professionals, financial institutions, investors in certain of our investment vehicles and other members of the business community are critical to the success of our business. Changes to our management team have occurred in the past, and we cannot assure stockholders of the continued employment of these and other individuals with the Company.

There may be conflicts of interest between us and our Chief Executive Officer and certain other former senior DBH employees that could result in decisions that are not in the best interests of our stockholders.

Prior to our combination with DBH, Marc C. Ganzi, our Chief Executive Officer, Benjamin Jenkins, our President and Chief Investment Officer, and certain other DBRG employees who are former senior DBH employees (collectively, "Former DBH Employees") made personal investments in certain portfolio companies and/or related vehicles (collectively, the "DBH Portfolio Companies"), which DBH acquired along with a consortium of third-party investors. In the DBH combination, we acquired the contracts to provide investment advisory and other business services to the DBH Portfolio Companies, while the Former DBH Employees retained their respective investments in the DBH Portfolio Companies. As a result of these personal investments and related outside business activities, the Former DBH Employees may have control, veto rights or significant influence over, or be required to represent the interests of certain third-party investors in, major decisions and other operational matters at the DBH Portfolio Companies. In addition, Former DBH Employees may be entitled to receive carried interest payments from the DBH Portfolio Companies upon the occurrence of certain events. As a result, Former DBH Employees, may have different objectives than us regarding the performance and management of, transactions with or investment allocations to, the DBH Portfolio Companies. The Company has attempted, and will continue to attempt, to manage and mitigate actual or potential conflicts of interest between us, on the one hand, and the Former DBH Employees, on the other hand; however, there can be no assurances that such attempts will be effective.

As a result of their personal investments in DataBank and Vantage Data Centers (the prior owner of the assets from which the assets of Vantage SDC were spun out) prior to the Company's acquisition of DBH and prior to the Company's investment in Vantage SDC, additional investments made by the Company in DataBank and Vantage SDC subsequent to their initial acquisitions have already and may in the future trigger future carried interest payments to the Former DBH Employees upon the occurrence of future realization events. Such investments made by the Company include ongoing payments for the buildout of expansion capacity, including lease-up of the expanded capacity and existing inventory, in Vantage SDC. In such transactions, the Company takes a series of steps to mitigate the conflicts in the transactions, including, among others, obtaining approval from an independent committee of the board of directors for any related party transactions. In addition, at the time of the Company's investment in Vantage SDC, Messrs Ganzi and Jenkins agreed to roll their entitlements to future carried interest in Vantage SDC into equity in Vantage SDC to further align their interests with the Company. Additional information regarding payments to Messrs. Ganzi and Jenkins relating to DataBank and Vantage SDC acquisitions is included in Note 16 to the consolidated financial statements in Item 8 of this Annual Report.

Subject to our Code of Business Conduct and Ethics and related party transaction policies and procedures, as applicable, we may continue to enter into transactions or other arrangements with the DBH Portfolio Companies in which there are actual or potential conflicts of interests between us and Former DBH Employees. Despite having related party transaction policies and procedures in place and having conflict mitigants in such transactions, such transactions may not be on terms as favorable to us as they would have been if they had been negotiated among unrelated parties. In addition, such transactions may result in future conflicts of interest if the continuing interests of the Former DBH Employees in the transaction (if any) are not aligned with the Company's.

The occurrence of a cybersecurity incident or a failure to implement effective information and cybersecurity policies, procedures and capabilities has the potential to disrupt our operations, cause material harm to our financial condition, result in misappropriation of assets, compromise confidential information and/or damage our business relationships.

As an asset manager, our business is highly dependent on information technology networks and systems, including systems provided by third parties over which we have no control. We may also have limited opportunity to verify the security, effectiveness and resiliency of systems provided by third parties or to cause third parties to implement necessary or desirable improvements for such systems. In the normal course of business, we and our service providers process proprietary, confidential, and personal information provided by our customers, employees, and vendors. In addition to our information technology networks and systems, our funds' portfolio companies maintain their own information technology networks and systems to access, store, transmit, and manage or support a variety of business processes and proprietary, confidential, and personal information. The risk of a cybersecurity incident or system or network disruption to networks and systems, including through cyber-attacks or cyber intrusions, including by computer hackers, nation-state affiliated actors, and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. A cybersecurity incident or a significant and extended disruption to our or our funds' portfolio companies' systems or systems provided by third parties caused by a third-party or by employee error, negligence or fraud, or a failure to report such an incident or significant and extended disruption in the timeframe required by law, may result in compromise or corruption of, or unauthorized access to or acquisition of, proprietary, confidential, or personal information collected in the course of conducting our business, misappropriation of assets, disruption of our operations, material harm to our financial condition, cash flows, and the market price of our common shares, significant remediation expenses, and increased cybersecurity protection and insurance costs. A cybersecurity incident or disruption could also interfere with our ability to comply with financial reporting requirements or result in loss of competitive position, regulatory actions or increased regulatory scrutiny, litigation, breach of contracts, reputational harm, damage to our stakeholder relationships, or legal liability. While we may be entitled to damages if our third-party service providers fail to satisfy their cybersecurity-related obligations to us, any award may be insufficient to cover our damages, or we may be unable to recover such award. Additionally, future or past business transactions (such as acquisitions or integrations) could expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities' systems and technologies. Furthermore, we may identify security issues that were not found during due diligence of such acquired or integrated entities, and it may be difficult to integrate companies into our information technology environment and security program.

These risks require continuous and likely increasing attention and resources from us to, among other actions, identify and quantify these risks; upgrade and expand our technologies, systems, and processes to adequately address them; and provide periodic training for our employees to assist them in detecting phishing, malware, and other schemes. This diverts time and resources from other activities. In addition, the cost and operational consequences of responding to a cybersecurity incident or deficiency in our cybersecurity could be significant. Although we make efforts to maintain the security and integrity of our networks and systems, and the proprietary, confidential and personal information that resides on or is transmitted through them, and we have implemented various cybersecurity policies, procedures capabilities to manage the risk of a cybersecurity incident or disruption, there can be no assurance that our cybersecurity efforts and measures will be effective or that attempted cybersecurity incidents or disruptions would not be successful or damaging. Due to the complexity and interconnectedness of our information technology networks and systems, and those upon which we rely, the process of upgrading or patching our protective measures could itself create a risk of cybersecurity issues or system disruptions for the Company, as well as for clients who rely upon, or have exposure to, such information technology networks and systems.

Moreover, data protection laws and regulations in the jurisdictions where we operate often require "reasonable," "appropriate" or "adequate" technical and organizational cybersecurity measures, and the interpretation and application of those laws and regulations are often uncertain and evolving; there can be no assurance that our cybersecurity measures will be deemed adequate, appropriate or reasonable by a regulator or court. Increased regulation of data collection, use and retention practices, including self-regulation and industry standards, changes in existing laws and regulations, enactment of new laws and regulations, increased enforcement activity, and changes in interpretation of laws, could increase our cost of compliance and operation, limit our ability to grow our business or otherwise harm the Company.

26

While we have purchased cybersecurity insurance, there are no assurances that the coverage would be adequate in relation to any incurred losses. Moreover, as cyber-attacks and cyber intrusions increase in frequency and magnitude, we may be unable to obtain cybersecurity insurance in amounts and on terms we view as adequate for our operations.

Our funds' portfolio companies also rely on similar systems and face similar risks. A disruption or compromise of these systems could have a material adverse effect on the value of these businesses. Our funds may invest in strategic assets having a national or regional profile or in infrastructure assets, the nature of which could expose them to a greater risk of being subject to a terrorist attack or cybersecurity incident than other assets or businesses. Such an event may have material adverse consequences on other of our investments or assets of the same type or may require applicable portfolio companies to increase preventative cybersecurity measures or expand insurance coverage.

We may not realize the anticipated benefits of our strategic partnerships and joint ventures.

We have and may continue to enter into strategic partnerships and joint ventures to support growth in our business. We may also make investments in partnerships or other co-ownership arrangements or participations with third parties. In connection with our investments, our partners provide, among other things, property management, investment advisory, sub-advisory and other services to us and certain of the companies that we manage. Any failure of our partners to perform their obligations may have a negative impact on our financial performance and results of operation. Additionally, we may not realize any of the anticipated benefits of our strategic partnerships and joint ventures. Such investments and any future strategic partnerships and/or joint ventures subject us and the companies we manage to risks and uncertainties not otherwise present with other methods of investment.

We are subject to substantial litigation risks and may face significant liabilities and damage to our professional reputation as a result of litigation allegations and negative publicity.

In the ordinary course of business, we are subject to the risk of substantial litigation and face significant regulatory oversight. Such litigation and proceedings, including, regulatory actions and shareholder class action suits, may result in defense costs, settlements, fines or judgments against us, some of which may not be covered by insurance or may result in disputes with insurance carriers relating to coverage. Litigation could be more likely in connection with a change of control transaction or during periods of market dislocation, shareholder activism or proxy contests. Due to the inherent uncertainties of litigation and regulatory proceedings, we cannot accurately predict the ultimate outcome of any such litigation or proceedings. An unfavorable outcome could negatively impact our cash flow, financial condition, results of operations and trading price of our shares of class A common stock.

In addition, even in the absence of misconduct, we may be exposed to litigation or other adverse consequences where investments perform poorly and investors in or alongside our managed companies experience losses. We depend to a large extent on our business relationships and our reputation for integrity and high-caliber professional services to attract and retain investors and to pursue investment opportunities for us and our managed companies. As a result, allegations of improper conduct by private litigants (including investors in or alongside our managed companies) or regulators, whether the ultimate outcome is favorable or unfavorable to us, as well as negative publicity and press speculation about us, our investment activities or the private equity industry in general, whether or not valid, may harm our reputation, which may be more damaging to our business than to other types of businesses.

Misconduct by our current and former employees, directors, advisers, third party-service providers or others affiliated with us could harm us by impairing our ability to attract and retain investors and by subjecting us to significant legal liability, regulatory scrutiny and reputational harm.

Our current and former employees, directors, advisers, third party-service providers or others affiliated with us could engage in misconduct or be accused of engaging in misconduct that adversely affects our business. We are subject to a number of obligations and standards arising from our asset management business and our authority over the assets managed by our asset management business. If anyone associated or affiliated with us, or the portfolio companies of the funds we manage, were to engage, or be accused of engaging in illegal or suspicious activities, sexual harassment, racial or gender discrimination, improper use or disclosure of confidential information, fraud, payment or solicitation of bribes, misrepresentation of products and services or any other type of similar misconduct or violation of other laws and regulations, we could suffer serious harm to our brand and reputation, be subject to penalties or sanctions, face difficulties in raising funds, and suffer serious harm to our financial position and current and future business relationships, as well as face potentially significant litigation or investigations.

In recent years, the U.S. Department of Justice and the SEC have devoted greater resources to enforcement of the FCPA. In addition, the U.K. has also significantly expanded the reach of its anti-bribery laws. While we have developed and implemented policies and procedures designed to ensure strict compliance by us and our personnel with the FCPA and other anti-corruption laws, such policies and procedures may not be effective in all instances to prevent violations. In addition, we may face an increased risk of such misconduct to the extent our investment in non-U.S. markets, particularly emerging markets, increases. Any determination that we have violated the FCPA, the U.K. anti-bribery laws or other applicable anti-corruption laws, could subject us to, among other things, civil and criminal penalties or material fines, profit disgorgement, injunctions on future conduct, securities litigation and a general loss of investor confidence, any one of which could adversely affect our business prospects, financial position or the market value of our common stock.

We have been and may continue to be subject to the actions of activist stockholders, which could cause us to incur substantial costs, divert management's attention and resources, and have an adverse effect on our business.

We have been and may continue to be the subject of increased activity by activist stockholders. Responding to stockholder activism can be costly and time-consuming, disrupt our operations and divert the attention of management and our employees from executing our business plan. Activist campaigns can create perceived uncertainties as to our future direction, strategy or leadership and may result in the loss of potential business opportunities, harm our ability to attract new investors, tenants/operators/managers and joint venture partners, cause us to incur increased legal, advisory and other expenses and cause our stock price to experience periods of volatility or stagnation. Moreover, if individuals are elected to our board of directors with a specific agenda, even though less than a majority, our ability to effectively and timely implement our current initiatives and execute on our long-term strategy may be adversely affected.


Risks Related to Financing


We require capital to continue to operate and grow our business, and the failure to obtain such capital, either through the public or private markets or other third-party sources of capital, could have a material adverse effect on our business, financial condition, results of operations and ability to maintain our dividends to our stockholders.

We require capital to fund acquisitions and originations of our target investments, to fund our operations, including overhead costs, to fund dividends to our stockholders and to repay principal and interest on our borrowings. We expect to meet our capital requirements using cash on hand and cash flow generated from our operations and investments. However, we may also have to rely on third-party sources of capital, including public and private offerings of securities and debt financings. Third-party financing may not be available to us when needed, on favorable terms, or at all. If we are unable to obtain adequate financing to fund or grow our business, it could have a material adverse effect on our ability to acquire additional assets and make our debt service payments, and our financial condition, results of operations and the ability to fund our distributions to our stockholders would be materially adversely affected. Due to the fact that, as of this filing, we are no longer a "well-known seasoned issuer," as such term is used in the SEC's regulations, which otherwise would allow us to, among other things, file automatically effective Form S-3 registration statements, our capital-raising ability may be impaired. During any period when we are not eligible to use Form S-3 or qualify as a "well known seasoned issuer," we would be required to conduct offerings on an exempt basis or use a registration statement on Form S-1 to register securities with the SEC, which could hinder our ability to act quickly in raising capital to take advantage of market conditions and may increase our cost of raising capital. Further, the expenses associated with raising capital using Form S-1 are generally greater than those associated with using Form S-3.

Changes in the debt financing markets or higher interest rates could negatively impact the value of certain assets or investments and the ability of our funds and their portfolio companies to access the capital markets on attractive terms, which could adversely affect investment and realization opportunities, lead to lower-yielding investments and potentially decrease our net income.

A significant contraction or weakening in the market for debt financing or other adverse change relating to the terms of debt financing, including higher interest rates and equity requirements and more restrictive covenants, could have a material adverse impact on our business and that of our investment funds and their portfolio companies. Additionally, higher interest rates may create downward pressure on the price of digital infrastructure assets, increase the cost and availability of debt financing for the transactions our funds may pursue and decrease the value of fixed-rate debt investments made by our funds. If our funds are unable to obtain committed debt financing for potential acquisitions or are only able to obtain debt financing at unfavorable interest rates or on unfavorable terms, our funds may have difficulty completing acquisitions that may have otherwise been profitable or if completed, such acquisitions could generate lower than expected profits, each of which could lead to a decrease in our net income. Further, should the equity markets experience a period of sustained declines in values as a result of concerns regarding higher interest rates, our funds may face increased difficulty in realizing value from investments.

Our funds' portfolio companies also regularly utilize the corporate debt markets in order to obtain financing for their operations. To the extent monetary policy, tax or other regulatory changes or difficult credit markets render such financing difficult to obtain, more expensive or otherwise less attractive, this may also negatively impact the financial results of those portfolio companies and, therefore, the investment returns on our funds. In addition, to the extent that market conditions and/or tax or other regulatory changes make it difficult or impossible to refinance debt that is maturing in the near term, some of our funds' portfolio companies may be unable to repay such debt at maturity and may be forced to sell assets, undergo a recapitalization or seek bankruptcy protection.

Increases in interest rates could adversely affect the value of our investments and cause our interest expense to increase, which could result in reduced earnings or losses and negatively affect our profitability as well as the cash available for distribution to our stockholders.

The value of our investments in certain assets may decline if long-term interest rates increase or remain elevated. Declines in the value of our investments may ultimately reduce earnings or result in losses to us, which may negatively affect cash available for distribution to our stockholders. In addition, in a period of rising interest rates, our operating results will partially depend on the difference between the income from our assets and financing costs. We anticipate that, in some cases, the income from such assets will respond more slowly to interest rate fluctuations than the cost of our borrowings. Consequently, changes in interest rates, particularly short-term interest rates, may significantly influence our net interest income, which is the difference between the interest income we earn on our interest-earning investments and the interest expense we incur in financing these investments. Increases in these rates could decrease our net income and the market value of our assets.

Rising interest rates may also affect the yield on our investments or target investments and the financing cost of our debt. If rising interest rates cause us to be unable to acquire a sufficient volume of our target investments with a yield that is above our borrowing cost, our ability to satisfy our investment objectives and to generate income and pay dividends may be materially and adversely affected. Due to the foregoing, significant fluctuations in interest rates could materially and adversely affect our results of operations, financial conditions and our ability to make distributions to our stockholders.

We may not be able to generate sufficient cash flow to meet all of our existing or potential future debt service obligations.

Our ability to meet all of our existing or potential future debt service obligations (including those under our securitized debt instruments), to refinance our existing or potential future indebtedness, and to fund our operations, working capital, acquisitions, capital expenditures, and other important business uses, depends on our ability to generate sufficient cash flow in the future. Our future cash flow is subject to, among other factors, general economic, industry, financial, competitive, operating, legislative, and regulatory conditions, many of which are beyond our control.

We cannot assure you that our business will generate sufficient cash flow from operations or that future sources of cash will be available to us on favorable terms, or at all, in amounts sufficient to enable us to meet all of our existing or potential future debt service obligations, or to fund our other important business uses or liquidity needs. Furthermore, if we incur additional indebtedness in connection with future acquisitions or for any other purpose, our existing or potential future debt service obligations could increase significantly and our ability to meet those obligations could depend, in large part, on the returns from such acquisitions or projects, as to which no assurance can be given.

Furthermore, our obligations under the terms of our borrowings could impact us negatively. For example, such obligations could:

- limit our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes;

- restrict us from making strategic acquisitions or cause us to make non-strategic divestitures;

- restrict us from paying dividends to our stockholders;

- increase our vulnerability to general economic and industry conditions; and

- require a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on our borrowings, thereby reducing our ability to use cash flow to fund our operations, capital expenditures and future business opportunities.

We may also need to refinance all or a portion of our indebtedness at or prior to the scheduled maturity. Our ability to refinance our indebtedness or obtain additional financing will depend on, among other things, (i) our business, financial condition, liquidity, results of operations, distributable earnings ("DE") prospects, and then-current market conditions; and (ii) restrictions in the agreements governing our indebtedness. As a result, we may not be able to refinance any of our indebtedness or obtain additional financing on favorable terms, or at all.

In particular, our securitization co-issuers' ability to refinance the securitization debt instruments or sell their interests in the securitization collateral will be affected by a number of factors, including the availability of credit for the collateral, the fair market value of the securitization collateral, our securitization entities' financial condition, the operating history of the securitization managed funds, tax laws and general economic conditions. The ability of our securitization entities to sell or refinance their interests in the securitization collateral at or before the anticipated repayment date of the securitization debt instruments will also be affected by the degree of our success in forming new funds as additional managed funds for the securitization collateral pool. In the event that our securitization entities are not able to refinance the securitization debt instruments prior to the anticipated repayment date for such instruments, the interest payable on such securitization debt instruments will increase, which will reduce the cash flow available to us for other purposes.

If we do not generate sufficient cash flow from operations and additional borrowings or refinancings are not available to us, we may be unable to meet all of our existing or potential future debt service obligations. As a result, we would be forced to take other actions to meet those obligations, such as selling assets, raising equity or delaying capital expenditures, any of which could have a material adverse effect on us. Furthermore, we cannot assure you that we will be able to effect any of these actions on favorable terms, or at all.

The securitization transaction documents impose certain restrictions on our activities or the activities of our subsidiaries, and the failure to comply with such restrictions could adversely affect our business.

The indenture and other agreements entered into by certain of our subsidiaries contain various covenants that limit our and our subsidiaries' ability to engage in specified types of transactions. For example, among other things our covenants restrict (subject to certain exceptions) the ability of certain subsidiaries to:

- incur or guarantee additional indebtedness;
- sell certain assets;
- alter the business conducted by our subsidiaries;
- create new subsidiaries or alter our current cash distribution arrangements;
- create or incur liens on certain assets; or
- consolidate, merge, sell or otherwise dispose of all or substantially all of the assets held within the securitization entities.

In addition, under the transaction documents related to our securitization transactions, a failure to comply with certain covenants could prevent our securitization entities from distributing any excess cash to us, which may limit our ability to make distributions to our stockholders.

As a result of these restrictions, we may not have adequate resources or the flexibility to continue to manage the business and provide for our growth, which could adversely affect our future growth prospects, financial condition, results of operations and liquidity.

The securitized debt instruments issued by certain of our wholly-owned subsidiaries have restrictive terms, and any failure to comply with such terms could result in default, which could adversely affect our business.

The securitization debt instruments are subject to a series of covenants and restrictions customary for transactions of this type, including (i) that the securitization co-issuers maintain specified reserve accounts to be used to make required payments in respect of the securitization notes, (ii) provisions relating to optional and mandatory prepayments and the related payment of specified amounts, including specified prepayment consideration in the case of the securitization term notes under certain circumstances, (iii) in the event that the securitization notes are not fully repaid by their applicable respective anticipated repayment dates, provisions relating to additional interest that will begin to accrue from and after such respective anticipated repayment dates and (iv) covenants relating to record keeping, access to information and similar matters. The securitization notes are also subject to customary amortization events, including events tied to failure to maintain stated debt service coverage ratios. The securitization notes are also subject to certain customary events of default, including events relating to non-payment of required interest, principal, or other amounts due on or with respect to the securitization notes, failure to comply with covenants within certain time frames, certain bankruptcy events, breaches of specified representations and warranties and the termination for cause of certain limited partnership agreements of investment vehicles managed by us resulting in a specified percentage decrease of annualized recurring fees.

In the event that an amortization event occurs under the indenture which would require repayment of the securitization debt instruments or in the event of failure to repay or refinance the securitized debt instruments prior to the anticipated repayment date, the funds available to us would be reduced, which would in turn reduce our ability to operate and/or grow our business. If our subsidiaries are not able to generate sufficient cash flow to service their debt obligations, they may need to refinance or restructure debt, sell assets, reduce or delay capital investments, or seek to raise additional capital. If our subsidiaries are unable to implement one or more of these alternatives, they may not be able to meet debt payment and other obligations which could have an adverse effect on our financial condition.

Our use of leverage to finance our businesses exposes us to substantial risks.

As of December 31, 2024, we had $300 million in borrowings outstanding under our securitized financing facility. We may choose to finance our businesses operations through further borrowings under the securitized financing facility or by issuing additional debt. Our existing and future indebtedness exposes us to the typical risks associated with the use of leverage, including the risks related to changes in debt financing markets and higher interest rates.


Risks Related to Ownership of Our Securities


The market price of our class A common stock has been and may continue to be volatile and holders of our class A common stock could lose all or a significant portion of their investment due to drops in the market price of our class A common stock.

The market price of our class A common stock has been and may continue to be volatile. Our stockholders may not be able to resell their common stock at or above the implied price at which they acquired such common stock due to fluctuations in the market price of our class A common stock, including changes in market price caused by factors unrelated to our operating performance or prospects. Additionally, this volatility and other factors have and may continue to induce stockholder activism, which has been increasing in publicly traded companies in recent years and to which we have and continue to be subject, and could materially disrupt our business, operations and ability to make distributions to our stockholders.

We may issue additional equity securities, which may dilute your interest in us.

In order to expand our business, we may consider offering class A common stock and securities that are convertible into our class A common stock and may issue additional class A common stock in connection with acquisitions or joint ventures. If we issue and sell additional shares of our class A common stock, the ownership interests of our existing stockholders will be diluted to the extent they do not participate in the offering. The number of shares of class A common stock that we may issue for cash in non-public offerings without stockholder approval is limited by the rules of the NYSE. However, we may issue and sell shares of our class A common stock in public offerings, and there generally are exceptions that allow companies to issue a limited number of equity securities in private offerings without stockholder approval, which could dilute your ownership.

In addition, we have and may continue to issue OP Units in the OP to current employees or third parties without stockholder approval. Subject to any applicable vesting or lock-up restrictions and pursuant to the terms and conditions of the OP agreement, a holder of OP Units may elect to redeem such OP Units for cash or, at the Company's option, shares of our class A common stock on a one-for-one basis. As a result of such OP Unit issuances and potential future issuances, your ownership will be diluted.

Our board of directors may modify our authorized shares of stock of any class or series and may create and issue a class or series of common stock or preferred stock without stockholder approval.

Our Articles of Amendment and Restatement, as amended (our "Charter"), authorizes our board of directors to, without stockholder approval, classify any unissued shares of common stock or preferred stock; reclassify any previously classified, but unissued, shares of common stock or preferred stock into one or more classes or series of stock; and issue such shares of stock so classified or reclassified. Our board of directors may determine the relative rights, preferences, and privileges of any class or series of common stock or preferred stock issued. As a result, we may issue series or classes of common stock or preferred stock with preferences, dividends, powers, and rights (voting or otherwise) senior to the rights of current holders of our class A common stock. The issuance of any such classes or series of common stock or preferred stock could also have the effect of delaying or preventing a change of control transaction that might otherwise be in the best interests of our stockholders.

An investment in our shares is not an investment in any of the funds we manage, and the assets and revenues of such funds are not directly available to us.

Shares of class A common stock are securities of the Company only. While our historical consolidated and combined financial information includes financial information, including assets and revenues of certain funds we manage on a consolidated basis, and our future financial information will continue to consolidate certain of these funds, such assets and revenues are available to the fund and not to us except through management fees, performance fees, distributions in respect of the Company's investment in such funds and other proceeds arising from agreements with such funds.

Risks Related to Our Incorporation in Maryland

Certain provisions of Maryland law could inhibit changes in control.

Certain provisions of the Maryland General Corporation Law ("MGCL") may have the effect of inhibiting a third party from making a proposal to acquire us or impeding a change of control that could provide our stockholders with the opportunity to realize a premium over the then-prevailing market price of our common stock, including:

- "business combination" provisions that, subject to limitations, prohibit certain business combinations between us and an "interested stockholder" (defined generally as any person who beneficially owns 10% or more of the voting power of our outstanding voting stock), or an affiliate thereof, for five years after the most recent date on which the stockholder becomes an interested stockholder, and thereafter imposes special appraisal rights and supermajority voting requirements on these combinations; and

- "control share" provisions that provide that holders of "control shares" of our company (defined as voting shares which, when aggregated with all other shares owned or controlled by the stockholder, entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a "control share acquisition" (defined as the direct or indirect acquisition of ownership or control of issued and outstanding "control shares") have no voting rights except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares.

The statute permits various exemptions from its provisions, including business combinations that are exempted by a board of directors prior to the time that the "interested stockholder" becomes an interested stockholder. Our board of directors has, by resolution, exempted any business combination between us and any person who is an existing, or becomes in the future, an "interested stockholder," provided that any such business combination is first approved by our board of directors (including a majority of the directors of our Company who are not affiliates or associates of such person). Consequently, the five-year prohibition and the supermajority vote requirements will not apply to business combinations between us and any such person. As a result, such person may be able to enter into business combinations with us that may not be in the best interest of our stockholders, without compliance with the supermajority vote requirements and the other provisions of the statute. Additionally, this resolution may be altered, revoked or repealed in whole or in part at any time and we may opt back into the business combination provisions of the MGCL. If this resolution is revoked or repealed, the statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer. In the case of the control share provisions of the MGCL, we have elected to opt out of these provisions of the MGCL pursuant to a provision in our bylaws.

Conflicts of interest may exist or could arise in the future with the OP and its members, which may impede business decisions that could benefit our stockholders.

Conflicts of interest may exist or could arise as a result of the relationships between us and our affiliates, on the one hand, and the OP or any member thereof, on the other. Our directors and officers have duties to our Company and our stockholders under applicable Maryland law in connection with their management of our Company. At the same time, the Company, as sole managing member of the OP, has fiduciary duties to the OP and to its members under Delaware law in connection with the management of the OP. Our duties to the OP and its members, as the sole managing member, may come into conflict with the duties of our directors and officers to our Company and our stockholders. As of the date of this report, Messrs. Ganzi and Jenkins indirectly own approximately 1.5% and 1.3%, respectively, in the OP. These conflicts may be resolved in a manner that is not in the best interest of our stockholders.

Regulatory Risks

Extensive regulation in the United States and abroad affects our activities, increases the cost of doing business and creates the potential for significant liabilities that could adversely affect our business and results of operations.

Our business is subject to extensive regulation, including periodic examinations by governmental agencies and self-regulatory organizations in the jurisdictions in which we operate around the world. Many of these regulators, including U.S. and foreign government agencies and self-regulatory organizations and state securities commissions in the United States, are empowered to grant, and in specific circumstances to cancel, permissions to carry on particular activities, and to conduct investigations and administrative proceedings that can result in fines, suspensions of personnel or other sanctions, including censure, the issuance of cease-and-desist orders or the suspension or expulsion of applicable licenses and memberships.

In recent years, the SEC and its staff have focused on issues relevant to global investment firms and have formed specialized units devoted to examining such firms and, in certain cases, bringing enforcement actions against the firms, their principals and their employees. Such actions and settlements involving U.S.-based private fund advisers generally have involved a number of issues, including the undisclosed allocation of the fees, costs and expenses related to unconsummated co-investment transactions (i.e., the allocation of broken deal expenses), undisclosed legal fee arrangements affording the adviser greater discounts than those afforded to funds advised by such adviser and the undisclosed acceleration of certain special fees. Recent SEC focus areas have also included, among other things, compliance with the SEC's marketing rule and custody rule, the misuse of material non-public information, material impacts on portfolio companies owned by private funds, and compliance with practices described in fund disclosures regarding the use of limited partner advisory committees, including whether advisory committee approvals were properly obtained in accordance with fund disclosures.

The SEC's oversight, inspections and examinations of global investment firms, including our firm, have focused on transparency, investor disclosure practices, fees and expenses, valuation and conflicts of interest and whether firms have adequate policies and procedures to ensure compliance with federal securities laws in connection with these and other areas of focus. While we believe we have procedures in place reasonably designed to monitor and make appropriate and timely disclosures regarding the engagement and compensation of our affiliated services providers and other matters of current regulatory focus, the SEC's inspections of our firm have raised concerns about these and other areas of our operations. In September 2024, Colony Capital Investment Advisors, LLC ("CCIA"), the investment adviser to certain legacy funds and vehicles holding legacy assets, entered into a settlement agreement with the SEC that resolved the previously disclosed SEC examination into certain alleged deficiencies identified in the examination relating to CCIA's compliance with its fiduciary duty, duty of care and disclosure of affiliate transactions involving certain legacy businesses and operations. Although we believe that CCIA acted in accordance with applicable legal requirements and always conducted its business in the best interests of its clients, we took a number of steps to improve our investor disclosures and compliance processes in response to the CCIA examination. In connection with the settlement agreement, the SEC issued a cease-and-desist order (the "Order") against CCIA. Under the terms of the Order, pursuant to which CCIA neither admitted nor denied any of the findings contained therein, CCIA agreed to cease and desist from committing or causing any violations and any future violations of Section 206(2) and 206(4) of the Investment Advisers Act and Rules 206(4)-7 and 206(4)-8 promulgated thereunder, (ii) be censured, and (iii) pay a civil monetary penalty in the amount of $350,000 to the SEC.

In addition, in recent years the SEC and several states have initiated investigations alleging that certain private equity firms and hedge funds, or agents acting on their behalf, have paid money to current or former government officials or their associates in exchange for improperly soliciting contracts with the state pension funds (i.e., " pay to play" practices). Such "pay to play" practices are subject to extensive federal and state regulation, and any failure on our part to comply with rules surrounding "pay to play" practices could expose us to significant penalties and reputational damage.

Further, we regularly are subject to requests for information and informal or formal investigations by the SEC and other regulatory authorities, with which we routinely cooperate, and even historical practices that have been previously examined may be revisited. Even if an investigation or proceeding does not result in a sanction or the sanction imposed against us or our personnel by a regulator were small in monetary amount, the costs incurred in responding to such matters could be material and the adverse publicity relating to the investigation, proceeding or imposition of these sanctions could harm our reputation and cause us to lose existing investors or fail to gain new investors or discourage others from doing business with us.

In addition, we regularly rely on exemptions from various requirements of the Securities Act, the Exchange Act, the 1940 Act, the Commodity Exchange Act and ERISA in conducting our investment activities in the United States. Similarly, in conducting our investment activities outside the United States, we rely on available exemptions from the regulatory regimes of various foreign jurisdictions. These exemptions from regulation within the United States and abroad are sometimes highly complex and may, in certain circumstances, depend on compliance by third parties whom we do not control. If for any reason these exemptions were to become unavailable to us, we could become subject to regulatory action or third-party claims and our business could be materially and adversely affected. Moreover, the requirements imposed by our regulators are designed primarily to ensure the integrity of the financial markets and to protect investors in our funds and are not designed to protect our stockholders. Consequently, these regulations often serve to limit our activities and impose burdensome compliance requirements.

The SEC recently adopted amendments to Form PF that enhance reporting obligations for private fund advisors and to Regulation S-P, which requires, among other things, that private fund advisors adopt written policies and procedures for an incident response program to address unauthorized access to customer information. The SEC has also proposed, and can be expected to propose, additional rules and rule amendments under the Investment Advisers Act including in respect of custody requirements, cybersecurity risk governance, disclosures regarding how ESG factors are taken into consideration in investment strategies, the use of predictive data analytics or similar technologies and the outsourcing of certain functions to service providers (the "Proposed Rules").

The Proposed Rules, to the extent adopted, are expected to significantly increase compliance burdens and associated costs and complexity. This regulatory complexity, in turn, may increase the need for broader insurance coverage by fund managers and increase such costs and expenses. The amendments and Proposed Rules may also increase the cost of entering into and maintaining relationships with service providers to the Company and its managed funds and could expose us to additional regulatory scrutiny, litigation, censure and penalties for noncompliance or perceived noncompliance, which could adversely affect our reputation and business.

In addition to the U.S. legislation described above, other jurisdictions, including many European jurisdictions, have proposed modernizing financial regulations that have called for, among other things, increased regulation of and disclosure with respect to, and possibly registration of, hedge funds, private investment funds and their managers such as through the AIFM Directive discussed below. Regulatory agencies in the United States, Europe, Asia or elsewhere may adopt burdensome laws (including tax laws) or regulations, or changes in law or regulation, or in the interpretation or enforcement thereof, which are specifically targeted at the private investment fund industry, or other changes that could adversely affect private investment firms and the funds they sponsor.

The European Union Alternative Investment Fund Managers Directive ("AIFMD") was transposed into national law within the member states of the European Economic Area ("EEA") pursuant to national laws and regulations adopted by those states. In the UK, a retained version of AIFMD was implemented primarily through the Alternative Investment Fund Managers Regulations 2013, as amended by the Alternative Investment Fund Managers (Amendment etc.) (EU Exit) Regulations 2019, and the Financial Conduct Authority ("FCA") Handbook of Rules and Guidance (together, the "UK AIFMD"). The interpretation and application of AIFMD and UK AIFMD may evolve due to, for example, guidance issued by the European Securities and Markets Authority ("ESMA") or further amendments to applicable legislation. On February 26, 2024, the European Council unanimously adopted the text of a directive amending AIFMD and Directive 2009/65/EC (the "AIFMD II"). AIFMD II entered into force on April 15, 2024, and EU member states must implement it into national law by April 16, 2026, subject to certain transition provisions. AIFMD II introduces new requirements relating to concentration limits, restrictions on lending to connected entities, leverage and risk retention obligations for loan-originating funds, and mandatory liquidity management mechanisms. While the directive establishes a general framework, aspects of its implementation may be subject to further clarification through ESMA guidelines, secondary EU legislation, and national implementing measures in relevant EEA member states.

It is difficult to determine the full extent of the impact on us of any new laws, regulations or initiatives that may be proposed or whether any of the proposals will become law. Any changes in the regulatory framework applicable to our business, including the changes as a result of, among others, the Dodd-Frank Wall Street Reform and Consumer Protection Act, may impose additional costs on us, require the attention of our senior management or result in limitations on the manner in which we conduct our business. We may become subject to additional regulatory and compliance burdens as we expand our product offerings and investment platform, including raising additional funds. Moreover, as calls for additional regulation have increased as a result of heightened regulatory focus in the financial industry, there may be a related increase in regulatory investigations of the trading and other investment activities of alternative asset management funds, including our managed companies. Compliance with any new laws or regulations could make compliance more difficult and expensive, affect the manner in which we conduct our business and adversely affect our profitability.

Failure to satisfy the 40% limitation or to qualify for an exception or exemption from registration under the 1940 Act under Rule 3a-1 or otherwise could require us to register as an investment company or substantially change the way we conduct our business, either of which may have an adverse effect on us and the market price for shares of our class A common stock.

We intend to conduct our operations so that we and our subsidiaries are not required to register as investment companies under the 1940 Act. Compliance with the 40% limitation on holding investment securities under the 1940 Act and maintenance of applicable exceptions or exemptions, including Rule 3a-1 which provides an exemption for a company primarily engaged in a non-investment company business based on the nature of its assets and the sources of income, impose certain requirements on how we structure our balance sheet investments and manage our sponsored funds. Continuing satisfaction of the 40% limitation or qualification for Rule 3a-1 or another exception or exemption from registration under the 1940 Act will limit our ability to make certain investments or change the relevant mix of our investments.

If we fail to satisfy the 40% limitation or to maintain any applicable exception or exemption from registration as an investment company under the 1940 Act, either because of changes in SEC guidance or otherwise, we could be required to, among other things: (i) substantially change the manner in which we conduct our operations and the assets that we own to avoid being required to register as an investment company under the 1940 Act; or (ii) register as an investment company. Either of (i) or (ii) could have an adverse effect on us and the market price for shares of our class A common stock. If we are required to register as an investment company under the 1940 Act, we would become subject to substantial regulation with respect to our capital structure (including our ability to use leverage), management, operations, transactions with affiliated persons (as defined in the 1940 Act), portfolio composition, including restrictions with respect to diversification and industry concentration, and other matters.

Privacy and data protection regulations are complex and rapidly evolving areas. Any failure or alleged failure to comply with these laws could harm our business, reputation, financial condition, and operating results.

Various federal, state, and foreign laws and regulations as well as industry standards and contractual obligations govern the collection, use, retention, protection, disclosure, cross-border transfer, localization, sharing, and security of the data we receive from and about our customers, employees, and other individuals. The regulatory environment for the collection and use of personal information for companies, including for those that own and manage data centers and other communications technologies, is evolving in the United States and internationally. The U.S. federal government, U.S. states, and foreign governments have enacted (or are considering) laws and regulations that may restrict our ability to collect, use, and disclose personal information and may increase or change our obligations with respect to storing or managing our own data, including our employees' personal information, as well as our clients' data, which may include individuals' personal information. For example, the EU GDPR imposes detailed requirements related to the collection, storage, and use of personal information related to people located in the EU (or which is processed in the context of EU operations) and places data protection obligations and restrictions on organizations, and may require us to make further changes to our policies and procedures in the future beyond what we have already done. In addition, in the wake of the United Kingdom's withdrawal from the EU, the United Kingdom has adopted a framework similar to the GDPR. The EU has confirmed that the UK data protection framework as being "adequate" to receive EU personal data. We are monitoring recent developments regarding amendments to the UK data protection framework and the impact this may have on our business.

Privacy and consumer rights groups and government bodies (including the U.S. Federal Trade Commission ("FTC")), state attorneys general, the European Commission, and data protection authorities in Europe, the UK, Singapore, and other jurisdictions, are increasingly scrutinizing privacy, and we expect such scrutiny to continue to increase. This could result in loss of competitive position, regulatory actions or increased regulatory scrutiny, litigation, breach of contract, reputational harm, damage to our stakeholder relationships, or legal liability. We cannot predict how future laws, regulations and standards, or future interpretations of current laws, regulations and standards, related to privacy and data protection will affect our business, and we cannot predict the cost of compliance.


Risks Related to Taxation


Our obligations to pay income taxes increased as a result of no longer qualifying for REIT status, effective January 1, 2022.

We became a taxable C Corporation effective for the taxable year ended December 31, 2022. As a REIT, we generally were permitted to deduct any dividends paid on our stock from our REIT taxable income. We reinstated the dividend on our common stock in September of 2022 and we also currently pay dividends on our approximately $821.9 million of outstanding preferred stock. As a result of no longer qualifying for REIT status, we are no longer allowed a deduction for dividends paid to our stockholders (including the preferred dividends we currently pay) in computing our taxable income and are subject to U.S. federal and state income tax on our taxable income at corporate tax rates. This could impair our ability to satisfy our financial obligations and negatively impact the price of our securities. This treatment could also reduce our net earnings available for investment or distribution to our stockholders because of the additional tax liability to us. Further, federal and state income tax rates could increase in the future, exacerbating these risks. We are also disqualified from electing REIT status under the Internal Revenue Code of 1986, as amended, or the Code, through December 31, 2026.

We may fail to realize the anticipated benefits of becoming a taxable C Corporation or those benefits may take longer to realize than expected.

We believe that no longer qualifying for REIT status and becoming a taxable C Corporation has, among other things, provided us with greater flexibility to use our free cash flows as we are no longer required to operate under the REIT rules, including the requirement to distribute at least 90% of our taxable income to our stockholders. However, the amount of our free cash flows may not meet our expectations, which may reduce, or eliminate, the anticipated benefits of the transition from a REIT to a taxable C Corporation. For example, if our cash flows do not meet our expectations, we may be unable to reduce our net recourse debt and deleverage our debt as quickly as we desire. Moreover, there can be no assurance that the anticipated benefits of the transition from a REIT to a taxable C Corporation will offset its costs, which could be greater than we expect. Our failure to achieve the anticipated benefits of the transition from a REIT to a taxable C Corporation at all, or in a timely manner, or a failure of any benefits realized to offset its costs, could negatively affect our business, financial condition, results of operations or the market price of our common stock.

Our ability to use capital loss and NOL carryforwards to reduce future tax payments may be limited.

We have capital loss and NOL carryforwards that we may be able to use to reduce the income taxes that we owe following the termination of our REIT election beginning with our taxable year ended December 31, 2022. However, we must have taxable income or gains in future periods to benefit from these capital loss and NOL carryforwards, and there is a risk that we may not be profitable in future periods.

In addition, our ability to utilize capital loss and NOL carryforwards may be limited by various tax rules, including Sections 382 and 383 of the Code which generally apply if we undergo an "ownership change." Our use of capital losses or NOLs arising after the date of an ownership change generally would not be affected by the limitations under Sections 382 and 383 (unless there were another ownership change after those new losses arose). In general, an "ownership change" occurs if there is a greater than 50 percentage point change (by value) in a corporation's equity ownership by certain stockholders over a rolling three-year period. Similar provisions of state tax law may also apply to limit our use of existing state tax attributes such as NOLs. While we do not believe that we have experienced ownership changes in the past that would materially limit our ability to utilize our capital loss and NOL carryforwards, the rules under Sections 382 and 383 are complex and there is no assurance our view is correct or that an ownership change will not occur in the future. Also, to the extent not prohibited by our Charter we may decide in the future that it is necessary or in our interest to take certain actions, including issuing additional shares of our stock, that could result in an ownership change. In the event that we experience one or more ownership changes in the future, our ability to use our pre-change capital loss and NOL carryforwards and other tax attributes to offset our taxable income will be subject to limitations. As a result, we may be unable to use a material portion of the capital loss and NOL carryforwards and other tax attributes, which could adversely affect our future cash flows. In addition, we may be discouraged from issuing additional common stock to raise capital or to acquire businesses or assets because such issuance may result in an ownership change that would cause the limitations imposed by Section 382 and 383 to apply to our capital loss and NOL carryforwards.

We may incur adverse tax consequences if we failed to qualify as a REIT for U.S. federal income tax purposes for the period during which we elected to be taxed as a REIT.

We elected to be taxed as a REIT under the U.S. federal income tax laws commencing with our taxable year ended December 31, 2017 and ending with our taxable year ended December 31, 2021. Our qualification as a REIT for such period depends on our having satisfied, and in some cases other REITs we have merged with having satisfied, certain gross asset, gross income, organizational, distribution, stockholder ownership and other requirements. If the IRS challenged our characterization, valuation, and treatment of investments (including our direct or indirect interests in subsidiary REITs, each of which must satisfy the same requirements for REIT qualification) for purposes of the REIT asset and income tests for any open tax year, and if such a challenge were sustained, we could fail to qualify as a REIT for such tax year, unless we could avail ourselves of relief provisions for the applicable tax period.

If we failed to qualify as a REIT in any taxable year for which our REIT election was effective, we would be subject to U.S. federal corporate income tax on our taxable income for such year at the regular corporate rate, and dividends paid to our stockholders would not be deductible by us in computing our taxable income for such year. Additionally, if any subsidiary REIT in which we own an interest fails to qualify as a REIT in any taxable year for which its REIT election is or was effective, it (i) would be subject to regular U.S. federal corporate income tax and (ii) would cease to be a qualifying asset for the REIT asset tests, which could have an adverse effect on our REIT qualification for any open tax year in which our REIT election was effective. Any resulting corporate tax liability could be substantial and would reduce the amount of cash available for distribution to our stockholders, which in turn could have an adverse impact on the value of our class A common stock.

We could be subject to increased taxes if the tax authorities in various international jurisdictions were to modify tax rules and regulations on which we have relied in structuring our international investments.

We currently receive favorable tax treatment in various international jurisdictions through tax rules, regulations, tax authority rulings, and international tax treaties. Should changes occur to these rules, regulations, rulings or treaties, we may no longer receive such benefits, and consequently, the amount of taxes we pay with respect to our international investments may increase.

There is a risk of changes in the tax law applicable to an investment in us.

The IRS, the United States Treasury Department, and Congress frequently review U.S. federal income tax legislation, regulations, and other guidance. We cannot predict whether, when, or to what extent new U.S. federal tax laws, regulations, interpretations, or rulings will be adopted. Any legislative action may prospectively or retroactively modify our tax treatment and, therefore, may adversely affect our taxation or the taxation of our stockholders. We urge you to consult with your tax advisor with respect to the status of legislative, regulatory, or administrative developments and proposals and their potential effect on an investment in our stock.

Item 1B. Unresolved Staff Comments.

None.

Item 1C. Cybersecurity.

As an investment manager, our business is highly dependent on information technology networks and systems. See "*Risk Factors—Risks Related to our Organizational Structure and Business Operations*". The occurrence of a cybersecurity incident or a failure to implement effective information and cybersecurity policies, procedures and capabilities has the potential to disrupt our operations, cause material harm to our financial condition, result in misappropriation of assets, compromise confidential information and/or damage our business relationships. Accordingly, we have invested significant time and resources into maintaining effective cybersecurity defenses and response plans. We have purchased cybersecurity insurance, but there are no assurances that the coverage would be adequate in relation to any incurred losses. As of December 31, 2024, we have not experienced any material incidents from cybersecurity threats, including as a result of any previous cybersecurity incidents or threats, that have materially affected the business strategy, results of operations or financial condition of the Company or are reasonably likely to have such a material effect.

Cybersecurity Risk Management and Strategy

The Company's risk management program is headed by its Chief Information Officer, Vice President of Cybersecurity and its Cybersecurity Architect. Collectively, they possess a diverse portfolio of highly regarded cybersecurity certifications, including certifications with a focus on risk management, and are able to leverage their extensive cybersecurity experience to effectively manage risk. The Company's information technology ("IT") team is led by the Company's Chief Information Officer, and employs dedicated security staff who hold well-established cybersecurity certifications. The Company's IT team meets on a recurring basis, and at least quarterly, with senior members of the Information Technology, Compliance, and Internal Audit departments to assess cybersecurity risks. Additionally, our employees and certain consultants are required to complete cybersecurity training on an annual basis to reinforce awareness of cybersecurity threats and risks to the organization.

In addition to internal resources, the Company engages third parties to help test and evaluate the effectiveness and resiliency of the Company's IT environment, provide recommendations to strengthen the program, and provide updates on leading cybersecurity protections and practices. The Company also works with a global strategic risk advisory firm on risks related the portfolio companies of our funds.

The Company assesses cybersecurity risk through a process based on the cybersecurity framework established by the U.S. National Institute of Standards and Technology (NIST). Each year, the Company's IT team conducts a series of sessions to discuss and evaluate risks and ranks the potential severity and likelihood of each identified risk, as well as the current and planned controls to mitigate such risks informed by the NIST Risk Management Framework. Based upon this analysis, a risk matrix is created, and project plans are developed to prioritize and allocate resources effectively, which are then discussed with key members of management, including the Company's Chief Executive Officer, and approved by the Company's Data Protection Team ("DPT"). The DPT consists of the Company's Chief Information Officer, Chief Financial Officer, Chief Operating Officer, Chief Compliance Officer, Head of Internal Audit and Chief Legal Officer.

Among the risks assessed is the risk of a cybersecurity incident at a third-party service provider. To evaluate and manage this risk, the cybersecurity team conducts due diligence in connection with onboarding new vendors and performs annual due diligence with our key third-party vendors. Our due diligence process includes inquiries regarding risk management, human resources security, physical and environmental security, compliance, business continuity and contractual obligations. We also seek to collect cybersecurity audit reports and other supporting documentation for review. In addition, we have processes in place to evaluate the potential impact to our IT networks and systems when we learn of a significant cybersecurity event, including contacting our key vendors to determine if they were impacted and if any Company data was compromised.

In addition to the foregoing, the Company's Internal Audit team assesses the design and test the effectiveness of cyber controls, and annually, as part of its internal controls testing, performs a review of service auditor reports for in-scope application vendors.

Board Oversight

The Company's board of directors ("Board") is responsible for overseeing and monitoring our risk management processes, including cybersecurity-related risks. The Board is assisted in its oversight responsibilities by the standing Board committees, and the audit committee of the Board ("Audit Committee") is responsible for overseeing our cybersecurity risks. Our Chief Information Officer provides cybersecurity updates and reviews the Company's cybersecurity risks and protection measures with either the Audit Committee or the full Board on at least a semi-annual basis. Topics covered in such meetings have included (i) results of quarterly phishing simulation tests, (ii) results from cybersecurity audits and penetration testing, (iii) review and enhancements to policies (including the Incident Response and Business Continuity policies) and (iv) any recent, high profile cybersecurity incidents. The Board and Audit Committee also engage in regular discussions regarding cybersecurity risk management with the Company's senior management, internal auditors and independent auditors.

Cybersecurity Incident Response Plan

The DPT plays a critical role in the Incident Response Plan ("IRP") adopted by the Company. The IRP sets forth the processes for containment, review, escalation, recovery from and remediation of any cybersecurity incidents identified by the Company. Under the IRP, any incident that is identified is promptly reviewed by the Incident Response Team ("IRT"), which is a committee of IT members, including the Company's Chief Information Officer. When the IRT determines a cybersecurity is significant, it is escalated to the DPT, who is responsible for overseeing the investigation of and response to such cybersecurity incidents, including ensuring that the Company's senior leadership and Audit Committee are informed and that notification and regulatory filings are made in a timely manner.

Item 2. Properties.

Our corporate headquarters is located in Boca Raton, Florida, where we lease approximately 31,500 square feet of office space. We also lease office space for the remaining ten corporate locations in seven countries across the U.S., Europe and Asia. We believe that our office space is suitable and adequate for conducting our business.

Item 3. Legal Proceedings.

The information set forth under "Litigation" in Note 18 to the consolidated financial statements in Item 8 of this Annual Report is incorporated herein by reference.

Item 4. Mine Safety Disclosures.

Not applicable.

PART II—OTHER INFORMATION

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

Our class A common stock is traded on the NYSE under the symbol "DBRG."

Our class B common stock is not publicly traded, and is described in Note 8 to the consolidated financial statements in Item 8 of this Annual Report.

Holders of Common Equity

On February 18, 2025, there were 1,991 holders of our class A common stock and one holder of our class B common stock (which, in each case, does not reflect the beneficial ownership of shares held in nominee name).

Dividends

Holders of our common stock are entitled to receive distributions only if and when our board of directors authorizes and declares distributions. Our board of directors has not established any minimum distribution level. No distributions can be paid on our common stock unless we have paid all cumulative dividends on our outstanding preferred stock.

We reinstated quarterly common stock dividends in the third quarter of 2022, having previously suspended common stock dividends for the second quarter of 2020 through the second quarter of 2022.

Recent Sales of Unregistered Securities; Use of Proceeds from Registered Securities

Redemption of Membership Units in OP ("OP Units")

Holders of OP Units have the right to require the OP to redeem all or a portion of their OP Units for cash or, at our option, shares of our class A common stock on a one-for-one basis. In the fourth quarter of 2024, in satisfaction of a redemption request by a former employee OP Unit holder, we issued 200,000 shares of our class A common stock.

Such shares of class A common stock were issued in reliance on Section 4(a)(2) of the Securities Act of 1933, as amended.

Purchases of Equity Securities by Issuer and Affiliated Purchasers

None. Additionally, the Company does not currently have an authorized stock repurchase program.

Stock Performance Graph

The following graph compares the cumulative total return on our class A common stock with the cumulative total returns on the Standard & Poor's 500 Composite Stock Price Index ("S&P 500"), and Dow Jones U.S. Asset Managers Index ("DJUSAG") from December 31, 2019 to December 31, 2024.

The graph assumes an investment of $100 in our common stock and each of the indices on December 31, 2019 and the reinvestment of all dividends. The cumulative total return on our class A common stock as presented is not necessarily indicative of future performance.



Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion should be read in conjunction with our consolidated financial statements and accompanying notes thereto, which are included in Item 8. "Financial Statements and Supplementary Data" of this Annual Report.

Significant Developments

The following summarizes significant developments that affected our business and results of operations in 2024 and through the date of this filing.

Capital Raise

- In 2024, we raised $9.0 billion of capital, primarily for various co-investment vehicles and the third series in our flagship value-add strategy.

Financing

- In 2024, we further reduced our leverage with the full exchange/redemption of our remaining $78 million of 5.75% senior notes, which resulted in annual interest savings of approximately $4.5 million. $73 million of note principal was exchanged for 8.2 million shares of the Company's class A common stock and $5 million of note principal was redeemed for cash.

Return of Capital

- We completed the monetization of marketable equity securities that form non-core investments for total net proceeds of $43 million.

- In February 2025, we received proceeds of approximately $59 million in connection with our participation in a secondary sale of equity by our DataBank portfolio company and approximately $1 million of net carried interest.

Fund Performance Metrics

Certain performance metrics for our key investment funds from inception through December 31, 2024 are presented in the table below. Excluded are funds with less than one year of performance history as of December 31, 2024, funds and separately managed accounts in the liquid strategy, co-investment vehicles and separately capitalized portfolio companies. The historical performance of our funds is not indicative of their future performance nor indicative of the performance of our other existing funds or of any of our future funds. An investment in DBRG is not an investment in any of our funds and these fund performance metrics are not indicative of the performance of DBRG.

| ($ in millions)
Fund [1] | Inception
Date [2] | Total
Commitments | Invested
Capital [3] | Available
Capital [4] | Investment Value | | | MOIC [7] [9] | | IRR [8] [9] | |
					Unrealized	Realized [5]	Total [6]	Gross	Net	Gross	Net
Value-Add											
DBP I	Mar-2018	$ 4,059	$ 4,838	$ 206	$ 6,262	$ 1,426	$ 7,688	1.6x	1.4x	13.9%	9.9%
DBP II	Nov-2020	8,286	7,933	920	9,659	842	10,501	1.3x	1.2x	11.9%	8.2%
Core											
SAF	Nov-2022	1,110	996	148	1,061	26	1,087	1.1x	1.1x	6.3%	3.9%
InfraBridge											
GIF I	Mar-2015	1,411	1,504	388	1,246	1,099	2,345	1.6x	1.4x	8.9%	6.5%
GIF II	Jun-2018	3,382	3,151	28	2,238	262	2,500	0.8x	0.7x	<0%	<0%
Credit											
Credit I	Dec-2022	697	455	418	312	193	505	1.1x	1.1x	10.0%	6.5%

---

[1] Performance metrics are presented in aggregate for main fund vehicle, its parallel vehicles and alternative investment vehicles.

[2] Inception date represents first close date of the fund, except for Credit I which is the first capital call date. The manager/general partner of the InfraBridge funds were acquired in February 2023.

[3] Invested capital represents the original cost and subsequent fundings to investments. Invested capital includes financing costs and investment related expenses which are capitalized. With respect to InfraBridge funds, such costs are expensed during the period and excluded from their determination of invested capital.

[4] Available capital represents unfunded commitments, including recallable capital.

[5] Realized value represents proceeds from dispositions that have closed and all earnings from both realized and unrealized investments, including interest, dividend and ticking fees.

[6] Total value is the sum of unrealized fair value and realized value of investments.

[7] Total investment gross multiple of invested capital ("MOIC") is calculated as total value of investments, that is realized proceeds and unrealized fair value, divided by invested capital, without giving effect to allocation of management fee expense, other fund expenses and general partner carried interest (both distributed and unrealized).

Total investment net MOIC is calculated as total value of investments, that is realized proceeds and unrealized fair value, divided by invested capital, after giving effect to allocation of management fee expense, other fund expenses and general partner carried interest (both distributed and unrealized).

MOIC calculations exclude capital not subject to fees and/or carried interest, including general partner and general partner affiliate capital. MOICs are calculated at the fund level and do not reflect MOICs at the individual investor level.

[8] Gross internal rate of return ("IRR") represents annualized time-weighted return on invested capital based upon total value of investments, that is realized proceeds and unrealized fair value, without giving effect to allocation of management fee expense, other fund expenses and general partner carried interest (both distributed and unrealized). Gross IRR is calculated from the date of investment fundings (taking into account the benefit of any credit facility at the fund level) to the date of investment distributions. For unrealized investments, gross IRR assumes a liquidating distribution equal to the investment fair value, net of amounts funded through the fund's credit facility, if any. Gross IRR is calculated at the fund level and does not reflect gross IRR of any individual investor due to timing of investor level inflows and outflows, among other factors.

Net IRR is gross IRR after giving effect to allocation of management fee expense, other fund expenses and general partner carried interest (both distributed and unrealized). Net IRR is calculated at the individual investor level based upon timing and amount of fee-paying third party investor level inflows and outflows, and excludes capital not subject to fees and/or carried interest, including general partner and general partner affiliate capital.

If an investment is later syndicated to third-party investor(s), the IRRs will include cash flows associated with such syndication. This treatment with respect to syndications was implemented in fiscal year 2024 and applied on a life-to-date basis for all funds presented.

[9] Our funds generally permit us to recycle certain capital distributed to limited partners during certain time periods. The exclusion of recycled capital generally causes invested and realized amounts to be lower and MOICs to be higher than had recycled capital been included. In addition, for funds that utilize a subscription line credit facility in advance of receiving capital contributions from investors, reported IRRs may be higher or lower than if such facility had not been utilized.

Results of Operations

Refer to Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our 2023 Annual Report on Form 10-K for comparative discussion of our consolidated results of operations for the prior year periods of 2023 and 2022.

A comparative discussion of our consolidated results of operations for 2024 and 2023 is presented below.

(In thousands)	Year Ended December 31,		
	2024	2023	Change
Revenues			
Fee revenue	$ 329,693	$ 264,117	$ 65,576
Carried interest allocation	218,250	363,075	(144,825)
Principal investment income	30,023	145,448	(115,425)
Other income	29,062	48,743	(19,681)
Total revenues	607,028	821,383	(214,355)
Expenses			
Compensation expense—cash and equity-based	181,821	206,892	(25,071)
Compensation expense—incentive fee and carried interest allocation	144,650	186,030	(41,380)
Administrative and other expenses	114,985	86,937	28,048
Interest expense	16,438	24,540	(8,102)
Transaction-related costs	5,265	10,823	(5,558)
Depreciation and amortization	33,706	36,651	(2,945)
Total expenses	496,865	551,873	(55,008)
Other income (loss)			
Other gain (loss), net	58,652	96,119	(37,467)
Income (Loss) before income taxes	168,815	365,629	(196,814)
Income tax benefit (expense)	(2,944)	(6)	(2,938)
Income (Loss) from continuing operations	165,871	365,623	(199,752)
Income (Loss) from discontinued operations	(18,865)	(320,458)	301,593
Net income (loss)	147,006	45,165	101,841
Net income (loss) attributable to noncontrolling interests:			
Redeemable noncontrolling interests	2,458	6,503	(4,045)
Investment entities	73,343	(155,756)	229,099
Operating Company	683	9,138	(8,455)
Net income (loss) attributable to DigitalBridge Group, Inc.	70,522	185,280	(114,758)
Preferred stock repurchases	—	(927)	927
Preferred stock dividends	58,641	58,656	(15)
Net income (loss) attributable to common stockholders	$ 11,881	$ 127,551	(115,670)

Revenues

Total revenues were $607.0 million in 2024 and $821.4 million in 2023. The decrease of $214.4 million was driven by significant variability in unrealized carried interest and principal investment income, notwithstanding a $65.6 million increase in fee revenue.

The key components of revenue are discussed in more detail below.

Fee Revenue

	Year Ended December 31,		
(In thousands)	2024	2023	Change
Management fees	$ 311,210	$ 258,288	$ 52,922
Incentive fees	16,548	3,229	13,319
Other fee revenue	1,935	2,600	(665)
	$ 329,693	$ 264,117	65,576

Fee revenue increased $65.6 million or 25% as our FEEUM increased $2.7 billion or 8% year-over-year to $35.5 billion at December 31, 2024.

Management fees were $52.9 million higher in 2024. This was driven by capital raised for our third flagship fund that held its first close in November 2023, contributing $60.3 million of additional fees in 2024 (including $19.5 million of catch-up fees), and capital deployments in other funds. These increases were partially offset by lower fees from DBP II following a change in fee basis to invested capital and syndication of an investment in 2024, as well as recapitalization of a portfolio company in a co-invest vehicle (aggregate decrease of $21.8 million).

2024 also included higher incentive fee income from our liquid securities strategy, along with incentive fee compensation (as discussed below), which netted to a $3.3 million increase.

Carried Interest Allocation

	Year Ended December 31,		
(In thousands)	2024	2023	Change
Carried interest allocation			
Distributed	$ 118	$ 28,403	$ (28,285)
Unrealized	218,132	334,672	(116,540)
	$ 218,250	$ 363,075	(144,825)

Carried interest allocation represents gross carried interest from our general partner interests in sponsored investment vehicles prior to allocations to management and a third party investor. Unrealized carried interest is subject to adjustments each period, including reversals, based upon the cumulative performance of the underlying investments of these vehicles that are measured at fair value, until such time as the carried interest is distributed.

Distributed carried interest in 2023 arose from a recapitalization of DataBank.

The decrease in unrealized carried interest in 2024 was driven by a reversal of carried interest in DataBank funds and lower carried interest in DBP I, partially offset by an increase in carried interest in DBP II. The carried interest reversal for DataBank funds is a function of continuing accrual of preferred returns over time at a higher rate than the fair value increase on DataBank for certain limited partners.

Principal Investment Income

	Year Ended December 31,		
(In thousands)	2024	2023	Change
Principal investment income			
Realized	$ 18,364	$ —	$ 18,364
Unrealized	11,659	145,448	(133,789)
	$ 30,023	$ 145,448	(115,425)

Principal investment income represents the Company's proportionate share of net income (loss) from investments in its sponsored investment vehicles, which is predominantly unrealized gain (loss) from changes in fair value of underlying fund investments.

Realized principal investment income in 2024 arose largely from gains related to syndication of investments in DBP funds and distribution of interest income from our credit fund. Additionally, 2024 included $4.2 million of previously escrowed proceeds received from a partial sale of our interest in DataBank in prior years.

In comparison, the large unrealized principal investment income in 2023 was driven by significant fair value increase in our DataBank investment and to a lesser extent, DBP I.

Other Income

Other income was $29.1 million in 2024 compared to $48.7 million in 2023. 2023 had included higher interest income from money market deposits and our subordinated notes in a collateralized loan obligation ("CLO"), as well as dividend income from our credit fund that was deconsolidated in the fourth quarter of 2023.

Expenses

Total expenses were $496.9 million in 2024 and $551.9 million in 2023, with the decrease attributable to lower compensation expense, primarily unrealized carried interest compensation, partially offset by higher administrative costs.

Changes in the various expense items are discussed below.

Compensation Expense

	Year Ended December 31,		
(In thousands)	2024	2023	Change
Cash and equity-based compensation			
Cash compensation	$ 146,145	$ 151,295	$ (5,150)
Equity-based compensation	35,676	55,597	(19,921)
	$ 181,821	$ 206,892	(25,071)
Incentive fee and carried interest compensation allocation (reversal)	$ 144,650	$ 186,030	(41,380)

Cash and equity-based compensation—Cash compensation was $5.2 million lower in 2024 as a result of lower bonus, severance and retention costs (decreased $13.6 million), partially offset by the effects of a higher headcount in 2024.

Equity-based compensation was $19.9 million lower in 2024 as 2023 included a higher expense associated with performance-based awards that met their targets.

Incentive fee and carried interest compensation allocation—The change in compensation expense for both periods is consistent with the change in carried interest, partially offset by an increase in incentive fees, as discussed above.

Administrative and Other Expenses

Administrative and other expenses increased $28.0 million to $115.0 million, driven by higher legal fees and loss accrual related to an employment arbitration, professional service costs and placement fees.

Interest Expense

Interest expense decreased $8.1 million to $16.4 million as a result of a full exchange/redemption of the remaining 5.75% exchangeable senior notes in 2024 ($4.6 million decrease), and full repayment of the $200 million 5.00% convertible notes upon maturity in April 2023 ($3.1 million decrease).

Transaction-Related Costs

Transaction-related costs were $5.3 million in 2024 compared to $10.8 million in 2023. The decrease is attributed to InfraBridge acquisition costs in 2023 ($7.9 million), partially offset by higher expense associated with unconsummated deals in 2024 ($2.0 million).

Depreciation and Amortization

Depreciation and amortization expense decreased $2.9 million in 2024, primarily due to management contract intangible assets which have a declining amortization rate over time based upon projected cash flows to be generated from these contracts.

Other Gain (Loss), Net

Other gain was $58.7 million in 2024 and $96.1 million in 2023.

The net gain in 2024 was driven by (i) net fair value increase in investments held by consolidated funds ($46.6 million), (ii) net fair value gain on our non-core marketable equity securities that were sold during the year ($11.0 million), (iii) fair value decrease of InfraBridge contingent consideration liability ($5.2 million), and (iv) fair value decrease of warrant liability ($5.5 million), all of which were partially offset by impairment of warehoused investments ($13.2 million).

The net gain in 2023 is mainly attributed to a $278.7 million gain recognized in connection with the deconsolidation of DataBank in September 2023 (of which $3.7 million was realized and $275.0 million unrealized), largely offset by a $133.3 million write-off of an unsecured promissory note from the 2022 sale of our Wellness Infrastructure business. 2023 also included losses related to net decreases in investment values, including those held by our consolidated funds ($25.4 million) and fair value increase of warrant liability ($21.5 million).

Income Tax Benefit (Expense)

Income tax expense was $2.9 million in 2024 and immaterial in 2023. This principally reflects the income tax expense of foreign subsidiaries. The Company otherwise has operating losses and capital loss carryforwards that can be applied against current income tax expense for its domestic entities, and has established a full valuation allowance on the deferred tax assets of these entities, resulting in immaterial income tax effect for its domestic entities.

Income (Loss) from Discontinued Operations

		Year Ended December 31,			
(In thousands)		2024		2023	Change
Revenues					
Revenues	$	7,649	$	783,121	$ (775,472)
Expenses		(10,669)		(1,089,481)	1,078,812
Other gain (loss)		(16,035)		(12,517)	(3,518)
Income (Loss) from discontinued operations before income taxes		(19,055)		(318,877)	299,822
Income tax benefit (expense)		190		(1,581)	1,771
Income (Loss) from discontinued operations	$	(18,865)	$	(320,458)	301,593
Income (Loss) from discontinued operations attributable to noncontrolling interests:					
Investment entities		1,199		(260,120)	261,319
Operating Company		(1,372)		(4,339)	2,967
Income (Loss) from discontinued operations attributable to DigitalBridge Group, Inc.	$	(18,692)	$	(55,999)	37,307

Loss from discontinued operations in 2024 primarily included loss on a guarantee and tax liability associated with previously disposed real estate investments. The loss in 2023 primarily represents the operations of two data center portfolio companies in the former Operating segment and $9.7 million impairment of BrightSpire Capital, Inc. (NYSE: BRSP) shares prior to disposition in March 2023, as discussed in Note 2 to the consolidated financial statements included in Item 8.

Operating Metrics

Assets Under Management and Fee Earning Equity Under Management

We present below our AUM and FEEUM, which are key operating metrics in the alternative investment management industry. Our calculation of AUM and FEEUM may differ from other investment managers, and as a result, may not be directly comparable to similar measures presented by other investment managers.

Assets Under Management

AUM represents the total capital for which we provide investment management services and our general partner capital. AUM is generally composed of third party capital managed by the Company and its affiliates, including capital that is not yet fee earning, or not subject to fees and/or carried interest; and our general partner and general partner affiliate capital committed to our funds. AUM is largely determined based upon invested capital as of the reporting date, including capital funded through third party financing at the underlying portfolio companies; and committed capital for funds in their commitment stage. Our AUM is not based upon any definitions that may be set forth in the governing documents of our managed funds or other investment vehicles, and not calculated pursuant to any regulatory definitions.

Fee Earning Equity Under Management

FEEUM represents the total capital managed by the Company and its affiliates which earns management fees and/or incentive fees or carried interest. FEEUM is generally based upon committed capital, invested capital, NAV or GAV, pursuant to the terms of each underlying investment management agreement.

Presented below are total AUM and FEEUM by product:

(In billions)	December 31, 2024	December 31, 2023
Assets Under Management	$ 95.6	$ 80.1
Fee Earning Equity Under Management		
DBP Series	$ 15.9	$ 13.0
Co-Investment Vehicles	11.5	9.5
InfraBridge	3.7	5.1
Core, Credit and Liquid Strategies	3.2	2.8
Separately Capitalized Portfolio Companies	1.2	2.4
	$ 35.5	$ 32.8

The following table summarizes changes in FEEUM:

(In billions)	Year Ended December 31, 2024
Fee Earning Equity Under Management	
Balance at January 1	$ 32.8
Inflows [1]	7.4
Outflows [2]	(4.6)
Market activity and other [3]	(0.1)
Balance at December 31	$ 35.5

---

[1] Inflows include closing on new capital raised where fees are earned on committed capital, deployment of capital where fees are earned on invested capital, new subscriptions where fees are based on NAV, other changes in invested capital such as the effect of recapitalization and syndication, and FEEUM from acquired investment vehicles.

[2] Outflows include redemptions and withdrawals in Liquid Strategies, realizations where fees are based on invested capital, other changes in invested capital such as the effect of recapitalization and syndication, change in fee basis from committed to invested capital, permanent write-down in investment values, and expiration of fee paying capital.

[3] Market activity and other include changes in investment value based on NAV or GAV, and the effect of foreign exchange rates.

FEEUM increased $2.7 billion or 8% to $35.5 billion at December 31, 2024, driven by capital raise for our third flagship fund and co-investment vehicles, and capital deployments. The increase was partially offset by a change in fee basis from committed to invested capital on an InfraBridge fund in December 2024, including the effect of an investment write-down, and the resulting impact from recapitalization and syndication of investments.

Non-GAAP Supplemental Financial Measures

We report the following non-GAAP financial measures attributable to the Operating Company: Fee Related Earnings ("FRE") and Distributable Earnings ("DE"). FRE and DE are common metrics utilized in the investment management sector.

We present FRE and DE at the Operating Company level, that is, net of amounts attributed to noncontrolling interests, which include (i) carried interest allocations to certain senior executives of the Company and a third-party investor; (ii) equity interests held by current and former employees and a third-party investor in general partner entities of the Company's sponsored funds; and (iii) limited partners of consolidated funds.

Beginning in 2024, FRE is reported on a Company-wide basis, consistent with the entirety of the Company's business representing a single reportable segment (as discussed in Note 17 to the consolidated financial statements). Prior to 2024, the Company had reported Investment Management FRE, which was an FRE measure specific to its previously reported Investment Management segment. The Investment Management segment previously bore only operating costs that were directly attributable or otherwise can be subjected to a reasonable and systematic attribution to the Investment Management segment. Company-wide FRE includes all operating costs of the Company as a whole that fall within the definition of FRE.

Additionally, Adjusted Earnings before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA") is no longer reported as a non-GAAP financial measure in 2024 following the discontinuance of the Operating segment effective December 31, 2023. Adjusted EBITDA was previously reported to facilitate an evaluation of the relative contribution of the Company's former Operating segment absent the effect of leverage as the Operating segment had higher leverage relative to the Company's own capital structure.

We believe the non-GAAP financial measures of FRE and DE supplement and enhance the overall understanding of our underlying financial performance and trends, and facilitate comparison among current, past and future periods and to other companies in similar lines of business. We use FRE and DE in evaluating the Company's ongoing business performance and in making operating decisions. For the same reasons, we believe FRE and DE are useful financial measures to the Company's investors and analysts.

As we evaluate profitability based upon continuing operations, these non-GAAP measures exclude results from discontinued operations. DE presented for the 2023 comparative period has been recast to exclude the Operating segment which qualified as discontinued operations on December 31, 2023.

These non-GAAP financial measures should be considered as a supplement to and not an alternative or in lieu of GAAP net income (loss) as measures of operating performance, or to cash flows from operating activities as indicators of liquidity. Our calculation of these non-GAAP measures may differ from methodologies utilized by other companies for similarly titled performance measures and, as a result, may not be fully comparable to those calculated by our peers.

Fee-Related Earnings

FRE is used to assess the extent to which direct base compensation and core operating expenses are covered by recurring fee revenues in our investment management business. FRE represents recurring fee revenue, including incentive fees that are not subject to realization events related to underlying fund investments, net of compensation and administrative expenses. Such expenses generally exclude non-cash equity-based compensation, carried interest compensation, and placement fee expense. Also, consistent with DE, FRE excludes non-core items, and presents costs reimbursable by our managed funds on a net basis (as opposed to a gross-up of other income and administrative expenses). Where applicable, FRE is adjusted for Start-Up FRE as defined below.

Fee revenues earned from consolidated funds are eliminated in consolidation. However, because the fees are funded by and earned from third party investors in these consolidated funds who represent noncontrolling interests, our allocated share of net income from the consolidated funds is increased by the amount of fees that are eliminated. The elimination of these fees, therefore, does not affect net income (loss) attributable to DBRG. Accordingly, FRE is presented without giving effect to the elimination of fee revenue to the extent such fees meet the definition of FRE.

FRE does not include distributed carried interest as these are not recurring revenues and are subject to variability given that they are dependent upon realization events related to underlying fund investments. Placement fees are also excluded from FRE as they are inconsistent in amount and frequency depending upon timing of fundraising for our funds. Other items excluded from FRE include realized principal investment income (loss); and interest, dividend and other income, all of which are not core to the investment management fee service business. Unlike DE, which is a post-tax measure, FRE is a pre-tax measure and does not incorporate the effect of income taxes.

To reflect a stabilized investment management business, FRE is further adjusted to exclude Start-Up FRE, where applicable. Start-Up FRE is FRE associated with new investment strategies that have 1) not yet held a first close raising FEEUM; or 2) not yet achieved break-even FRE only for investment products that may be terminated solely at the Company's discretion. The Company regularly evaluates new investment strategies and exclude Start-Up FRE until such time a new strategy is determined to form part of the Company's core investment management business.

We believe that FRE is a useful measure to investors as it reflects the Company's profitability based upon recurring fee streams that are not subject to realization events related to underlying fund investments, and without the effects of income taxes, leverage, non-cash expenses, income (loss) items that are unrealized and other items that may not be indicative of core operating results in an investment management fee service business. This allows for better comparability of the Company's profitability on a recurring and sustainable basis and relative to its peers.

Distributable Earnings

DE generally represents net realized earnings of the Company and is an indicative measure used by the Company to assess ongoing operating performance and in making decisions related to distributions and reinvestments. Accordingly, we believe DE provides investors and analysts transparency into the measure of performance used by the Company in its decision making.

DE is an after-tax measure that reflects the ongoing operating performance of the Company's core business by including earnings that are realized and generally excluding non-cash expenses, other income (loss) items that are unrealized and items that may not be indicative of core operating results. This allows the Company and its investors and analysts to assess its operating results on a more comparable basis period-over-period.

Realized earnings included in DE are generally comprised of fee revenue, including all incentive fees, realized principal investment income (loss), distributed carried interest, interest and dividend income. Income (loss) on principal investments is realized when the Company redeems all or a portion of its investment or when the Company receives or is due income such as dividends, interest or distributions of earnings.

The following items are excluded from DE: transaction-related costs; non-core items; other gain (loss); unrealized principal investment income (loss); non-cash depreciation and amortization expense, non-cash impairment charges (if any); amortization of deferred financing costs, debt premiums and discounts; our share of unrealized carried interest allocation, net of associated expense; non-cash equity-based compensation costs; and preferred stock redemption gain (loss).

Transaction-related costs are incurred in connection with acquisitions and costs of unconsummated transactions. Non-core items primarily include acquisition-related compensation and certain severance costs, as well as litigation and settlement-related matters, which are presented within compensation expense—cash and equity-based, administrative and other expenses, and other gain (loss), net on the GAAP income statement. These costs, along with certain other gain (loss) amounts, are excluded from DE as they are related to discrete items, are not considered part of our ongoing operating cost structure, and are not reflective of our core operating performance.

Other items excluded from DE are generally non-cash in nature, including income (loss) items that are unrealized, or otherwise do not represent current or future cash obligations such as amortization of deferred financing costs. These items are excluded from DE as they do not contribute to the measurement of DE as a net realized earnings measure that is used in decision making related to distributions and reinvestments.

Income taxes applied in the determination of DE generally represents GAAP income tax related to continued operations, and includes the benefit of deductions available to the Company on certain expense items excluded from DE (for example, equity-based compensation). As the income tax benefit arising from these excluded expense items do affect actual income tax paid or payable by the Company in any one period, the Company believes their inclusion in DE is appropriate to more accurately reflect amounts available for distribution.

Non-GAAP Results

Results of our non-GAAP measures attributable to the Operating Company were determined as follows:

(In thousands)	Year Ended December 31, 2024	2023	Change
Fee revenue [1]	$ 329,784	$ 267,148	$ 62,636
Cash compensation [1]	(151,265)	(125,954)	(25,311)
Administrative and other expenses [1]	(71,410)	(63,159)	(8,251)
Start-Up FRE	—	3,751	(3,751)
Fee-Related Earnings—attributable to Operating Company	**107,109**	**81,786**	25,323
Realized principal investment income [2]	15,884	8,497	7,387
Distributed carried interest and incentive fees subject to realization events, net of associated expense allocation	285	27,927	(27,642)
Interest, dividend and other income	14,424	22,868	(8,444)
Interest expense and preferred dividends	(72,672)	(79,985)	7,313
Placement fees and other expenses	(9,590)	(8,714)	(876)
Income tax benefit (expense)	(2,944)	(6)	(2,938)
Start-up FRE	—	(3,751)	3,751
Distributable Earnings, after tax—attributable to Operating Company	**$ 52,496**	**$ 48,622**	3,874

---

[1] These amounts are determined based upon the definition of FRE as described above and therefore, differ from those presented on the consolidated statements of operations.

[2] For purposes of DE, 2023 included distributions from a portfolio company in the former Operating segment.

Fee-Related Earnings

FRE was $25.3 million or 31% higher at $107.1 million in 2024 as fee revenue increased $62.6 million or 23%, partially offset by higher compensation and administrative costs. Fee revenue in 2024 benefited from the capital raised for our third flagship fund, which also contributed $19.5 million of catch-up fees. Additionally, 2024 included higher incentive fee revenue from our liquid securities strategy, along with incentive fee compensation, which netted to a $3.0 million increase. However, this was partially offset by lower fees from DBP II following a change in fee basis to invested capital and syndication of an investment in 2024. FRE margin was marginally higher at 32% in 2024 compared to 31% in 2023.

Distributable Earnings

DE was $52.5 million in 2024 and $48.6 million in 2023. DE in 2024 reflected a $25.3 million increase in FRE and higher realized principal investment income. In comparison, DE in 2023 had benefited from $27.9 million of realized carried interest from the recapitalization of DataBank. This resulted in a year-over-year increase in DE of $3.9 million.

Distributable Earnings and Fee-Related Earnings Reconciliation

(In thousands)	Year Ended December 31,			
		2024		2023
Net income (loss) attributable to common stockholders	$	11,881	$	127,551
Net income (loss) attributable to noncontrolling interests in Operating Company		683		9,138
Net income (loss) attributable to Operating Company		12,564		136,689
Transaction-related costs and non-core items [1]		31,906		44,851
Other (gain) loss, net [2]		(61,988)		(91,187)
Unrealized principal investment income		(11,659)		(145,448)
Unrealized carried interest, net of associated expense (allocation) reversal [3]		(46,556)		(66,580)
Equity-based compensation		35,676		55,597
Depreciation and amortization expense		33,706		36,651
Amortization of deferred financing costs, debt premiums and discounts		2,296		2,784
Preferred stock redemption (gain) loss		—		(927)
Adjustments attributable to noncontrolling interests in investment entities [4]		36,487		7,629
OP share of (income) loss from discontinued operations [5]		20,064		68,563
Distributable Earnings, after tax—attributable to Operating Company		**52,496**		**48,622**
Realized principal investment income [6]		(15,884)		(8,497)
Distributed carried interest and incentive fees subject to realization events, net of associated expense allocation [3]		(285)		(27,927)
Interest, dividend and other income		(14,424)		(22,868)
Interest expense and preferred dividends		72,672		79,985
Placement fee and other expenses		9,590		8,714
Income tax (benefit) expense		2,944		6
Start-up FRE		—		3,751
Fee-Related Earnings—attributable to Operating Company	$	**107,109**	$	**81,786**

---

[1] Non-core items primarily include acquisition-related compensation and certain severance costs, as well as litigation and settlement-related matters, which are presented within compensation expense—cash and equity-based, administrative and other expenses, and other gain (loss), net on the GAAP income statement.

[2] Comprises (i) all unrealized gains and losses; and (ii) realized gains and losses recorded by consolidated funds or associated with non-core investments.

[3] Carried interest and incentive fees are presented net of expense allocation or reversal. The expense component is included within compensation expense—incentive fees and carried interest allocation (reversal), other gain (loss), and net income (loss) attributable to noncontrolling interests in investment entities on the GAAP income statement.

[4] Adjustments attributable to noncontrolling interests in investment entities pertain to other gain/loss attributed to limited partners of consolidated funds, and a third party investor's share of unrealized principal investment income attributed to our general partner interest in certain sponsored funds. Allocation of unrealized carried interest to management and a third party investor is netted against "unrealized carried interest, net of expense (allocation) reversal" for all periods presented (recasted for periods prior to the second quarter of 2024 when it was previously presented gross in "adjustments attributable to noncontrolling interests in investment entities").

[5] OP share of discontinued operations represents primarily operating results of portfolio companies consolidated in the former Operating segment prior to 2024, net of associated noncontrolling interests in investment entities, and residual activities from the Company's former real estate business that had been disposed.

[6] For purposes of DE, 2023 included distributions from a portfolio company in the former Operating segment.

Liquidity and Capital Resources

We regularly evaluate our liquidity position, and anticipated cash needs to fund our business and operations based upon our projected financial performance. Our evaluation of future liquidity requirements is regularly reviewed and updated for changes in internal projections, economic conditions, and other factors as applicable.

Liquidity Needs and Sources of Liquidity

Our primary liquidity needs, both short term and long term, are to fund:
- our operations, including compensation and administrative costs;
- our general partner and general partner affiliate commitments to our investment vehicles;
- principal and interest payments on our debt;
- dividends to our preferred and common stockholders;

- our liability for corporate and other taxes;
- acquisitions of target investment management businesses; and
- obligation for lease payments on our corporate offices.

Our primary sources of liquidity are:

- cash on hand;
- fees received from our investment management business, including our share of distributed net incentive fees and carried interest;
- cash flow generated from our investments, both from operations and return of capital, including proceeds from full or partial realization of investments;
- availability under our Variable Funding Notes ("VFN");
- issuance of additional term notes under our corporate securitization; and
- proceeds from public or private equity and debt offerings.

Overview

At December 31, 2024, our liquidity position was approximately $440 million, composed of available corporate cash and including the full $300 million under our VFN. Available corporate cash generally represents cash at our OP entity after allocating cash for certain compensatory liabilities, and excludes cash held at subsidiaries of the OP, including cash maintained to satisfy regulatory capital requirements in applicable foreign jurisdictions.

We believe we have sufficient cash on hand, and anticipated cash generated from operating activities and availability of external financing sources, to meet our short term and long term liquidity and capital requirements.

While we have sufficient liquidity to meet our operational needs, we continuously evaluate alternatives to efficiently manage our capital structure and market opportunities to strengthen our liquidity and to provide further operational and strategic flexibility.

Significant Liquidity and Capital Activities in 2024 and through the Date of Filing

- We continued to reduce higher cost corporate indebtedness through the full exchange/redemption of the remaining $78 million of our 5.75% senior notes, which resulted in annual interest savings of approximately $4.5 million. $73 million of note principal was exchanged for 8.2 million shares of the Company's class A common stock and $5 million of note principal was redeemed for cash.
- We settled the remaining $35 million contingent consideration payable to Wafra in connection with the 2022 redemption of their investment in the Company's investment management business, through payment of $17.5 million in cash and $17.5 million in shares of the Company's class A common stock.
- We completed monetization of marketable equity securities that form non-core investments, receiving total net proceeds of $43 million.
- We received $10 million in return of capital from a refinancing of a third party managed CLO for which we are the subordinated note holder.
- In February 2025, we received proceeds of approximately $59 million in connection with our participation in a secondary sale of equity by our DataBank portfolio company and approximately $1 million of net carried interest.

Liquidity Needs and Capital Activities

Dividends

Common Stock—The payment of common stock dividends and determination of the amount thereof is at the discretion of our Board of Directors. In February 2025, our Board of Directors declared a dividend of $0.01 per share of common stock to be paid in April 2025.

Preferred Stock—We have outstanding preferred stock totaling $822 million, bearing a weighted average dividend rate of 7.135% per annum, with aggregate dividend payments of $14.7 million per quarter.

Contractual Obligations, Commitments and Contingencies

Debt Obligations

As of the date of this filing, our corporate debt is composed of our Class A-2 Notes, as summarized below, with our VFN undrawn.

($ in thousands)	Outstanding Principal	Interest Rate (Per Annum)	Anticipated Repayment Date	Years Remaining to Maturity
Class A-2 Notes	$ 300,000	3.93%	September 2026	1.7

Investment Commitments

Fund Commitments—As general partner, we typically have minimum capital commitments to our sponsored funds ranging from 0.02% to 0.72% of the total capital commitments of a fund at final closing, although we may elect to invest additional amounts in new products. With respect to our flagship value-add DBP fund series, and InfraBridge funds, we have made additional capital commitments as a general partner affiliate, generally ranging from 1.43% to 4.29%, alongside our investors. Our fund capital investments further align our interests to our investors. As of December 31, 2024, we have unfunded equity commitments to our unconsolidated funds as general partner and general partner affiliate of $237 million (including commitments attributed to the ownership by employees and former employees in our general partner entities). Generally, the timing for funding of these commitments is not known and the commitments are callable on demand at any time prior to their respective expirations.

Warehoused Investments

We temporarily warehouse investments on behalf of prospective sponsored investment vehicles that are actively fundraising. The warehoused investments are transferred to the investment vehicle if and when sufficient third party capital, including debt, is raised. Generally, the timing of future warehousing activities is not known. Nevertheless, investment warehousing is undertaken only if it is determined that we will have sufficient liquidity through the anticipated warehousing period.

Contingent Consideration

InfraBridge Acquisition—In connection with the InfraBridge acquisition in February 2023, contingent consideration of up to AUD 180 million may become payable based upon achievement of future fundraising targets for the third and fourth flagship InfraBridge funds. The current estimated fair value of the contingent consideration is $6 million.

Carried Interest Clawback

Depending upon the final realized value of all investments at the end of the life of a fund (and, with respect to certain funds, periodically during the life of the fund), if it is determined that cumulative carried interest distributions have exceeded the final carried interest amount earned (or amount earned as of the calculation date), we are obligated to return the excess carried interest received. Therefore, carried interest distributions may be subject to clawback if a decline in investment values results in the cumulative performance of the fund falling below minimum return hurdles in the interim period. If it is determined that the Company has a clawback obligation, a liability would be established based upon a hypothetical liquidation of the net assets of the fund at reporting date. The actual determination and required payment of any clawback obligation would generally occur after final disposition of the investments of the fund or otherwise as set forth in the governing documents of the fund.

If the related carried interest distributions received by the Company are subject to clawback, the previously distributed carried interest would be similarly subject to clawback. The Company withholds a portion of the distribution of carried interest to employees to satisfy their potential clawback obligation.

Generally, the Company, through the OP, has guaranteed the clawback obligation of its subsidiaries that act as general partner or special limited partner of its respective sponsored funds, for the benefit of these funds and their limited partners.

At December 31, 2024, the Company had no liability for clawback obligations on distributed carried interest.

Lease Obligations

At December 31, 2024, we had operating lease obligations of $52 million for in-place leases on currently occupied corporate offices and commitments on future leases of $53 million related to two office spaces, one of which commenced in January 2025 and the other is expected to commence in 2026.

We sub-leased a portion of certain existing office space over the remaining term of the respective leases and expect to receive fixed sub-lease payments totaling $3 million over the remaining life of the sub-lease contracts.

With respect to the new lease commencing in 2026, the Company will be provided with a credit to cover fixed lease payments of $71,000 per month on an existing lease that expires in September 2026 during the period the two leases overlap, and also expects to sub-lease a portion of this new office space in 2026, which will reduce its future lease obligation.

The Company's lease obligations will be funded through corporate operating cash. Lease obligation amounts represent undiscounted fixed lease payments over contractual lease terms of up to 10 years, excluding any contingent or other variable lease payments, and factor in lease renewal or termination options only if it is reasonably certain that such options would be exercised.

Sources of Liquidity

Debt Funding

As of the date of this filing, we have $300 million of outstanding principal on our corporate debt, as discussed above under "—*Debt Obligation.*"

Our securitized financing facility is subject to various covenants, including financial covenants that require the maintenance of minimum thresholds for debt service coverage ratio and maximum loan-to-value ratio, as defined. As of the date of this filing, we are in compliance with all of the financial covenants, and the full $300 million is available to be drawn on our VFN.

Our securitized financing facility allows for the issuance of additional term notes in the future to supplement our liquidity. The decision to enter into a particular financing arrangement is made after consideration of various factors including future cash needs, current sources of liquidity, demand for the Company's debt or equity, and prevailing interest rates.

Cash From Operations

Fee-Related Earnings—We generate FRE from our investment management business, generally encompassing recurring fee revenue net of associated compensation and administrative expenses. Management fee revenue is generally a predictable and stable revenue stream. Our ability to generate new management fee streams through establishing new investment vehicles and raising investor capital depends on general market conditions and availability of attractive investment opportunities as well as availability of debt capital.

Incentive Fees—Incentive fees, net of employee allocations, are earned based upon the financial performance of a vehicle above a specified return threshold, which is largely driven by appreciation in value of underlying investments. Incentive fees are recognized as fee revenue when they are no longer probable of significant reversal. As investment fair values and changes thereof could be affected by various factors, including market and economic conditions, incentive fees are by nature less predictable in amount and timing.

Carried Interest Distributions—Carried interest is distributed generally upon profitable disposition of an investment if at the time of distribution, cumulative returns of the fund exceed minimum return hurdles. Carried interest distributions are recognized in earnings net of clawback obligations, if any. The amount and timing of carried interest distributions received may vary substantially from period to period depending upon the occurrence and size of investments realized by our sponsored funds.

Investments—Our investments in our sponsored funds as general partner and general partner affiliate generate cash largely through capital appreciation of our underlying fund investments that are realized upon a recapitalization, syndication or liquidation event, distributions from portfolio companies of our funds and interest income from our credit fund.

Public Offerings

We may offer and sell various types of securities from time to time at our discretion based upon our needs and depending upon market conditions and available pricing.

Consolidated Cash Flows

The following table summarizes the activities from our consolidated statements of cash flows, including discontinued operations.

	Year Ended December 31,	
(In thousands)	2024	2023
Cash, cash equivalents and restricted cash—beginning of period	$ 350,250	$ 1,036,739
Net cash generated by (used in):		
Operating activities	60,122	233,637
Investing activities	(11,220)	(979,044)
Financing activities	(90,841)	58,152
Effect of exchange rates on cash, cash equivalents and restricted cash	(2,013)	766
Cash, cash equivalents and restricted cash—end of period	$ 306,298	$ 350,250

Operating Activities

Cash inflows from operating activities are generated primarily through fee-related earnings, distributions of our share of net carried interest, distribution of earnings from our general partner affiliate interests in our sponsored funds, and prior to deconsolidation of the portfolio companies in the former Operating segment in 2023, net operating income from investment properties.

Our operating activities generated net cash inflows of $60.1 million in 2024 and $233.6 million in 2023. Cash inflows in 2023 were driven largely by operating activities of the two portfolio companies in our former Operating segment.

Investing Activities

Investing activities relate to general partner and general partner affiliate investments in sponsored funds, including drawdown of commitments and return of capital from realized fund investments; business combinations; and prior to deconsolidation of portfolio companies in the Operating segment in 2023, acquisition of real estate.

Our investing activities generated net cash outflows of $11.2 million in 2024 and $979.0 million in 2023.

- Net cash outflows in 2024 were driven by $65.2 million of fundings, net of distributions, for our general partner and general partner affiliate commitments in our sponsored funds, largely offset by $42.9 million of net proceeds from sale of our non-core investments and return of capital on our CLO subordinated note.

- The large net cash outflows in 2023 can be attributed to (i) real estate investing activities which generated net cash outflows of $653.5 million, attributable to capital expenditures in the data center portfolio of our former Operating segment; (ii) derecognition of $229.2 million of cash and restricted cash following the deconsolidation of the portfolio companies in our former Operating segment and our credit fund, and (iii) $314.3 million paid, net of cash assumed, for the acquisition of InfraBridge. These outflows were partially offset by net cash inflows of $211.8 million from equity investments, largely representing $201.6 million proceeds from the sale of BRSP shares, proceeds from DataBank recapitalization, return of capital from a non-digital equity investment following a final sale of its underlying assets, and investing activities of our consolidated liquid funds which hold marketable equity securities, partially offset by funding of our general partner and general partner affiliate commitments, net of return of capital.

Financing Activities

We may draw upon our securitized financing facility to finance our operating activities, and have the ability to raise capital in the public markets through issuances of preferred stock, common stock and private placement notes. We incur cash outlays primarily for payments on our corporate debt, and dividends to our preferred stockholders and common stockholders. Prior to deconsolidation in 2023, portfolio companies in the former Operating segment financed their activities largely through investment-level secured debt and incurred cash outlays for debt servicing and distributions to their third party investors who represented noncontrolling interests.

Financing activities generated net cash outflows in 2024 and inflows in 2023.

- In 2024, net cash outflows of $90.8 million were driven by common and preferred dividend payments of $65.4 million, cash settlement of contingent consideration to Wafra of $17.5 million, and redemption of $5.0 million exchangeable senior notes for cash. These outflows were partially offset by limited partner contributions, net of redemptions of $14.6 million in our consolidated liquid funds, and also funding by Wafra for its share of our general partner commitment in DBP I.

- Net cash inflows of $58.2 million in 2023 represent primarily $484.5 million of additional investment-level debt in the former Operating segment, largely offset by the full repayment of our $200 million 5.00% convertible senior notes, $90 million contingent consideration payment to Wafra, $89.5 million redemption by a limited partner in a consolidated liquid fund, and income distribution to noncontrolling interests in our former Operating segment.

Guarantees and Off-Balance Sheet Arrangements

We have no guarantees or off-balance sheet arrangements that we believe are reasonable likely to have a material effect on our financial condition.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with GAAP, which requires the use of estimates and assumptions that involve the exercise of judgment and that affect the reported amounts of assets, liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our critical accounting policies and estimates are integral to understanding and evaluating our reported financial results, as they require subjective or complex management judgments resulting from the need to make estimates about the effect of matters that are inherently uncertain and unpredictable.

Highlighted below are accounting policies and estimates that we believe to be critical based on the nature of our business and/or require significant management judgment and assumptions. With respect to all critical estimates discussed below, we have established policies and control procedures which seek to ensure that estimates and assumptions are appropriately governed and applied consistently from period to period. We believe that all of the decisions and assessments applied were reasonable at the time made, based upon information available to us at that time.

Due to the inherently judgmental nature of the various projections and assumptions used and the unpredictability of economic and market conditions, actual results may differ from estimates, and changes in estimates and assumptions could have a material effect on our consolidated financial statements in the future.

Fair Value

The fair value of investments held by our sponsored investment vehicles represent a primary input in the determination of carried interest allocation together with corresponding compensation expense, and principal investment income (loss) which is our share of income (loss) from equity interests in our sponsored funds.

The investments held by our sponsored vehicles are revalued each quarter, with the results subject to the Company's valuation review and approval process. Fair value of the underlying investments is typically estimated using unobservable inputs and assumptions that involves significant judgement including, but not limited to, projected financial information of the portfolio company, economic conditions, foreign exchange rates, and comparable transactions in the market, and is therefore subject to inherent uncertainties.

Carried Interest Allocation

The Company recognizes carried interests from its equity method investments as general partner in investment vehicles that it sponsors. Carried interest represents a disproportionate allocation of returns from the Company's sponsored investment vehicles based upon the extent to which cumulative performance of the vehicles exceeds minimum return hurdles pursuant to terms of their respective governing agreements. Carried interest is subject to reversal until such time it is realized, which generally occurs upon disposition of all underlying investments of an investment vehicle, or in part with each disposition. A portion of carried interest is allocated to certain employees, former employees and a third party investor, and is similarly subject to reversal if there is a decline in the cumulative carried interest amounts previously recognized.

The amount of carried interest recognized is based upon the cumulative performance of each investment vehicle if it were liquidated as of the reporting date, which in turn is largely driven by appreciation in the fair value of the underlying investments held by these vehicles. Therefore, carried interest may be subject to significant fluctuations between periods driven by fair value changes of underlying fund investments over time.

Income Taxes

Deferred tax assets represent amounts available to reduce income taxes payable on taxable income in future years. Such assets arise from temporary differences between the financial reporting and tax bases of assets and liabilities, as well as from NOL, capital loss and tax credit carryforwards.

Realization of deferred tax assets is dependent upon the adequacy of future expected taxable income from all sources, including reversal of taxable temporary differences, forecasted taxable earnings and prudent and feasible tax planning strategies. A valuation allowance for deferred tax assets is established if the Company believes it is more likely than not that all or some portion of the deferred tax assets will not be realized based upon the weight of all available positive and negative evidence. The weight given to the evidence is commensurate with the extent to which it can be objectively verified. The more negative evidence that exists, the more positive evidence is necessary and the more difficult it is to support a conclusion that a valuation allowance is not required.

In evaluating realizability of deferred tax assets, the Company considers various factors, including: (1) nature of the deferred tax assets and liabilities, whether they are ordinary or capital; (2) in which tax jurisdictions they were generated and timing of their reversal; (3) taxable income in prior carryback years and projected taxable earnings exclusive of reversing temporary differences and carryforwards; (4) length of time that carryovers can be utilized in the various tax jurisdictions; (5) any unique tax rules that would impact the utilization of the deferred tax assets; and (6) any tax planning strategies that could be employed to reasonably assure utilization of the tax benefit prior to expiration.

The projection of future taxable earnings to be generated by subsidiaries to which the deferred tax assets apply represent a critical estimate. Key assumptions in this evaluation include the Company's forecast of future capital raises, and actual and planned business and operational changes, which are affected by future macroeconomic and Company-specific conditions and events. These assumptions rely heavily on estimates and changes in estimates could result in an establishment or an increase in valuation allowance.

An established valuation allowance may be reversed in a future period if the Company subsequently determines it is more likely than not that all or some portion of the deferred tax assets will become realizable.

In 2022, significant deferred tax assets were recognized with an offsetting valuation allowance. As of December 31, 2024, a full valuation allowance of $559.6 million has been maintained as the more-likely-than-not threshold continues to not be met in assessing realizability of deferred tax assets. Refer to Note 14 to the consolidated financial statements in Item 8 of this Annual Report.

Impairment

In connection with our review and preparation of the consolidated financial statements, prior to and subsequent to each quarter end, we evaluate if prevailing events or changes in circumstances indicate that carrying values of the following assets may not be recoverable, in which case, an impairment analysis is performed.

Goodwill

Goodwill is tested for impairment at the reporting unit to which it is assigned, which can be an operating segment or one level below an operating segment. The assessment of goodwill for impairment may initially be performed based on qualitative factors to determine if it is more likely than not that the fair value of the reporting unit is less than its carrying value, including goodwill. If so, a quantitative assessment is performed, and to the extent the carrying value of the reporting unit exceeds its fair value, impairment is recognized for the excess up to the amount of goodwill assigned to the reporting unit. Alternatively, the Company may bypass a qualitative assessment and proceed directly to a quantitative assessment.

A qualitative assessment considers various factors such as macroeconomic, industry and market conditions to the extent they affect the earnings performance of the reporting unit, changes in business strategy and/or management of the reporting unit, changes in composition or mix of revenues and/or cost structure of the reporting unit, financial performance and business prospects of the reporting unit, among other factors.

In a quantitative assessment, significant judgment, assumptions and estimates are applied in determining the fair value of reporting units. The Company has generally used the income approach to estimate fair value by discounting the projected net cash flows of the reporting unit, and may corroborate with market-based data where available and appropriate. Projection of future cash flows is based upon various factors, including, but not limited to, our strategic plans in regard to our business and operations, internal forecasts, terminal year residual revenue multiples, operating profit margins, pricing of similar businesses and comparable transactions where applicable, and risk-adjusted discount rates to present value future cash flows. Given the level of sensitivity in the inputs, a change in the value of any one input, in isolation or in combination, could significantly affect the overall estimation of fair value of the reporting unit.

The Company has a goodwill balance of $465.6 million at December 31, 2024 and has determined that there were no indicators of impairment to goodwill in 2024.

Acquisitions

In a business combination or asset acquisition, all assets acquired and liabilities assumed are measured at fair value as of the acquisition date.

Allocation of Purchase Consideration

In a business combination, the Company measures the assets acquired, liabilities assumed and any noncontrolling interests of the acquiree at their acquisition date fair values, with the excess of purchase consideration over the fair value of net assets acquired and the fair value of any previously held interest in the acquiree, recognized as goodwill. In an asset acquisition, the Company allocates the purchase consideration to the assets acquired and liabilities assumed based upon their relative fair values, which does not give rise to goodwill.

The estimation of fair value of the assets acquired and liabilities assumed involves significant judgment and assumptions. Acquired assets are generally composed of equity interests in managed investment vehicles and investment management related intangibles such as investment management contracts and investor relationships. Equity interests in managed investment vehicles are valued based upon their latest net asset value. Identifiable intangible assets such as management contracts and investor relationships are typically valued using the income approach based upon net cash flows expected to be generated by the assets, discounted to present value. Estimates applied include, but are not limited to: expected future cash flows, reinvestment rates by existing investors in our investment management business, and discount rates. These estimates are based upon assumptions that management believes a market participant would apply in valuing the assets. These estimates and assumptions are forward-looking and are subject to uncertainties in future economic, market and industry conditions.

Consolidation

The determination of whether the Company has a controlling financial interest and therefore consolidates an entity can significantly affect presentation in the consolidated financial statements.

A consolidation assessment at the onset of the Company's initial investment in or other involvement with an entity as well as reassessments on an ongoing basis, may involve significant judgement, more so if an entity is determined to be a variable interest entity ("VIE"). A VIE is consolidated by its primary beneficiary, which is defined as the party who has a controlling financial interest in the VIE through (a) power to direct the activities of the VIE that most significantly affect the VIE's economic performance, and (b) obligation to absorb losses or right to receive benefits of the VIE that could be significant to the VIE. This assessment may involve subjectivity in the determination of which activities most significantly affect the VIE's performance, and estimates about current and future fair value of the assets held by the VIE and financial performance of the VIE. In assessing its interests in the VIE, the Company also considers interests held by its related parties, including de facto agents. Additionally, the Company assesses whether it is a member of a related party group that collectively meets the power and benefits criteria and, if so, whether the Company is most closely associated with the VIE. In performing the related party analysis, the Company considers both qualitative and quantitative factors, including, but not limited to: the characteristics and size of its investment relative to the related party; the Company's and the related party's ability to control or significantly influence key decisions of the VIE including consideration of involvement by de facto agents; the obligation or likelihood for the Company or the related party to fund operating losses of the VIE; and the similarity and significance of the VIE's business activities to those of the Company and the related party. The determination of whether an entity is a VIE, and whether the Company is the primary beneficiary, depends upon facts and circumstances specific to an entity at the time of the assessment, and could change over time.

Discussion of i) the Company's involvement in various types of entities that are considered to be VIEs and whether the Company is determined to be the primary beneficiary, and ii) entities deconsolidated during 2024 are included in Note 15 and Note 10, respectively, to the consolidated financial statements in Item 8 of this Annual Report.

Recent Accounting Updates

The effects of accounting standards adopted in 2024 and the potential effects of accounting standards to be adopted in the future are described in Note 2 to our consolidated financial statements in Item 8. "Financial Statements and Supplementary Data" of this Annual Report.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market risk represents the risk of financial loss from adverse movement in market prices. The primary sources of market risk are interest rates, foreign currency rates and equity prices.

Our business is exposed primarily to the effect of market risk on our fee revenue, principal investment income and net carried interest allocation, foreign currency risk on non-U.S. investment management business, interest rate risk on our VFN, and, equity price risk on marketable equity securities, held primarily by consolidated investment vehicles.

Market Risk Effect on Fee Revenue, Principal Investment Income and Net Carried Interest Allocation

Management Fees—To the extent management fees are based upon fair value of the underlying investments of our managed investment vehicles, an increase or decrease in fair value will directly affect our management fee revenue. Generally, our management fee revenue is calculated based upon investors' committed capital during the commitment period of the vehicle, and thereafter, contributed or invested capital during the investing and liquidating periods, or invested capital from inception for Credit and co-investment vehicles. To a lesser extent, management fees are based upon the NAV of vehicles in our Liquid Strategies or GAV for certain InfraBridge vehicles, measured at fair value. At December 31, 2024, vehicles with NAV or GAV fee basis made up 5% of our $35.5 billion FEEUM and accounted for $11.6 million of management fees in 2024. Accordingly, most of our management fee revenue will not be directly affected by changes in investment fair values.

Principal Investment Income (Loss)—This is our share of income (loss) from equity interests in our sponsored funds, which in turn is largely driven by fair value changes in the underlying investments of the funds.

A hypothetical 10% decline in the fair value of fund investments at December 31, 2024 would decrease the OP's share of principal investment income by approximately $127 million.

Incentive Fees and Carried Interest—Incentive fees and carried interest, net of management allocations, are earned based upon the financial performance of a vehicle above a specified return threshold, which is largely driven by appreciation in value of underlying investments. The amount of carried interest allocation recognized is based upon the cumulative performance of the fund if it were liquidated as of the reporting date. The extent of the effect of fair value changes to the amount of incentive fees and carried interest earned will depend upon the cumulative performance of an investment vehicle relative to its return threshold, the performance measurement period used to calculate incentives and carried interest, and the stage of the vehicle's lifecycle.

A hypothetical 10% decline in the fair value of fund investments at December 31, 2024 would decrease carried interest by approximately $140 million, representing the OP's share of carried interest net of allocations to employees, former employees and Wafra.

Generally, our incentive fees are recognized when it is probable that a significant reversal of the cumulative incentive fees will not occur, which is typically when the fees become realizable or realized at the end of the performance measurement period. At December 31, 2024, there were no incentive fees recorded that have not been fully realized.

Foreign Currency Risk

As of December 31, 2024, we have limited direct foreign currency exposure from our foreign operations and foreign currency denominated investments warehoused on the balance sheet for future sponsored vehicles. Changes in foreign currency rates can adversely affect earnings and the value of our foreign currency denominated investments, including investments in our foreign subsidiaries.

We have exposure to foreign currency risk from the operations of our foreign subsidiaries to the extent these subsidiaries do not transact in U.S. dollars. Generally, this is limited to our InfraBridge advisor subsidiary which receives fee revenue predominantly in U.S. dollars but incur operating costs in Pound Sterling.

Interest Rate Risk

Instruments bearing variable interest rates include debt obligations, which are subject to interest rate fluctuations that will affect future cash flows, specifically interest expense.

Our corporate debt exposure to variable interest rates is limited to our VFN revolver, which had no outstanding balance at December 31, 2024.

Equity Price Risk

At December 31, 2024, we had $84 million of long positions and $48 million of short positions in marketable equity securities, held by our consolidated sponsored liquid funds. Realized and unrealized gains and losses from marketable equity securities are recorded in other gain (loss) on the consolidated statement of operations. Market prices for publicly traded equity securities may fluctuate due to a myriad of factors, including but not limited to, financial performance of the investee, industry conditions, economic and political environment, trade volume, and general sentiments in the equity markets. Therefore the level of volatility and price fluctuations are unpredictable. Our funds constantly rebalance their investment portfolio to take advantage of market opportunities and to manage risk. Additionally, one of our funds employs a long/short equity strategy, taking long positions that serve as collateral for short positions, which in combination, reduces its market risk exposure. The effect of equity price decreases to earnings attributable to our stockholders is further reduced as our consolidated liquid funds are partially owned by third party capital, which represent redeemable noncontrolling interests.

Item 8. Financial Statements and Supplementary Data.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of DigitalBridge Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of DigitalBridge Group, Inc. (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income (loss), equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 21, 2025, expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Carried interest allocation from Company-sponsored funds

Description of the Matter	At December 31, 2024, the carrying value of the Company's investments totaled $2.5 billion, including principal investments in Company-sponsored funds of $1.4 billion and carried interest allocation of $895 million, of which $218 million was recognized during the year-ended December 31, 2024. As discussed further in Notes 2 and 4 to the consolidated financial statements, the underlying investments of the Company's sponsored investment vehicles ("underlying investments") are reported at fair value as determined by management by applying the valuation techniques and using the significant unobservable inputs described therein, and the Company's unrealized carried interest allocation is driven primarily by changes in fair value of the underlying investments. Fair value of the underlying investments is typically estimated using unobservable inputs and assumptions that involves significant judgement including, but not limited to, projected financial information of the portfolio company, economic conditions, foreign exchange rates, and comparable transactions in the market, and is therefore subject to inherent uncertainties.
	Auditing management's determination of the fair value of the underlying investments that contribute to the Company's unrealized carried interest allocation which are valued using significant unobservable inputs is complex and involves a high degree of auditor subjectivity to address the higher estimation uncertainty.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Company's recognition of carried interest allocation, including controls over the Company's investment valuation process for the underlying investments. This included management's review controls over the assessment of the valuation techniques and significant unobservable inputs used to estimate the fair value of the underlying investments and management's evaluation of the completeness and accuracy of the data used in the valuations of the underlying investments.
	Our audit procedures included, among others, evaluating changes in fair value of the underlying investments to determine which investments contributed to the change in the Company's unrealized carried interest allocation, testing the mathematical accuracy of the distribution waterfalls used to determine the Company's share of income or loss from the underlying funds and agreeing data used in the waterfall calculations to the funds' accounting records.
	For a sample of underlying investments where an increase in fair value contributed to the Company's unrealized carried interest allocation, we performed procedures to evaluate the appropriateness of the methodology and key inputs and assumptions used in the valuation, including, but not limited to, performing sensitivities on the inputs or assumptions used in the valuation, comparing key inputs and assumptions used in the valuations to source documents or market data, and evaluating the existence of corroborating or contrary evidence obtained through other audit procedures. Our procedures varied based on the nature of each investment selected for testing. For certain investments, we involved our internal valuation specialists to perform corroborative analyses to assess whether the key assumptions used in the valuation and the estimated fair values were supported by observable market data.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2009.

Los Angeles, California
February 21, 2025

DigitalBridge Group, Inc.
Consolidated Balance Sheets
(In thousands, except per share data)

	December 31, 2024	December 31, 2023
Assets		
Cash and cash equivalents	$ 302,154	$ 345,335
Restricted cash	4,144	4,915
Investments ($318,941 and $572,749 at fair value)	2,492,268	2,476,093
Goodwill	465,602	465,991
Intangible assets	72,460	103,750
Other assets	52,059	78,953
Due from affiliates	124,186	85,815
Assets of discontinued operations	445	1,698
Total assets	$ 3,513,318	$ 3,562,550
Liabilities		
Debt	$ 296,362	$ 371,783
Other liabilities ($54,730 and $124,019 at fair value)	725,507	681,451
Liabilities of discontinued operations	259	153
Total liabilities	1,022,128	1,053,387
Commitments and contingencies (Note 18)		
Redeemable noncontrolling interests	24,356	17,862
Equity		
Stockholders' equity:		
Preferred stock, $0.01 par value per share; $821,899 liquidation preference; 250,000 shares authorized; 32,876 shares issued and outstanding	794,670	794,670
Common stock, $0.01 par value per share		
Class A, 237,250 shares authorized; 174,202 and 163,209 shares issued and outstanding	1,742	1,632
Class B, 250 shares authorized; 150 and 166 shares issued and outstanding	2	2
Additional paid-in capital	7,999,165	7,855,842
Accumulated deficit	(6,837,502)	(6,842,502)
Accumulated other comprehensive income (loss)	505	1,411
Total stockholders' equity	1,958,582	1,811,055
Noncontrolling interests in investment entities	430,528	605,311
Noncontrolling interests in Operating Company	77,724	74,935
Total equity	2,466,834	2,491,301
Total liabilities, redeemable noncontrolling interests and equity	$ 3,513,318	$ 3,562,550

The accompanying notes form an integral part of the consolidated financial statements.

DigitalBridge Group, Inc.
Consolidated Statements of Operations
(In thousands, except per share data

	Year Ended December 31,		
	2024	2023	2022
Revenues			
Fee revenue ($301,179, $254,429 and $167,733 from affiliates)	$ 329,693	$ 264,117	$ 172,673
Carried interest allocation	218,250	363,075	378,342
Principal investment income	30,023	145,448	56,731
Other income ($11,886, $10,400 and $4,337 from affiliates)	29,062	48,743	87,025
Total revenues	607,028	821,383	694,771
Expenses			
Compensation expense—cash and equity-based	181,821	206,892	154,752
Compensation expense—incentive fee and carried interest allocation	144,650	186,030	202,286
Administrative and other expenses	114,985	86,937	117,341
Interest expense	16,438	24,540	42,926
Transaction-related costs	5,265	10,823	10,129
Depreciation and amortization	33,706	36,651	44,271
Total expenses	496,865	551,873	571,705
Other income (loss)			
Other gain (loss), net	58,652	96,119	(169,747)
Income (loss) from continuing operations before income taxes	168,815	365,629	(46,681)
Income tax benefit (expense)	(2,944)	(6)	(13,132)
Income (loss) from continuing operations	165,871	365,623	(59,813)
Income (loss) from discontinued operations	(18,865)	(320,458)	(510,184)
Net income (loss)	147,006	45,165	(569,997)
Net income (loss) attributable to noncontrolling interests:			
Redeemable noncontrolling interests	2,458	6,503	(26,778)
Investment entities	73,343	(155,756)	(189,053)
Operating Company	683	9,138	(32,369)
Net income (loss) attributable to DigitalBridge Group, Inc.	70,522	185,280	(321,797)
Preferred stock dividends	58,641	58,656	61,567
Preferred stock repurchases	—	(927)	(1,098)
Net income (loss) attributable to common stockholders	$ 11,881	$ 127,551	$ (382,266)
Income (loss) per share—basic			
Income (loss) from continuing operations per common share—basic	$ 0.18	$ 1.13	$ (1.23)
Net income (loss) attributable to common stockholders per common share—basic	$ 0.07	$ 0.78	$ (2.47)
Income (loss) per share—diluted			
Income (Loss) from continuing operations per common share—diluted	$ 0.18	$ 1.10	$ (1.23)
Net income (loss) attributable to common stockholders per common share—diluted	$ 0.07	$ 0.77	$ (2.47)
Weighted average number of shares			
Basic	168,437	159,868	154,495
Diluted	168,818	169,720	154,495

The accompanying notes form an integral part of the consolidated financial statements.

DigitalBridge Group, Inc.
Consolidated Statements of Comprehensive Income (Loss)
(In thousands)

	Year Ended December 31,		
	2024	2023	2022
Net income (loss)	$ 147,006	$ 45,165	$ (569,997)
Changes in accumulated other comprehensive income (loss) related to:			
Equity method investments	—	318	(2,867)
Available-for-sale debt securities	—	—	(6,373)
Foreign currency translation	(974)	2,279	(44,232)
Cash flow hedges	—	—	(8,368)
Other comprehensive income (loss)	(974)	2,597	(61,840)
Comprehensive income (loss)	146,032	47,762	(631,837)
Comprehensive income (loss) attributable to noncontrolling interests:			
Redeemable noncontrolling interests	2,458	6,503	(26,778)
Investment entities	73,343	(155,340)	(203,125)
Operating Company	619	9,365	(36,116)
Comprehensive income (loss) attributable to stockholders	$ 69,612	$ 187,234	$ (365,818)

The accompanying notes form an integral part of the consolidated financial statements.

DigitalBridge Group, Inc.
Consolidated Statements of Equity
(In thousands, except per share data)

	Preferred Stock	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity	Noncontrolling Interests in Investment Entities	Noncontrolling Interests in Operating Company	Total Equity
Balance at December 31, 2021	$ 854,232	$ 5,692	$ 7,820,807	$ (6,576,180)	$ 42,383	$ 2,146,934	$ 2,653,173	$ 112,283	$ 4,912,390
Net income (loss)	—	—	—	(321,797)	—	(321,797)	(189,053)	(32,369)	(543,219)
Other comprehensive income (loss)	—	—	—	—	(44,021)	(44,021)	(14,072)	(3,747)	(61,840)
Stock repurchases	(53,877)	(168)	(53,740)	—	—	(107,785)	—	—	(107,785)
Cost of DataBank recapitalization	—	—	(13,122)	—	—	(13,122)	(21,247)	—	(34,369)
DataBank recapitalization (Note 2)	—	—	230,238	—	—	230,238	(230,238)	—	—
Exchange of notes for common stock (Note 7)	—	256	177,562	—	—	177,818	—	—	177,818
Adjustment of redeemable noncontrolling interest and warrants to fair value (Note 9)	—	—	(725,026)	—	—	(725,026)	—	—	(725,026)
Shares issued for redemption of redeemable noncontrolling interest (Note 9)	—	577	348,182	—	—	348,759	—	—	348,759
Transaction costs incurred in connection with redemption of redeemable noncontrolling interest	—	—	(7,137)	—	—	(7,137)	—	—	(7,137)
Reclassification of carried interest allocated to redeemable noncontrolling interest to noncontrolling interest in investment entities (Note 9)	—	—	—	—	—	—	4,087	—	4,087
Assumption of deferred tax asset resulting from redemption of redeemable noncontrolling interest (Note 9)	—	—	5,200	—	—	5,200	—	—	5,200
Deconsolidation of investment entities (Note 2)	—	—	—	—	—	—	(376,177)	—	(376,177)
Redemption of OP Units for class A common stock	—	4	337	—	—	341	—	(341)	—
Equity-based compensation	—	63	39,933	—	—	39,996	12,834	2,498	55,328
Shares canceled for tax withholdings on vested equity awards	—	(27)	(18,212)	—	—	(18,239)	—	—	(18,239)
Acquisition from noncontrolling interests	—	—	—	—	—	—	(32,076)	—	(32,076)
Contributions from noncontrolling interests	—	—	—	—	—	—	2,613,962	—	2,613,962
Distributions to noncontrolling interests	—	—	—	—	—	—	(1,677,297)	(254)	(1,677,551)
Preferred stock dividends	—	—	—	(61,401)	—	(61,401)	—	—	(61,401)
Common stock dividends declared ($0.02 per share)	—	—	—	(3,235)	—	(3,235)	—	—	(3,235)
Reallocation of equity (Notes 2 and 9)	—	—	13,046	—	129	13,175	—	(13,175)	—
Balance at December 31, 2022	$ 800,355	$ 6,397	$ 7,818,068	$ (6,962,613)	$ (1,509)	$ 1,660,698	$ 2,743,896	$ 64,895	$ 4,469,489

The accompanying notes form an integral part of the consolidated financial statements.

66

DigitalBridge Group, Inc.
Consolidated Statements of Equity (Continued)
(In thousands, except per share data)

	Preferred Stock	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity	Noncontrolling Interests in Investment Entities	Noncontrolling Interests in Operating Company	Total Equity
Balance at December 31, 2022	$ 800,355	$ 6,397	$ 7,818,068	$ (6,962,613)	$ (1,509)	$ 1,660,698	$ 2,743,896	$ 64,895	$ 4,469,489
Net income (loss)	—	—	—	185,280	—	185,280	(155,756)	9,138	38,662
Other comprehensive income (loss)	—	—	—	—	1,954	1,954	416	227	2,597
Stock repurchases	(5,685)	—	927	—	—	(4,758)	—	—	(4,758)
Changes in common stock par value (Note 8)	—	(4,862)	4,862	—	—	—	—	—	—
DataBank recapitalization (Note 2)	—	—	(14,791)	—	—	(14,791)	33,001	—	18,210
Vantage SDC expansion capacity funded through equity, net of liability settlement (Note 2)	—	—	12,255	—	—	12,255	97,307	—	109,562
Deconsolidation of investment entities (Note 2 and Note 10)	—	—	—	—	965	965	(2,137,819)	—	(2,136,854)
Redemption of OP Units for class A common stock	—	3	981	—	—	984	—	(984)	—
Equity-based compensation	—	122	53,343	—	—	53,465	14,010	164	67,639
Shares canceled for tax withholdings on vested equity awards	—	(26)	(18,654)	—	—	(18,680)	—	—	(18,680)
Contributions from noncontrolling interests	—	—	—	—	—	—	115,781	—	115,781
Distributions to noncontrolling interests	—	—	—	—	—	—	(104,681)	(497)	(105,178)
Preferred stock dividends	—	—	—	(58,656)	—	(58,656)	—	—	(58,656)
Common stock dividends declared ($0.04 per share)	—	—	—	(6,513)	—	(6,513)	—	—	(6,513)
Reallocation of equity (Notes 2 and 9)	—	—	(1,149)	—	1	(1,148)	(844)	1,992	—
Balance at December 31, 2023	$ 794,670	$ 1,634	$ 7,855,842	$ (6,842,502)	$ 1,411	$ 1,811,055	$ 605,311	$ 74,935	$ 2,491,301

The accompanying notes form an integral part of the consolidated financial statements.

DigitalBridge Group, Inc.
Consolidated Statements of Equity (Continued)
(In thousands, except per share data)

	Preferred Stock	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity	Noncontrolling Interests in Investment Entities	Noncontrolling Interests in Operating Company	Total Equity
Balance at December 31, 2023	$ 794,670	$ 1,634	$ 7,855,842	$ (6,842,502)	$ 1,411	$ 1,811,055	$ 605,311	$ 74,935	$ 2,491,301
Net income (loss)	—	—	—	70,522	—	70,522	73,343	683	144,548
Other comprehensive income (loss)	—	—	—	—	(910)	(910)	—	(64)	(974)
Settlement of Wafra contingent consideration (Note 9)	—	10	17,490	—	—	17,500	—	—	17,500
Reclassification of DBRG stock warrants (Note 10)	—	—	33,000	—	—	33,000	—	—	33,000
Exchange of notes for common stock (Note 7)	—	83	72,634	—	—	72,717	—	—	72,717
Redemption of OP Units for class A common stock	—	5	2,949	—	—	2,954	—	(2,954)	—
Equity-based compensation	—	17	32,538	—	—	32,555	—	161	32,716
Shares canceled for tax withholdings on vested stock awards	—	(5)	(9,835)	—	—	(9,840)	—	—	(9,840)
Deconsolidation of sponsored funds (Note 10)	—	—	—	—	—	—	(262,970)	—	(262,970)
Contributions from noncontrolling interests	—	—	—	—	—	—	24,588	—	24,588
Distributions to noncontrolling interests	—	—	—	—	—	—	(9,744)	(486)	(10,230)
Preferred stock dividends	—	—	—	(58,641)	—	(58,641)	—	—	(58,641)
Common stock dividends declared ($0.04 per share)	—	—	—	(6,881)	—	(6,881)	—	—	(6,881)
Reallocation of equity (Notes 2 and 9)	—	—	(5,453)	—	4	(5,449)	—	5,449	—
Balance at December 31, 2024	$ 794,670	$ 1,744	$ 7,999,165	$ (6,837,502)	$ 505	$ 1,958,582	$ 430,528	$ 77,724	$ 2,466,834

The accompanying notes form an integral part of the consolidated financial statements.

DigitalBridge Group, Inc.
Consolidated Statements of Cash Flows
(In thousands)

	Year Ended December 31,		
	2024	**2023**	**2022**
Cash Flows from Operating Activities			
Net income (loss)	$ 147,006	$ 45,165	$ (569,997)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Unrealized carried interest allocation, net	(85,863)	(151,005)	(142,916)
Unrealized principal investment income	(11,655)	(145,448)	(56,731)
Equity-based compensation	34,716	67,639	54,710
Amortization of deferred financing costs and debt discount and premium, net	2,296	21,119	106,410
Loss on debt extinguishment	—	—	133,173
Depreciation and amortization	33,706	485,551	579,250
Deferred income tax (benefit) expense	(3,160)	(69)	11,572
Other (gain) loss, net	(37,351)	(101,209)	22,245
Other equity method (earnings) losses	—	15,188	45,489
Distributions of income from equity investments	—	3,776	2,992
Paid-in-kind interest added to loan principal	—	(948)	(7,144)
Straight-line rent income	—	(10,286)	(25,488)
Amortization of above- and below-market lease values, net	—	1,664	208
Impairment of real estate and intangible assets	—	—	35,985
Other adjustments, net	(443)	162	(997)
(Increase) decrease in other assets and due from affiliates	(14,602)	(7,058)	35,372
Increase (decrease) in other liabilities and due to affiliates	(4,528)	9,396	38,449
Net cash generated by (used in) operating activities	60,122	233,637	262,582
Cash Flows from Investing Activities			
Contributions to and acquisition of equity investments	(170,190)	(584,589)	(570,035)
Return of capital from equity and debt investments	55,905	79,229	59,248
Proceeds from sale of equity investments	106,398	695,683	522,337
Repayment of loans receivable	1,000	6,804	23,956
Acquisition of loans receivable and debt securities	—	—	(164,815)
Net disbursements on originated loans	—	—	(215,918)
Proceeds from sales of loans receivable and debt securities	—	—	401,002
Proceeds from paydown and maturity of debt securities	—	—	573
Purchase of fixed assets	(3,588)	—	—
Investment deposits	—	(4,140)	630
Acquisition of InfraBridge, net of cash acquired (Note 3)	—	(314,266)	—
Net receipt (payment) on settlement of derivatives	—	3,401	9,352
Acquisition of and additions to real estate, related intangibles and leasing commissions	—	(653,470)	(2,141,237)
Cash derecognized in deconsolidation of sponsored funds and investment entities	(745)	(229,183)	—
Proceeds from DataBank recapitalization	—	21,487	—
Proceeds from sales of real estate investment holding entities	—	—	162,268
Other investing activities, net	—	—	(769)
Net cash generated by (used in) investing activities	(11,220)	(979,044)	(1,913,408)

The accompanying notes form an integral part of the consolidated financial statements.

DigitalBridge Group, Inc.
Consolidated Statements of Cash Flows (Continued)
(In thousands)

	Year Ended December 31,		
	2024	**2023**	**2022**
Cash Flows from Financing Activities			
Borrowings on corporate debt	—	—	290,000
Repayment or redemption of senior notes	(5,000)	(200,000)	(304,237)
Dividends paid to preferred stockholders	$ (58,641)	$ (58,761)	$ (62,395)
Dividends paid to common stockholders	(6,771)	(6,477)	(1,636)
Shares canceled for tax withholdings on vested equity awards	(9,840)	(18,680)	(18,239)
Repurchases of preferred stock	—	(4,758)	(52,779)
Repurchases of common stock	—	—	(55,006)
Contributions from noncontrolling interests	28,988	116,081	2,625,612
Distributions to and redemption of noncontrolling interests	(22,077)	(163,802)	(2,109,229)
Payment of contingent consideration to Wafra	(17,500)	(90,000)	—
Acquisition of noncontrolling interest	—	—	(32,076)
Borrowings from investment level debt	—	1,722,443	872,726
Repayments of investment level debt	—	(1,199,865)	(210,268)
Payment of deferred financing costs and prepayment penalties on investment level debt	—	(38,029)	(18,688)
Net cash generated by (used in) financing activities	(90,841)	58,152	923,785
Effect of foreign exchange on cash, cash equivalents and restricted cash	(2,013)	766	(2,465)
Net increase (decrease) in cash, cash equivalents and restricted cash	(43,952)	(686,489)	(729,506)
Cash, cash equivalents and restricted cash—beginning of period	350,250	1,036,739	1,766,245
Cash, cash equivalents and restricted cash—end of period	$ 306,298	$ 350,250	$ 1,036,739

Reconciliation of cash, cash equivalents and restricted cash to consolidated balance sheets

	Year Ended December 31,		
	2024	**2023**	**2022**
Beginning of period			
Cash and cash equivalents	$ 345,335	$ 855,564	$ 1,226,897
Restricted cash	4,915	4,854	7,511
Assets of discontinued operations—cash and cash equivalents	—	62,690	375,205
Assets of discontinued operations—restricted cash	—	113,631	156,632
Total cash, cash equivalents and restricted cash—beginning of period	$ 350,250	$ 1,036,739	$ 1,766,245
End of period			
Cash and cash equivalents	$ 302,154	$ 345,335	$ 855,564
Restricted cash	4,144	4,915	4,854
Assets of discontinued operations—cash and cash equivalents	—	—	62,690
Assets of discontinued operations—restricted cash	—	—	113,631
Total cash, cash equivalents and restricted cash—end of period	$ 306,298	$ 350,250	$ 1,036,739

The accompanying notes form an integral part of the consolidated financial statements.

Supplemental Disclosure of Cash Flow Information

(In thousands)		Year Ended December 31,				
		2024		2023		2022
Supplemental Disclosure of Cash Flow Information						
Cash paid for interest	$	16,270	$	179,071	$	219,851
Cash received (paid) for income taxes		5,941		57		11,747
Operating lease payments for corporate offices		9,151		9,096		9,651
Operating lease payments for a formerly warehoused tower portfolio (Note 2)		—		—		11,709
Supplemental Disclosure of Cash Flows from Discontinued Operations						
Net cash generated by (used in) operating activities of discontinued operations	$	(11,892)	$	233,903	$	300,482
Net cash generated by (used in) investing activities of discontinued operations		(42)		(600,050)		(1,377,005)
Supplemental Disclosure of Noncash Investing and Financing Activities						
Dividends and distributions payable	$	16,524	$	16,477	$	16,491
Receivables from asset sales		—		662		16,824
Contingent consideration for acquisition of InfraBridge		—		10,874		—
Redemption of OP Units for common stock		2,954		984		341
Redemption of redeemable noncontrolling interest for common stock		—		—		348,759
Exchange of notes into shares of class A common stock		72,717		—		60,317
Seller note received in sale of NRF Holdco equity (Note 2)		—		—		154,992
Settlement of Wafra contingent consideration through issuance of class A common stock		17,500		—		—
Loan receivable relieved in exchange for equity investment acquired		—		—		20,676
Vantage SDC capacity funded through equity, net of liability settlement (Note 2)		—		109,562		—
Operating lease ROU assets and lease liabilities established for corporate offices		2,342		15,314		5,837
Assets of investment entities disposed of in sale of equity and/or deconsolidated[1]		—		8,659,140		4,689,188
Liabilities of investment entities disposed of in sale of equity and/or deconsolidated[1]		—		5,941,332		3,948,016
Noncontrolling interests of investment entities disposed of in sale of equity and/or deconsolidated[1]		—		2,398,693		415,098
Assets of sponsored funds deconsolidated (Note 10)		393,612		—		—
Liabilities of sponsored funds deconsolidated (Note 10)		189		—		—
Noncontrolling interests of sponsored funds deconsolidated (Note 10)		262,970		—		—

The accompanying notes form an integral part of the consolidated financial statements.

DigitalBridge Group, Inc.
Notes to Consolidated Financial Statements
December 31, 2024

1. Business and Organization

DigitalBridge Group, Inc. ("DBRG," and together with its consolidated subsidiaries, the "Company") is a leading global investment manager in digital infrastructure. The Company deploys and manages capital on behalf of its investors and shareholders across the digital infrastructure ecosystem, including but not limited to, data centers, cell towers, fiber networks, small cells, and edge infrastructure. The Company's investment management platform is anchored by its flagship value-add digital infrastructure equity offerings, and has expanded to include offerings in core equity, credit, liquid securities, and mid-market infrastructure equity through InfraBridge.

Organization

The Company operates as a taxable C Corporation and conducts all of its activities and holds substantially all of its assets and liabilities through its operating subsidiary, DigitalBridge Operating Company, LLC (the "Operating Company" or the "OP"). At December 31, 2024, the Company owned 94% of the OP, as its sole managing member. The remaining 6% is owned by certain current and former employees of the Company as noncontrolling interests.

2. Summary of Significant Accounting Policies

The significant accounting policies of the Company are described below.

Basis of Presentation

The accompanying consolidated financial statements include the accounts of the Company and its controlled subsidiaries. All significant intercompany accounts and transactions have been eliminated. The portions of equity, net income or loss and other comprehensive income or loss of consolidated subsidiaries that are not attributable to the parent are presented separately as amounts attributable to noncontrolling interests in the consolidated financial statements. Noncontrolling interests represents predominantly carried interest allocation to certain senior executives of the Company, limited partners of consolidated funds, and membership interests in OP primarily held by certain current and former employees of the Company.

To the extent the Company consolidates a subsidiary that is subject to industry-specific guidance, such as investment company accounting applied by the Company's sponsored funds that are consolidated, the Company retains the industry-specific guidance applied by that subsidiary in its consolidated financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates and assumptions.

Principles of Consolidation

The Company consolidates entities in which it has a controlling financial interest by first considering if an entity meets the definition of a variable interest entity ("VIE") for which the Company is deemed to be the primary beneficiary, or if the Company has the power to control an entity through a majority of voting interest or through other arrangements.

Variable Interest Entities—A VIE is an entity that either (i) lacks sufficient equity to finance its activities without additional subordinated financial support from other parties; (ii) whose equity holders lack the characteristics of a controlling financial interest; and/or (iii) is established with non-substantive voting rights. A VIE is consolidated by its primary beneficiary, which is defined as the party who has a controlling financial interest in the VIE through (a) power to direct the activities of the VIE that most significantly affect the VIE’s economic performance, and (b) obligation to absorb losses or right to receive benefits of the VIE that could be significant to the VIE. This assessment may involve subjectivity in the determination of which activities most significantly affect the VIE’s performance, and estimates about current and future fair value of the assets held by the VIE and financial performance of the VIE. In assessing its interests in the VIE, the Company also considers interests held by its related parties, including de facto agents. Additionally, the Company assesses whether it is a member of a related party group that collectively meets the power and benefits criteria and, if so, whether the Company is most closely associated with the VIE. In performing the related party analysis, the Company considers both qualitative and quantitative factors, including, but not limited to: the characteristics and size of its investment relative to the related party; the Company’s and the related party's ability to control or significantly influence

key decisions of the VIE including consideration of involvement by de facto agents; the obligation or likelihood for the Company or the related party to fund operating losses of the VIE; and the similarity and significance of the VIE's business activities to those of the Company and the related party. The determination of whether an entity is a VIE, and whether the Company is the primary beneficiary, may involve significant judgment, and depends upon facts and circumstances specific to an entity at the time of the assessment.

Voting Interest Entities—Unlike VIEs, voting interest entities have sufficient equity to finance their activities and equity investors exhibit the characteristics of a controlling financial interest through their voting rights. The Company consolidates such entities when it has the power to control these entities through ownership of a majority of the entities' voting interests or through other arrangements.

At each reporting period, the Company reassesses whether changes in facts and circumstances cause a change in the status of an entity as a VIE or voting interest entity, and/or a change in the Company's consolidation assessment. Changes in consolidation status are applied prospectively. An entity may be consolidated as a result of this reassessment, in which case, the assets, liabilities and noncontrolling interest in the entity are recorded at fair value upon initial consolidation. Any existing equity interest held by the Company in the entity prior to the Company obtaining control will be remeasured at fair value, which may result in a gain or loss recognized upon initial consolidation. However, if the consolidation represents an asset acquisition of a voting interest entity, the Company's existing interest in the acquired assets, if any, is not remeasured to fair value but continues to be carried at historical cost. The Company may also deconsolidate a subsidiary as a result of this reassessment, which may result in a gain or loss recognized upon deconsolidation depending on the carrying values of deconsolidated assets and liabilities compared to the fair value of any interests retained.

Noncontrolling Interests

Redeemable Noncontrolling Interests—This represents noncontrolling interests in sponsored open-end funds in the Liquid Strategies that are consolidated by the Company. The limited partners of these funds have the ability to withdraw all or a portion of their interests from the funds in cash with advance notice.

Redeemable noncontrolling interests is presented outside of permanent equity. Allocation of net income or loss to redeemable noncontrolling interests is based upon their ownership percentage during the period. The carrying amount of redeemable noncontrolling interests is adjusted to its redemption value at the end of each reporting period to an amount not less than its initial carrying value, except for amounts contingently redeemable which will be adjusted to redemption value only when redemption is probable. Such adjustments will be recognized in additional paid-in capital.

Prior to full redemption in May 2022, there was also redeemable noncontrolling interests in the Company's investment management business, as discussed in Note 9.

Noncontrolling Interests in Investment Entities—This represents (i) carried interest allocations to certain senior executives of the Company and a third party investor (Note 16); (ii) equity interests held by current and former employees and a third party investor in general partner entities of the Company's sponsored funds; and (iii) limited partners of consolidated closed-end funds. Excluding carried interests, allocation of net income or loss is generally based upon relative ownership interests.

Noncontrolling Interests in Operating Company—This represents membership interests in OP held by certain current and former employees of the Company. Noncontrolling interests in OP are allocated a share of net income or loss in OP based upon their weighted average ownership interest in OP during the period. Noncontrolling interests in OP have the right to require OP to redeem part or all of such member's membership units in OP ("OP Units") for cash based on the market value of an equivalent number of shares of class A common stock of the Company at the time of redemption, or at the Company's election as managing member of OP, through issuance of shares of class A common stock (registered or unregistered) on a one-for-one basis. At the end of each reporting period, noncontrolling interests in OP is adjusted to reflect their ownership percentage in OP at the end of the period, through a reallocation between controlling and noncontrolling interests in OP, as applicable.

Foreign Currency

Assets and liabilities denominated in a foreign currency for which the functional currency is a foreign currency are translated using the exchange rate in effect at the balance sheet date and the corresponding results of operations for such entities are translated using the average exchange rate in effect during the period. The resulting foreign currency translation adjustments are recorded as a component of accumulated other comprehensive income or loss in stockholders' equity. Upon sale, complete or substantially complete liquidation of a foreign subsidiary, or upon partial sale of a foreign equity method investment, the translation adjustment associated with the foreign subsidiary or investment, or a proportionate share related to the portion of equity method investment sold, is reclassified from accumulated other comprehensive income or loss into earnings.

Financial assets and liabilities denominated in a foreign currency for which the functional currency is the U.S. dollar are remeasured using the exchange rate in effect at the balance sheet date, whereas non-financial assets and liabilities are remeasured using the exchange rate on the date the item was initially recognized (i.e., the historical rate), and the corresponding results of operations for such entities are remeasured using the average exchange rate in effect during the period. The resulting foreign currency remeasurement adjustments are recorded in other gain (loss) on the consolidated statements of operations. Disclosures of non-U.S. dollar amounts to be recorded in the future are translated using exchange rates in effect at the date of the most recent balance sheet presented.

Fair Value Measurement

Fair value is based on an exit price, defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Where appropriate, the Company makes adjustments to estimated fair values to appropriately reflect counterparty credit risk as well as the Company's own credit-worthiness.

The estimated fair value of financial assets and financial liabilities are categorized into a three tier hierarchy, prioritized based on the level of transparency in inputs used in the valuation techniques, as follows:

Level 1—Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2—Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in non-active markets, or valuation techniques utilizing inputs that are derived principally from or corroborated by observable data directly or indirectly for substantially the full term of the financial instrument.

Level 3—At least one assumption or input is unobservable and it is significant to the fair value measurement, requiring significant management judgment or estimate.

Where the inputs used to measure the fair value of a financial instrument falls into different levels of the fair value hierarchy, the financial instrument is categorized within the hierarchy based on the lowest level of input that is significant to its fair value measurement.

Due to the inherently judgmental nature of Level 3 fair value, changes in assumptions or inputs applied as of reporting date could result in a higher or lower fair value, and realized value may differ from the estimated unrealized fair value.

Fair Value Option

The fair value option provides an option to elect fair value as a measurement alternative for selected financial instruments. The fair value option may be elected only upon the occurrence of certain specified events, including when the Company enters into an eligible firm commitment, at initial recognition of the financial instrument, as well as upon a business combination or consolidation of a subsidiary. The election is irrevocable unless a new election event occurs.

The Company has elected fair value option to account for certain equity method investments.

Business Combinations

Definition of a Business—The Company evaluates each purchase transaction to determine whether the acquired assets meet the definition of a business. If substantially all of the fair value of gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets, then the set of transferred assets and activities is not a business. For an acquisition to be considered a business, it would have to include an input and a substantive process that together significantly contribute to the ability to create outputs (i.e., there is a continuation of revenue before and after the transaction). A substantive process is not ancillary or minor, cannot be replaced without significant costs, effort or delay or is otherwise considered unique or scarce. To qualify as a business without outputs, the acquired assets would require an organized workforce with the necessary skills, knowledge and experience to perform a substantive process.

Business Combinations—The Company accounts for acquisitions that qualify as business combinations by applying the acquisition method. Transaction costs related to acquisition of a business are expensed as incurred and excluded from the fair value of consideration transferred. The identifiable assets acquired, liabilities assumed and noncontrolling interests in an acquired entity are recognized and measured at their estimated fair values, except for contract assets and contract liabilities as discussed below. The excess of the consideration transferred over the value of identifiable assets acquired, liabilities assumed and noncontrolling interests in an acquired entity, net of fair value of any previously held interest in the acquired entity, is recorded as goodwill. Such valuations require management to make significant estimates and assumptions.

With respect to contract assets and contract liabilities acquired in a business combination, these are not accounted for under the fair value basis at the time of acquisition. Instead, the Company determines the value of these revenue contracts as if it had originated the acquired contracts by evaluating the associated performance obligations, transaction price and relative stand-alone selling price at the original contract inception date or subsequent modification dates.

The estimated fair values and allocation of consideration are subject to adjustments during the measurement period, not to exceed one year, based upon new information obtained about facts and circumstances that existed at time of acquisition.

Contingent Consideration—Contingent consideration is classified as a liability or equity, as applicable. Contingent consideration in connection with the acquisition of a business or a VIE is measured at fair value on acquisition date, and unless classified as equity, is remeasured at fair value each reporting period thereafter until the consideration is settled, with changes in fair value included in earnings.

Cash and Cash Equivalents

Short-term, highly liquid investments with original maturities of three months or less are considered to be cash equivalents. The Company's cash and cash equivalents are held with major financial institutions and may at times exceed federally insured limits.

Restricted Cash

Restricted cash consists predominantly of cash reserves maintained pursuant to the governing agreement of the securitized debt of the Company.

Investments

Equity Investments

A noncontrolling, unconsolidated ownership interest in an entity may be accounted for using one of: (i) equity method where applicable; (ii) fair value option if elected; (iii) fair value through earnings if fair value is readily determinable, including election of net asset value ("NAV") practical expedient where applicable; or (iv) for equity investments without readily determinable fair values, the measurement alternative to measure at cost adjusted for any impairment and observable price changes, as applicable.

Marketable equity securities are recorded as of trade date. Dividend income is recognized on the ex-dividend date and is included in other income.

The Company's share of earnings (losses) from equity method investments in its sponsored funds and fair value changes of equity method investments under the fair value option are recorded in principal investment income (loss). Fair value changes of other equity investments, including adjustments for observable price changes under the measurement alternative, are recorded in other gain (loss).

Equity Method Investments—The Company accounts for investments under the equity method of accounting if it has the ability to exercise significant influence over the operating and financial policies of an entity, but does not have a controlling financial interest. The equity method investment is initially recorded at cost and adjusted each period for capital contributions, distributions and the Company's share of the entity's net income or loss and where applicable, other comprehensive income or loss. The Company's share of net income or loss may differ from the stated ownership percentage interest in an entity if the governing documents prescribe a substantive non-proportionate earnings allocation formula or a preferred return to certain investors. Distributions of operating profits from equity method investments are reported as operating activities, while distributions in excess of operating profits are reported as investing activities in the statement of cash flows under the cumulative earnings approach.

The Company's equity method investments are composed primarily of its interests in investment vehicles that it sponsors, reported as principal investments, as the Company exerts significant influence in its role as general partner. The Company recognizes earnings based upon its proportionate share of net income (loss) from these investment vehicles, primarily unrealized gain (loss) from changes in fair value of the underlying fund investments, and any distributions of income, including from realization events, recorded in principal investment income on the consolidated statements of operations. As general partner, the Company is also entitled to a disproportionate allocation of returns based upon the extent to which cumulative performance of the investment vehicles exceed minimum return hurdles pursuant to terms of their respective governing agreements or carried interests (Note 4).

Impairment—Evaluation of impairment applies to equity method investments for which fair value option has not been elected and equity investments under the measurement alternative. Impairment loss is recorded in other gain (loss).

If indicators of impairment exist, the Company will first estimate the fair value of its investment. In assessing fair value, the Company generally considers, among others, the estimated enterprise value of the investee or fair value of the investee's underlying net assets, including net cash flows to be generated by the investee as applicable.

For investments under the measurement alternative, if carrying value of the investment exceeds its fair value, an impairment is deemed to have occurred.

For equity method investments, further consideration is made if a decrease in value of the investment is other-than-temporary to determine if impairment loss should be recognized. Assessment of other-than-temporary impairment involves management judgment, including, but not limited to, consideration of the investee's financial condition, operating results, business prospects and creditworthiness, the Company's ability and intent to hold the investment until recovery of its carrying value, or a significant and prolonged decline in traded price of the investee's equity security. If management is unable to reasonably assert that an impairment is temporary or believes that the Company may not fully recover the carrying value of its investment, then the impairment is considered to be other-than-temporary. Investments that are other-than-temporarily impaired are written down to their estimated fair value.

With respect to the Company's interests in its sponsored investment vehicles, the carrying value of these equity method investments are deemed to approximate fair value as the Company's share of income (loss) recorded each quarter reflects the fair value changes of the underlying investments held by these vehicles.

Debt Securities

Debt securities are recorded as of the trade date. Debt securities designated as available-for-sale ("AFS") are reported at fair value and subject to impairment assessment, with unrealized gains or losses included as a component of other comprehensive income (loss). Upon disposition of AFS debt securities, the cumulative gains or losses in other comprehensive income (loss) that are realized are recognized in other gain (loss) on the statement of operations based on specific identification.

Interest Income—Interest income from debt securities, including stated coupon interest payments and amortization of purchase premiums or discounts, is recognized using the effective interest method over the expected life of the debt securities.

For beneficial interests in debt securities that are not of high credit quality (generally credit rating below AA) or that can be contractually settled such that the Company would not recover substantially all of its recorded investment, interest income is recognized as the accretable yield over the life of the securities using the effective yield method. The accretable yield is the excess of current expected cash flows to be collected over the net investment in the security, including the yield accreted to date. The Company evaluates estimated future cash flows expected to be collected on a quarterly basis, starting with the first full quarter after acquisition, or earlier if conditions indicating impairment are present. If the cash flows expected to be collected cannot be reasonably estimated, either at acquisition or in subsequent evaluation, the Company may consider placing the securities on nonaccrual, with interest income recognized using the cost recovery method.

Impairment—The Company performs an assessment, at least quarterly, to determine whether its AFS debt securities are considered to be impaired; that is, if their fair value is less than their amortized cost basis.

If the Company intends to sell the impaired debt security or is more likely than not will be required to sell the debt security before recovery of its amortized cost, the entire impairment amount is recognized in earnings within other gain (loss) as a write-off of the amortized cost basis of the debt security.

If the Company does not intend to sell or is not more likely than not required to sell the debt security before recovery of its amortized cost, the credit component of the loss is recognized in earnings within other gain (loss) as an allowance for credit loss, which may be subject to reversal for subsequent recoveries in fair value. The non-credit loss component is recognized in other comprehensive income or loss ("OCI"). The allowance is charged off against the amortized cost basis of the security if in a subsequent period, the Company intends to or more likely than not will be required to sell the security, or if the Company deems the security to be uncollectible.

In assessing impairment and estimating future expected cash flows, factors considered include, but are not limited to, credit rating of the security, financial condition of the issuer, defaults for similar securities, performance and value of assets underlying an asset-backed security.

Goodwill

Goodwill is an unidentifiable intangible asset and is recognized as a residual, generally measured as the excess of consideration transferred in a business combination over the identifiable assets acquired, liabilities assumed and noncontrolling interests in the acquiree. Goodwill is assigned to reporting units that are expected to benefit from the synergies of the business combination.

Goodwill is tested for impairment at the reporting units to which it is assigned at least on an annual basis in the fourth quarter of each year, or more frequently if events or changes in circumstances occur that would more likely than not reduce the fair value of a reporting unit below its carrying value, including goodwill. The assessment of goodwill for impairment may initially be performed based on qualitative factors to determine if it is more likely than not that the fair value of the reporting unit to which the goodwill is assigned is less than its carrying value, including goodwill. If so, a quantitative assessment is performed to identify both the existence of impairment and the amount of impairment loss. The Company may bypass the qualitative assessment and proceed directly to performing a quantitative assessment to compare the fair value of a reporting unit with its carrying value, including goodwill. Impairment is measured as the excess of carrying value over fair value of the reporting unit, with the loss recognized limited to the amount of goodwill assigned to that reporting unit.

An impairment establishes a new basis for goodwill and any impairment loss recognized is not subject to subsequent reversal. Goodwill impairment tests require judgment, including identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit.

Identifiable Intangibles

In a business combination or asset acquisition, the Company may recognize identifiable intangibles that meet either or both the contractual legal criterion or the separability criterion. An indefinite-lived intangible is not subject to amortization until such time that its useful life is determined to no longer be indefinite, at which point, it will be assessed for impairment and its adjusted carrying amount amortized over its remaining useful life. Finite-lived intangibles are amortized over their useful life in a manner that reflects the pattern in which the intangible is being consumed if readily determinable, for example, based upon expected cash flows; otherwise they are amortized on a straight-line basis. The useful life of all identified intangibles will be periodically reassessed and if useful life changes, the carrying amount of the intangible will be amortized prospectively over the revised useful life.

The Company's identifiable intangible assets are generally valued under the income approach, using an estimate of future net cash flows, discounted based upon risk-adjusted returns for similar underlying assets.

Identifiable intangibles recognized in acquisition of an investment management business generally include management contracts and investor relationships. Management contracts represent contractual rights to future fee revenue from in-place management contracts that are amortized based upon expected cash flows over the remaining term of the contracts. Investor relationships represent potential fee revenue generated from future reinvestment by existing investors that is amortized on a straight-line basis over its estimated useful life.

Other intangible assets include trade names, which are recognized as a separate identifiable intangible asset to the extent the Company intends to continue using the trade name post-acquisition. Trade names are valued as the savings from royalty fees that would have otherwise been incurred, and are amortized on a straight-line basis over the estimated useful life, or not amortized if they are determined to have an indefinite useful life.

Impairment

Identifiable intangible assets are reviewed periodically to determine if circumstances exist which may indicate a potential impairment. If such circumstances are considered to exist, the Company evaluates if carrying value of the intangible asset is recoverable based upon an undiscounted cash flow analysis. Impairment loss is recognized for the excess, if any, of carrying value over estimated fair value of the intangible asset. An impairment establishes a new basis for the intangible asset and any impairment loss recognized is not subject to subsequent reversal.

In evaluating investment management intangibles for impairment, such as management contracts and investor relationships, the Company considers various factors that may affect future fee revenue, including but not limited to, changes in fee basis, amendments to contractual fee terms, and projected capital raising for future investment vehicles. Indefinite life trade names are impaired if the Company determines that it no longer intends to use the trade name.

Accounts Receivable and Related Allowance

Cost Reimbursements and Recoverable Expenses—The Company is entitled to reimbursements and/or recovers certain costs paid on behalf of investment vehicles sponsored by the Company, which include: (i) organization and offering costs associated with the formation and capital raising of the investment vehicles up to specified thresholds; (ii) costs incurred in performing investment due diligence; and (iii) direct and indirect operating costs associated with managing the operations of certain investment vehicles. Indirect operating costs are recorded as expenses of the Company when incurred and amounts allocated and reimbursable are recorded as other income in the consolidated statements of operations on a gross basis to the extent the Company determines that it acts in the capacity of a principal in the incurrence of such costs. The Company facilitates the payments of organization and offering costs, due diligence costs to the extent the related investments are consummated and direct operating costs, all of which are recorded as due from affiliates on the consolidated balance sheets, until such amounts are repaid. Due diligence costs related to unconsummated investments that are borne by the Company are expensed as transaction-related costs in the consolidated statement of operations. The Company assesses the collectability of such receivables and establishes an allowance for any balances considered not collectable.

Fixed Assets

Fixed assets of the Company are presented within other assets and carried at cost less accumulated depreciation and amortization. Ordinary repairs and maintenance are expensed as incurred. Major replacements and betterments which improve or extend the life of assets are capitalized and depreciated over their useful life. Depreciation and amortization is recognized on a straight-line basis over the estimated useful life of the assets, which range between 3 and 7 years for furniture, fixtures, equipment and capitalized software, and over the shorter of the lease term or useful life for leasehold improvements.

Derivative Instruments and Hedging Activities

The Company may use derivative instruments to manage its interest rate risk and foreign currency risk. The Company does not use derivative instruments for speculative or trading purposes. All derivative instruments are recorded at fair value, with the accounting for changes in fair value depending upon whether the derivative has been designated and qualifies for hedge accounting.

Changes in fair value of derivatives not designated as accounting hedges are recorded in the statement of operations in other gain (loss).

For designated accounting hedges, if it is determined that a derivative is not expected to be or has ceased to be highly effective at hedging the designated exposure, hedge accounting is discontinued.

Cash Flow Hedges—The Company may use interest rate caps and swaps to hedge its exposure to interest rate fluctuations in forecasted interest payments on floating rate debt and may designate as cash flow hedges. Changes in fair value of the derivative is recorded in accumulated other comprehensive income (loss), or "AOCI," and reclassified into earnings when the hedged item affects earnings. If the derivative in a cash flow hedge is terminated or the hedge designation is removed, related amounts in AOCI are reclassified into earnings when the hedged item affects earnings.

Net Investment Hedges—The Company may use foreign currency hedges to protect the value of its net investments in foreign subsidiaries. Changes in fair value of derivatives used as hedges of net investment in foreign operations are recorded in the cumulative translation adjustment account within AOCI. At the end of each period, the Company reassesses the effectiveness of its net investment hedges and as appropriate, dedesignates the portion of the derivative notional that is in excess of the beginning balance of its net investments as undesignated hedges. Release of amounts in AOCI related to net investment hedges occurs upon losing a controlling financial interest in an investment. Upon sale, complete or substantially complete liquidation of an investment in a foreign subsidiary, the gain or loss on the related net investment hedge is reclassified from AOCI to earnings.

The Company did not engage in derivative transactions in 2024 and had no outstanding derivatives at December 31, 2023. Realized and unrealized gains and losses on derivative instruments in prior years were recorded in other gain (loss) on the consolidated statement of operations as follows:

(In thousands)	Year Ended December 31,	
	2023	2022
Foreign currency contracts:		
Designated contracts		
Realized gain (loss) transferred from AOCI to earnings[1]	$ —	$ 17,334
Non-designated contracts		
Realized and unrealized gain (loss) in earnings[2]	4,053	17,092
Interest rate contracts:		
Non-designated contracts		
Realized and unrealized gain (loss) in earnings	—	11,533

[1] Represents a net investment hedge of a foreign subsidiary, for which the warehoused foreign investment was transferred to a sponsored fund and deconsolidated in 2022.

[2] Represents foreign currency contract entered into on behalf of a sponsored fund, which had no net impact to the Company's earnings (Note 16).

Leases

The Company's leasing arrangements are composed of operating leases for its corporate offices.

As lessee, the Company determines if an arrangement contains a lease and determines the classification of a leasing arrangement at its inception. A lease is classified as a finance lease, which represents a financed purchase of the leased asset, if the lease meets any of the following criteria: (a) asset ownership is transferred to lessee by end of lease term; (b) option to purchase asset is reasonably certain to be exercised by lessee; (c) the lease term is for a major part of the remaining economic life of the asset; (d) the present value of lease payments equals or exceeds substantially the fair value of the asset; or (e) the asset is of such a specialized nature that it is expected to have no alternative use at end of lease term. A lease is classified as an operating lease when none of the criteria are met. The Company also made the accounting policy election to treat lease and nonlease components in a lease contract as a single component.

Short-term leases are not recorded on the balance sheet, with lease payments expensed on a straight-line basis over the lease term. Short-term leases are defined as leases which at commencement date, have a lease term of 12 months or less and do not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise.

For leases with terms greater than 12 months, a lessee's rights to use the leased asset and obligation to make future lease payments are recognized on balance sheet at lease commencement date as a right-of-use ("ROU") lease asset and a lease liability, respectively. The lease liability is measured based upon the present value of future lease payments over the lease term, discounted at the incremental borrowing rate. Variable lease payments are excluded and are recognized as lease expense as incurred. Lease renewal or termination options are taken into account only if it is reasonably certain that the option would be exercised. As an implicit rate is not readily determinable in most leases, an estimated incremental borrowing rate is applied, which is the interest rate that the Company or its subsidiary, where applicable, would have to pay to borrow an amount equal to the lease payments, on a collateralized basis over the lease term. In estimating incremental borrowing rates, consideration is given to recent debt financing transactions by the Company or its subsidiaries as well as publicly available data for debt instruments with similar characteristics, adjusted for the lease term. The ROU lease asset is measured based upon the corresponding lease liability, reduced by any lease incentives and adjusted to include capitalized initial direct leasing costs.

The Company's ROU lease asset is presented within other assets and is amortized on a straight-line basis over the shorter of its useful life or remaining lease term. The Company's lease liability is presented within accrued and other liabilities. The lease liability is (a) reduced by lease payments made during the period; and (b) accreted to the balance as of the beginning of the period based upon the discount rate used at lease commencement. For finance leases, periodic lease payments are allocated between (i) interest expense, calculated based upon the incremental borrowing rate determined at commencement, to produce a constant periodic interest rate on the remaining balance of the lease liability, and (ii) reduction of lease liability. The combination of periodic interest expense and amortization expense on the ROU lease asset effectively reflects installment purchases on the financed leased asset, and results in a front-loaded expense recognition. Higher interest expense is recorded in the early periods as a constant interest rate is applied to the finance lease liability and the liability decreases over the lease term as cash payments are made. For operating leases, fixed lease expense is recognized over the lease term on a straight-line basis and variable lease expense is recognized in the period incurred.

A lease that is terminated before expiration of its lease term would result in a derecognition of the lease liability and ROU lease asset, with the difference recorded in the income statement, reflected as other gain (loss). If a plan has been committed to abandon an ROU lease asset at a future date before the end of its lease term, amortization of the ROU lease asset is accelerated based on its revised useful life. If an ROU lease asset is abandoned with immediate effect and the carrying value of the ROU lease asset is determined to be unrecoverable, an impairment loss is recognized on the ROU lease asset.

Financing Costs

Debt discounts and premiums as well as debt issuance costs (except for revolving credit arrangements) are presented net against the associated debt on the balance sheet and amortized into interest expense using the effective interest method over the contractual term or expected life of the debt instrument. Costs incurred in connection with revolving credit arrangements are recorded as deferred financing costs in other assets, and amortized on a straight-line basis over the expected term of the credit facility.

Fee Revenue

Fee revenue consists primarily of the following:

Management Fees—The Company earns management fees for providing investment management services to its sponsored private funds and other investment vehicles, portfolio companies and managed accounts, which constitute a series of distinct services satisfied over time. In cases where the investment vehicle is determined to be the customer, management fees are recognized over the life of the investment vehicle as services are provided. When the investor is determined to be the customer, management fees are recognized over the investor's expected investment holding period.

The governing documents of the investment vehicles may provide for certain fee credits or offsets to management fees. Such amounts include primarily termination or similar fees paid in connection with unconsummated investments that are reimbursable by the funds, and directors' fees paid by portfolio companies to employees of the Company in their capacity as non-management directors. These fee credits or offsets represent a component of the transaction price for the Company's provision of investment management services and are applied to reduce management fees payable to the Company.

Pursuant to the governing documents of the funds, the Company may be required to bear organizational costs of the funds in excess of prescribed thresholds. The excess organizational costs represent a liability to the Company and if such costs are paid by the funds, the liability is relieved when the Company receives management fees from the funds net of the excess organizational costs.

Incentive Fees—The Company is entitled to incentive fees from sub-advisory accounts in its Liquid Strategies. Incentive fees are determined based upon the performance of the respective accounts, subject to the achievement of specified return thresholds in accordance with the terms set out in their respective governing agreements. Incentive fees take the form of a contractual fee arrangement, and unlike carried interests, do not represent an allocation of returns among equity holders of an investment vehicle. Incentive fees are a form of variable consideration and are recognized when it is probable that a significant reversal of the cumulative revenue will not occur, which is generally at the end of the performance measurement period.

Management fees and incentive fees earned from consolidated funds and other investment vehicles are eliminated in consolidation. However, because the fees are funded by and earned from third party investors in these consolidated vehicles who represent noncontrolling interests, the Company's allocated share of net income from the consolidated funds and other vehicles is increased by the amount of fees that are eliminated. Accordingly, the elimination of these fees does not affect net income (loss) attributable to DBRG.

Other Income

Other income includes primarily the following:

Cost Reimbursements from Affiliates—For various services provided to certain affiliates, including managed investment vehicles, the Company is entitled to receive reimbursements of expenses incurred, generally based on expenses that are directly attributable to providing those services and/or a portion of overhead costs. To the extent the Company determines that it acts in the capacity of a principal in the incurrence of such costs on behalf of the managed investment vehicle, the cost reimbursement is presented on a gross basis in other income and the expense in administrative expense in the consolidated statements of operations in the period the costs are incurred. To the extent the

Company determines that it acts in the capacity of an agent, the cost reimbursement is presented on a net basis in the consolidated statements of operations.

Property Operating Income—2022 included lease income from a foreign tower portfolio, acquired and consolidated in June 2022 as a warehoused investment and transferred to a core equity fund in December 2022.

Compensation

Compensation comprises salaries, bonus including discretionary awards and contractual amounts for certain senior executives, benefits, severance payments, incentive fee and carried interest compensation, and equity-based compensation. Bonus is accrued over the employment period to which it relates.

Incentive Fee and Carried Interest Compensation—This represents a portion of incentive fees and carried interest earned by the Company that are allocated to senior management, investment professionals and certain other employees of the Company. Incentive fees and carried interest compensation is generally recorded as the related incentive fees and carried interest are recognized in earnings. Carried interest compensation amounts may be reversed if there is a decline in the cumulative carried interest amounts previously recognized. Incentive fee and carried interest compensation are generally not paid to management or other employees until the related incentive fees and carried interest amounts are distributed by the investment vehicles to the Company.

If the related carried interest distributions received by the Company are subject to clawback, the previously distributed carried interest compensation would be similarly subject to clawback from employees. The Company generally withholds a portion of the distribution of carried interest compensation to employees to satisfy their potential clawback obligation. The amount withheld resides in entities outside of the Company.

Equity-Based Compensation—Equity-classified stock awards granted to employees and non-employees that have a service condition and/or a market or performance condition are measured at fair value at date of grant.

A modification in the terms or conditions of an award, unless the change is non-substantive, represents an exchange of the original award for a new award. The modified award is revalued and incremental compensation cost is recognized for the excess, if any, between fair value of the award upon modification and fair value of the award immediately prior to modification. Total compensation cost recognized for a modified award, however, cannot be less than its grant date fair value, unless at the time of modification, the service or performance condition of the original award was not expected to be satisfied. An award that is probable of vesting both before and after modification will result in incremental compensation cost only if terms affecting its estimate of fair value have been modified.

Liability-classified stock awards are remeasured at fair value at the end of each reporting period until the award is fully vested.

Compensation expense is recognized on a straight-line basis over the requisite service period of each award, with the amount of compensation expense recognized at the end of a reporting period at least equal the portion of fair value of the respective award at grant date or modification date, as applicable, that has vested through that date. For awards with a performance condition, compensation expense is recognized only if and when it becomes probable that the performance condition will be met, with a cumulative adjustment from service inception date, and conversely, compensation cost is reversed to the extent it is no longer probable that the performance condition will be met. For awards with a market condition, compensation cost is not reversed if a market condition is not met so long as the requisite service has been rendered, as a market condition does not represent a vesting condition. Compensation expense is adjusted for actual forfeitures upon occurrence.

Income Taxes

Provision for income taxes consists of a current and deferred component. Current income taxes represent income tax to be paid or refunded for the current period. The Company uses the asset and liability method to provide for income taxes, which requires that the Company's income tax provision reflect the expected future tax consequences of temporary differences between the carrying amounts of assets or liabilities for financial reporting versus for income tax purposes. Accordingly, a deferred tax asset or liability for each temporary difference is determined based on enacted tax rates that the Company expects to be in effect upon realization of the underlying amounts when they become deductible or taxable and the differences reverse. A deferred tax asset is also recognized for net operating losses ("NOL"), capital loss and tax credit carryforwards. A valuation allowance for deferred tax assets is established if the Company believes it is more likely than not that all or some portion of the deferred tax assets will not be realized based upon the weight of all available positive and negative evidence. Realization of deferred tax assets is dependent upon the adequacy of future expected taxable income from all sources, including reversal of taxable temporary differences, forecasted earnings and prudent and feasible tax planning strategies. An established valuation allowance may be reversed in a future period if the Company subsequently determines it is more likely than not that all or some portion of the deferred tax asset will become realizable.

Uncertain Tax Positions

Income tax benefits are recognized for uncertain tax positions that are more likely than not to be sustained based solely on their technical merits. Such uncertain tax positions are measured as the largest amount of benefit that is more likely than not to be realized upon settlement. The difference between the benefit recognized and the tax benefit claimed on a tax return results in an unrecognized tax benefit. The Company evaluates on a quarterly basis whether it is more likely than not that its uncertain tax positions would be sustained upon examination by a tax authority for all open tax years, as defined by the statute of limitations. The evaluation of uncertain tax positions is based upon various factors including, but not limited to, changes in tax law, measurement of tax positions taken or expected to be taken in tax returns, the effective settlement of matters subject to audit, new audit activity, and changes in facts or circumstances related to a tax position.

Income tax related interests and penalties, if any, are included as a component of income tax benefit (expense).

Earnings Per Share

The Company calculates basic earnings per share ("EPS") using the two-class method which defines unvested stock based payment awards that contain nonforfeitable rights to dividends as participating securities. The two-class method is an allocation formula that determines EPS for each share of common stock and participating securities according to dividends declared and participation rights in undistributed earnings. Under this method, all earnings (distributed and undistributed) are allocated to common shares and participating securities based on their respective rights to receive dividends. EPS is calculated by dividing earnings allocated to common stockholders by the weighted-average number of common shares outstanding during the period.

Diluted EPS is based upon the weighted-average number of common shares and the effect of potentially dilutive common share equivalents outstanding during the period. Potentially dilutive common share equivalents represent the assumed issuance of common shares in settlement of certain arrangements if determined to be dilutive, generally based upon the more dilutive of the two-class method or the treasury stock method, or based upon the if-converted method for the assumed conversion of convertible debt. The earnings allocated to common stockholders is adjusted to add back the income or loss associated with the potentially dilutive instruments that are assumed to result in the issuance of common shares if determined to be dilutive, such as interest expense on convertible debt.

In circumstances where discontinued operations is reported, income from continuing operations is used as the benchmark to determine whether including potential common shares in diluted EPS computation would be antidilutive. Accordingly, if there is a loss from continuing operations and potential common shares would be antidilutive due to the loss, but there is net income after adjusting for discontinued operations, the potential common shares would be excluded from diluted EPS computation even though the effect on net income would be dilutive, because income from continuing operations is used as the benchmark.

Discontinued Operations

If the disposition of a component, being an operating or reportable segment, business unit, subsidiary or asset group, represents a strategic shift that has or will have a major effect on the Company's operations and financial results, the operating profits or losses of the component when classified as held for sale, and the gain or loss upon disposition of the component, are presented as discontinued operations in the statements of operations.

A business or asset group acquired in connection with a business combination that meets the criteria to be accounted for as held for sale at the date of acquisition is reported as discontinued operations, regardless of whether it meets the strategic shift criterion.

The Company's discontinued operations in the periods presented herein represent the following:

- In all periods presented, residual activities from the Company's former real estate investments along with an adjacent investment management business, which have predominantly been disposed as part of the Company's transformation into an investment manager with a digital infrastructure focus.

- In 2023 and 2022, the operations of digital infrastructure portfolio companies that represented the Company's former Operating segment prior to their full deconsolidation and qualification as discontinued operations on December 31, 2023. The Operating segment was previously composed of balance sheet equity interests in two digital infrastructure portfolio companies, DataBank and Vantage SDC, an edge colocation and a stabilized hyperscale data center business, respectively. These portfolio companies directly held and operated data centers, earning rental income from providing use of data center space and/or capacity through leases, services and other tenant arrangements. Prior to deconsolidation and reclassification as discontinued operations, a majority of the assets, liabilities and operating results of DataBank and Vantage SDC were attributed to third party investors, presented as noncontrolling interests in investment entities.

DataBank—During 2022 and 2023, DataBank was partially recapitalized through multiple sales of equity interest to new investors. The Company received its share of net proceeds from the sale totaling $425.5 million in 2022 and $49.4 million in 2023, including its share of carried interest, net of allocation to employees, totaling $20.1 million in 2022 and $27.9 million in 2023. In 2022, as the transaction involved a change in ownership of a consolidated subsidiary, it was accounted for as an equity transaction. The difference between the book value of the Company's interest and its ownership based upon the current value of DataBank resulted in a reallocation from noncontrolling interests in investment entities to additional paid-in capital totaling $230.2 million in 2022. In 2023, the completion of the recapitalization further reduced the Company's ownership interest in DataBank, resulting in a deconsolidation of DataBank. In connection therewith, the Company realized a $3.7 million gain from the sale of its equity interest in the final closing of the recapitalization, and remeasured its then remaining equity interest in DataBank at a fair value of $434.5 million, resulting in an unrealized gain of $275.0 million. The total gain of $278.7 million was recorded in other gain (loss) on the consolidated statement of operations in 2023.

Vantage SDC—The Company and its co-investors had committed to acquire the future build-out and lease-up of the expanded capacity and existing inventory in Vantage SDC, the costs of which are to be borne by the existing owners of Vantage SDC. The cost of the expansion capacity had been funded by Vantage SDC from borrowings or through cash from operations, except for a $122 million payment that was deferred in 2023 and treated as a contribution of assets by the existing owners of Vantage SDC that was funded through equity. On December 31, 2023, there was an accelerated settlement of $36 million of the deferred payment through a combination of a reallocation of equity from DBRG and its co-investors to the existing owners and issuance of a note payable to an existing owner. This settlement transaction resulted in a dilution of the ownership held by DBRG and its co-investors in Vantage SDC, and in connection therewith, a dilution of the Company's voting rights in Vantage SDC, resulting in a deconsolidation of Vantage SDC. The Company's interest in Vantage SDC at December 31, 2023 was held through two single asset funds that were consolidated, and which were subsequently deconsolidated in 2024 (Note 10).

Following deconsolidation of DataBank in 2023 and the Vantage SDC funds in 2024, the Company's co-investments in DataBank and Vantage SDC are reflected as principal investments under the equity method.

- In 2023 and 2022, the Company's equity method investment in BrightSpire Capital, Inc. (NYSE: BRSP), which was sold in March 2023 for net proceeds totaling $201.6 million, with impairment loss of $9.7 million and $60.4 million recorded in 2023 and 2022, respectively, prior to its disposition. The Company's investment in BRSP qualified as discontinued operations in March 2023.

- In 2022, the Wellness Infrastructure business, which was disposed in February 2022, along with other non-core assets held by a subsidiary, NRF Holdco, LLC ("NRF Holdco"). The equity of NRF Holdco was sold for $281 million, in a combination of cash and a $155 million unsecured promissory note. The promissory note was fully written down in March 2023. The disposition of NRF Holdco resulted in a write-off of unamortized deferred financing costs on the Wellness Infrastructure debt assumed by the buyer of $92.1 million and additional impairment loss based upon final carrying value of the Wellness Infrastructure net assets in 2022.

Income (Loss) from discontinued operations is summarized as follows.

(In thousands)	Year Ended December 31,		
	2024	2023	2022
Revenues	$ 7,649	$ 783,121	$ 975,286
Expenses	(10,669)	(1,089,481)	(1,456,076)
Other gain (loss)	(16,035)	(12,517)	(31,807)
Income (Loss) from discontinued operations before income taxes	(19,055)	(318,877)	(512,597)
Income tax benefit (expense)	190	(1,581)	2,413
Income (Loss) from discontinued operations	(18,865)	(320,458)	(510,184)
Income (Loss) from discontinued operations attributable to noncontrolling interests:			
Investment entities	1,199	(260,120)	(302,072)
Operating Company	(1,372)	(4,339)	(15,893)
Income (Loss) from discontinued operations attributable to DigitalBridge Group, Inc.	$ (18,692)	$ (55,999)	$ (192,219)

Assets and Liabilities of Discontinued Operations

The Company initially measures assets and liabilities of discontinued operations at the lower of their carrying amounts or fair value less disposal costs. For bulk sale transactions, the unit of account is the disposal group, with any excess of the aggregate carrying value over estimated fair value less costs to sell allocated to the individual assets within the group.

Assets and liabilities of discontinued operations consisted of remaining equity investments excluded from the Company's December 2021 bulk sale of its real estate related investments.

Reclassifications

Investment-related expense in prior periods, which were immaterial to the respective periods, have been combined into administrative and other expenses on the consolidated statements of operations to conform to current period presentation. This reclassification did not affect the Company's financial position, results of operations or cash flows.

Accounting Policies Related to Real Estate Operations

Accounting policies related to real estate operations were applicable to a warehoused tower portfolio in continuing operations in 2022, and to portfolio companies in the former Operating segment prior to deconsolidation, included in discontinued operations in all prior periods presented.

Lease Income

The Company's lease income was composed of (i) fixed lease income for rents, and for interconnection services and a committed amount of power related to contracted data center leased space; and (ii) variable lease income for tenant reimbursements, installation services of Company-owned data center equipment and additional metered power reimbursements based upon usage by data center tenants at prevailing rates.

Rental income recognition commences when the tenant takes possession of the lease space. Rental income was recognized on a straight-line basis over the noncancelable term of the related lease which includes the effects of minimum rent increases and rent abatements under the lease. Rents received in advance were deferred.

For Company-owned tenant improvements, the amounts funded by or reimbursed from the tenants were recorded as deferred revenue, which was amortized on a straight-line basis as additional rental income over the term of the related lease. When it was determined that the tenant is the owner of tenant improvements, the Company's contribution towards those improvements was recorded as a lease incentive and amortized as a reduction to rental income on a straight-line basis over the term of the lease.

The Company evaluated collectability of lease payments based upon the creditworthiness of the lessee and recognized lease income only to the extent collection of all amounts due over the life of the lease was determined to be probable. If collection is subsequently determined to no longer be probable, any previously accrued lease income that has not been collected is subject to reversal. If collection is subsequently determined to be probable, lease income and corresponding receivable would be reestablished to an amount that would have been recognized if collection had always been deemed to be probable.

Data Center Service Revenue

The Company earned data center service revenue, primarily composed of cloud services, data storage, data protection, network services, software licensing, other services related to installation of customer equipment, and other related information technology services, which were recognized as services are provided to data center customers.

The Company periodically evaluated aged receivables and considers the collectability of unbilled receivables. The Company estimated allowance for doubtful accounts for specific accounts receivable balances based upon historical collection trends, age of outstanding accounts receivables and existing economic conditions associated with the receivables.

Real Estate Depreciation

Real estate assets used in the generation of property operating income, other than land, were depreciated on a straight-line basis over the estimated useful lives of the assets, generally up to 50 years for buildings, 40 years for site and building improvements, 30 years for data center infrastructure, and 8 years for furniture, fixtures and equipment. Tenant improvements were amortized over the lesser of the useful life or the remaining term of the lease.

Accounting Standards Adopted in 2024

Reportable Segment Disclosures

In November 2023, the FASB issued ASU 2023-07, *Improvements to Reportable Segment Disclosures*, which expands the breadth and frequency of segment disclosures to require all annual disclosures on an interim basis and provide for incremental disclosures, including the following:
- Category and amount of significant segment expenses that are regularly provided to (even if not regularly reviewed by) the chief operating decision maker ("CODM") and included in each reported segment profit (loss) measure, otherwise the nature of expense information (for example, consolidated, forecasted, budgeted) used by the CODM;
- An amount (without individual quantification) for other segment items (represents difference between segment revenue less segment expense disclosed and reported segment profit (loss) measure), including description of the composition, nature and type of the other segment items;
- Description of how CODM uses each reported segment profit (loss) measure to assess segment performance and determine resource allocation; and
- Title and position of individual or name of group or committee identified as CODM.

The ASU changes current guidance by permitting multiple measures of segment profit (loss) to be reported provided that the measure most consistent with GAAP is reported. The ASU also clarifies that a single reportable segment entity is subject to segment disclosures in its entirety, which would require reporting of segment profit (loss) measure that is not a consolidated GAAP measure and not clearly evident from existing disclosures. The ASU does not change existing guidance around identification of operating segments and determination of reportable segments. The requirements under this ASU are to be applied retrospectively to all prior periods presented unless impracticable.

The Company adopted this ASU for the 2024 fiscal year with the filing of this Form 10-K. The new guidance did not have a material impact on the Company's segment disclosures, included herein in Note 17.

Future Accounting Standards

Income Tax Disclosures

In December 2023, the FASB issued ASU 2023-09, *Improvements to Income Tax Disclosures,* which enhances existing annual income tax disclosures, primarily disaggregation of: (i) effective tax rate reconciliation using both percentages and amounts into specific categories, with further disaggregation by nature and/or jurisdiction of certain categories that meet the threshold of 5% of expected tax; and (ii) income taxes paid (net of refunds received) between federal, state/local and foreign, with further disaggregation by jurisdiction if 5% or more of total income taxes paid (net of refunds received). The ASU also eliminates existing disclosures related to: (a) reasonably possible significant changes in total amount of unrecognized tax benefits within 12 months of reporting date; and (b) cumulative amount of each type of temporary difference for which deferred tax liability has not been recognized (due to exception to recognizing deferred taxes related to subsidiaries and corporate joint ventures).

This ASU is effective January 1, 2025, with early adoption permitted in the interim or annual periods. Transition is prospective with the option to apply retrospective application. The Company will adopt the ASU on its effective date on a prospective basis and does not expect this new guidance to have a material impact on its annual income tax disclosures.

Disaggregation of Income Statement Expenses

In November 2024, the FASB issued ASU 2024-03, *Disaggregation of Income Statement Expenses,* in response to longstanding investor requests for disaggregated information about expenses by nature to supplement income statement expenses presented by function (for example, cost of sales and administrative expenses). The new standard requires tabular disclosure in a footnote, disaggregating each income statement line item that contains any of the following natural expenses: (a) purchases of inventory; (b) employee compensation; (c) depreciation; (d) intangible asset amortization; and (e) depletion. If an expense caption that is presented as a natural expense on the income statement includes more than one of the required expense categories, further disaggregation is required. For example, an expense caption consisting of depreciation and intangible asset amortization would need to be disaggregated to separately disclose each category in the footnotes. An expense caption that consists entirely of one of the required natural expense categories is not required to be disaggregated. Further, certain expenses, gains or losses that are required to be disclosed under US GAAP, if they are recorded within the expense line items that contain any of the prescribed expense categories, are to be separately quantified within the same tabular disclosure. Any remaining amounts in expense line items that contain any of the prescribed expense categories that have not been separately quantified are to be included in the tabular disclosure to reconcile to the corresponding amount on the income statement and to be qualitatively described.

The ASU is effective for annual reporting periods beginning January 1, 2027 and interim reporting periods beginning January 1, 2028. Early adoption is permitted. Transition is prospective with the option to apply retrospective application. The Company is currently evaluating the effects of this new guidance.

3. Business Combinations

InfraBridge

In February 2023, the Company acquired the global infrastructure equity investment management business of AMP Capital Investors International Holdings Limited, which was rebranded as InfraBridge at closing. Consideration for the acquisition consisted of $314.3 million cash consideration (net of cash assumed), subject to customary post-closing working capital adjustments, plus a contingent amount based upon achievement of future fundraising targets for InfraBridge's new global infrastructure funds. The estimated fair value of the contingent consideration is subject to remeasurement each reporting period, as discussed in Note 10.

The following table summarizes the total consideration and allocation to assets acquired and liabilities assumed. The initial cash consideration was determined, in part, based upon estimated net working capital of the acquired entities at closing. The Company finalized the purchase price allocation in the first quarter of 2024, as presented below.

(In thousands)	As Reported At December 31, 2023	Measurement Period Adjustments	Final
Consideration			
Cash	$ 365,440		$ 365,440
Contingent consideration at fair value	10,874		10,874
	$ 376,314		$ 376,314
Assets acquired and liabilities assumed			
Cash	51,174		51,174
Principal investments	112,310		112,310
Intangible assets	50,800		50,800
Other assets	34,699	16	34,715
Deferred tax liabilities	(10,198)		(10,198)
Other liabilities	(30,214)	373	(29,841)
Fair value of net assets acquired	208,571		208,960
Goodwill	167,743	(389)	167,354
	$ 376,314		$ 376,314

- Principal investments represent acquired interests in InfraBridge funds, valued at their most recent NAV at closing.

- The intangible assets of InfraBridge were composed of the following:
  - Management contracts were valued based upon estimated net cash flows expected to be generated from the contracts, with remaining term of the contracts ranging between 1 and 4 years, discounted at 8.0%.

- Investor relationships represent the fair value of potential future investment management fees, net of operating costs, to be generated from repeat InfraBridge investors in future sponsored vehicles, with a weighted average estimated useful life of 12 years, discounted at 14.0%.

- Deferred tax liabilities were recognized for the book-to-tax basis difference of identifiable intangible assets acquired, net of deferred tax assets assumed.

- Other assets acquired and liabilities assumed include management fee receivable and compensation payable associated with the pre-acquisition period, amounts due to InfraBridge funds and receivable from seller, all of which have largely been settled or relieved.

- Goodwill is the value of the business acquired that is not already captured in identifiable assets, largely represented by the potential synergies from combining the capital raising resources of DBRG and the mid-market infrastructure specialization of the InfraBridge team.

4. Investments

The Company's equity and debt investments are represented by the following:

(In thousands)	December 31, 2024	December 31, 2023
Equity method investments		
Principal investments	$ 1,391,316	$ 1,194,417
Carried interest allocation	894,553	676,421
Marketable equity securities	242	17,487
Other equity investments	24,612	53,930
CLO subordinated notes	35,122	50,927
	2,345,845	1,993,182
Equity investments of consolidated funds		
Marketable equity securities	83,269	66,297
Other investments	63,154	416,614
	$ 2,492,268	$ 2,476,093

Equity Method Investments

Principal Investments

Principal investments represent investments in the Company's sponsored investment vehicles, accounted for as equity method investments as the Company exerts significant influence in its role as general partner. The Company typically has a small percentage interest in its sponsored funds as general partner or special limited partner. The Company also has additional investment as general partner affiliate alongside the funds' limited partners, primarily with respect to the Company's flagship value-add funds, InfraBridge funds and funds invested in DataBank and Vantage SDC.

The Company's proportionate share of net income (loss) from investments in its sponsored investment vehicles, primarily unrealized gain (loss) from changes in fair value of the underlying fund investments, and any distributions of income, including from realization events, are recorded in principal investment income on the consolidated statements of operations.

Carried Interest Allocation

Carried interest allocation represents a disproportionate allocation of returns of up to 20% to the Company, as general partner or special limited partner (which may be paid to the special limited partner entity owned by the Company in place of the general partner entity), based upon the extent to which cumulative performance of a sponsored fund exceeds minimum return hurdles, typically an annual preferred return of 6% to 8%. Carried interest allocation generally arises when appreciation in value of the underlying investments of the fund exceeds the minimum return hurdles, after factoring in a return of invested capital and a return of certain costs of the fund pursuant to terms of the governing documents of the fund. The amount of carried interest allocation recognized is based upon the cumulative performance of the fund if it were liquidated as of the reporting date. Unrealized carried interest allocation is driven primarily by changes in fair value of the underlying investments of the fund, which may be affected by various factors, including but not limited to, the projected financial performance of the portfolio company, economic conditions, foreign exchange rates and comparable transactions in the market. For funds that have exceeded the minimum return hurdle but have not returned all capital to the limited partners, unrealized carried interest allocation may be subject to reversal over time as preferred returns continue to accrue on unreturned capital. Realization of carried interest allocation occurs upon disposition of all underlying investments of the fund, or in part with each disposition.

Generally, carried interest allocation is distributed upon profitable disposition of an investment if at the time of distribution, cumulative returns of the fund exceed minimum return hurdles. Depending on the final realized value of all investments at the end of the life of a fund (and, with respect to certain funds, periodically during the life of the fund), if it is determined that cumulative carried interest allocation distributed has exceeded the final carried interest allocation amount earned (or amount earned as of the calculation date), the Company is obligated to return the excess carried interest allocation received. Therefore, carried interest allocation distributed may be subject to clawback if decline in investment values results in cumulative performance of the fund falling below minimum return hurdles in the interim period. If it is determined that the Company has a clawback obligation, a liability would be established based upon a hypothetical liquidation of the net assets of the fund at reporting date. The actual determination and required payment of any clawback obligation would generally occur after final disposition of the investments of the fund or otherwise as set forth in the governing documents of the fund.

Carried interest allocation on the balance sheet date represents unrealized carried interest allocation in connection with sponsored funds that are currently in the early stage of their lifecycle. Carried interest allocation is presented gross of management allocation.

Carried Interest Distributed

There was an immaterial distribution of carried interest during the year ended December 31, 2024.

Carried interest of $28.4 million was distributed in 2023 and recognized in carried interest allocations, of which $0.8 million of the distributed carried interest was allocated to current and former employees and to Wafra, recorded as either carried interest compensation, other loss, or amounts attributable to noncontrolling interests (Note 16).

Clawback Obligation

The Company did not have a liability for clawback obligations on carried interest distributed as of December 31, 2024 and December 31, 2023.

With respect to funds that have distributed carried interest, if in the event all of their investments are deemed to have no value, all of the carried interest distributed to-date of $181.0 million would be subject to clawback as of December 31, 2024, of which $120.7 million would be the responsibility of the employee/former employee recipients and Wafra. For this purpose, a portion of carried interest distributed is generally held back from employees and former employees at the time of distribution. The amount withheld resides in entities outside of the Company. Generally, the Company, through the OP, has guaranteed the clawback obligation of its subsidiaries that act as general partner or special limited partner of its respective sponsored funds, for the benefit of these funds and their limited partners.

Marketable Equity Securities

Marketable equity securities at December 31, 2024 included securities in a healthcare REIT that was non-traded at December 31, 2023 and became publicly traded through an initial public offering in February 2024. The publicly traded securities in the healthcare REIT have been substantially liquidated following expiration of the underwriters' lock-up in August 2024.

Dividends or other distributions from marketable equity securities are recorded in other income, while changes in fair value are recorded in other gain (loss) on the consolidated statements of operations.

Other Equity Investments

Other equity investments include investments warehoused potentially for future sponsored funds and an investment in a managed account.

Warehoused investments are generally carried at fair value or under the measurement alternative, which is at cost, adjusted for impairment and observable price changes. Changes in the value of these investments are recorded in other gain (loss) on the consolidated statements of operations.

Debt Investments

Interest income on debt investments is recorded in other income.

CLO Subordinated Notes

In the third quarter of 2022, bank syndicated loans that the Company previously warehoused were transferred into a third party warehouse entity at their acquisition price, and securitized through the issuance of securities in a collateralized loan obligation ("CLO") structure. The CLO is sponsored and managed by the third party. The Company acquired all of the subordinated notes of the CLO, which are classified as available-for-sale ("AFS") debt securities.

In October 2024, the secured notes of the CLO were refinanced, with no change in the underlying collateral asset pool. The legal final maturity date, and reinvestment and non-call periods of the CLO were extended by two years. All of the Company's subordinated notes remain outstanding. The Company received $10.4 million of excess net proceeds from the refinance as the subordinated note holder, which was applied as a return of capital in October 2024.

The stated legal final maturity of the CLO has been extended to 2037. Following the end of the non-call period of the CLO, which is now October 2026, the subordinated notes may be redeemed (in whole, not in part) at the option of the collateral manager or the Company with consent of the collateral manager, if there is sufficient proceeds from sale of collateral assets, including payment of expenses therewith. The redemption price for the subordinated notes is equal to the excess interest and principal proceeds payable at the time of redemption.

The balance of the CLO subordinated notes is summarized as follows:

(in thousands)	Amortized Cost without Allowance for Credit Loss	Allowance for Credit Loss	Gross Cumulative Unrealized Gains	Gross Cumulative Unrealized Losses	Fair Value
December 31, 2024	$ 35,122	$ —	$ —	$ —	$ 35,122
December 31, 2023	50,927	—	—	—	50,927

In estimating fair value of the CLO subordinated notes, classified as Level 3 of the fair value hierarchy, the Company used a benchmarking approach by looking to the implied credit spreads derived from observed prices on recent comparable CLO issuances, and also considering the current size and diversification of the CLO collateral pool, and projected return on the subordinated notes. Based upon these data points, at December 31, 2024 and 2023, the Company determined that the issued price of the subordinated notes, net of capital distributions, was a reasonable representation of fair value and that the CLO subordinated notes are not impaired.

Equity Investments of Consolidated Funds

The Company consolidates sponsored funds in which it has more than an insignificant equity interest in the fund as general partner (Note 15). Equity investments of consolidated funds are composed primarily of marketable equity securities held by funds in the liquid securities strategy and equity investments in digital infrastructure portfolio companies held by single asset funds. Equity investments of consolidated funds are carried at fair value with changes in fair value recorded in other gain (loss) on the consolidated statements of operations.

Combined Financial Information of Equity Method Investees

The following tables present selected combined financial information of the Company's equity method investees, which represent the Company's sponsored investment vehicles. Amounts presented represent combined totals at the investee level and not the Company's proportionate share.

Selected Combined Balance Sheet Information

(In thousands)	December 31, 2024	December 31, 2023
Total assets	$ 46,606,626	$ 38,062,830
Total liabilities	1,436,787	413,270
Owners' equity	45,169,839	37,649,560

Selected Combined Statements of Operations Information

	Year Ended December 31,		
(In thousands)	2024	2023	2022
Total revenues	$ 225,825	$ 117,846	$ 23,232
Net income (loss)	1,707,294	2,976,972	2,150,989

5. Goodwill and Intangible Assets

Goodwill

The following table presents changes in goodwill.

	Year Ended December 31,	
(In thousands)	2024	2023
Beginning balance	$ 465,991	$ 298,248
Business combination (Note 3)	(389)	167,743
Ending balance [1]	$ 465,602	$ 465,991

[1] Remaining goodwill deductible for income tax purposes was $101.2 million at December 31, 2024 and $111.8 million at December 31, 2023.

Intangible Assets

Intangible assets are composed of the following:

	December 31, 2024			December 31, 2023		
(In thousands)	Carrying Amount [1][2]	Accumulated Amortization [1][2]	Net Carrying Amount [1]	Carrying Amount [1][2]	Accumulated Amortization [1][2]	Net Carrying Amount [1]
Investment management contracts	$ 138,494	$ (97,371)	$ 41,123	$ 150,835	$ (84,824)	$ 66,011
Investor relationships	53,322	(24,761)	28,561	53,572	(19,190)	34,382
Trade name	4,300	(2,337)	1,963	4,300	(1,907)	2,393
Other [3]	1,518	(705)	813	1,518	(554)	964
	$ 197,634	$ (125,174)	$ 72,460	$ 210,225	$ (106,475)	$ 103,750

[1] Presented net of impairments and write-offs, if any.

[2] Exclude intangible assets that were fully amortized in prior years.

[3] Represents primarily the value of an acquired domain name.

Amortization expense for finite-lived intangible assets totaled $31.0 million, $34.6 million and $21.6 million for the years ended December 31, 2024, 2023 and 2022, respectively. There was no impairment of identifiable intangible assets in the periods presented.

Future Amortization of Intangible Assets

The following table presents the expected future amortization of finite-lived intangible assets:

	Year Ending December 31,						
(In thousands)	2025	2026	2027	2028	2029	2030 and thereafter	Total
Amortization expense	$ 25,102	$ 17,589	$ 11,966	$ 7,871	$ 3,061	$ 6,871	$ 72,460

6. Restricted Cash, Other Assets and Other Liabilities

Restricted Cash

Restricted cash represents principally cash reserves that are maintained pursuant to the governing agreements of the securitized debt of the Company.

Other Assets

The following table summarizes the Company's other assets.

(In thousands)	December 31, 2024	December 31, 2023
Prepaid taxes and deferred tax assets, net	$ 3,447	$ 14,059
Operating lease right-of-use asset for corporate offices	28,901	33,898
Accounts receivable, net	3,056	8,919
Prepaid expenses	4,531	2,952
Other assets	2,412	11,893
Fixed assets, net [1]	9,712	7,232
Total other assets	$ 52,059	$ 78,953

_____

[1] Net of accumulated depreciation of $10.0 million at December 31, 2024 and $7.3 million at December 31, 2023.

Other Liabilities

The following table summarizes the Company's other liabilities:

(In thousands)	December 31, 2024	December 31, 2023
Deferred investment management fees [1]	$ 9,306	$ 10,250
Interest payable on corporate debt	164	2,293
Common and preferred stock dividends payable	16,524	16,477
Securities sold short—consolidated funds	47,930	38,481
Due to custodians—consolidated funds	9,121	9,415
Current and deferred income tax liability	5,798	8,403
Contingent consideration payable—InfraBridge (Note 10)	6,100	11,338
Contingent consideration payable—Wafra (Note 9)	—	35,000
DBRG stock warrants (Note 10)	700	39,200
Operating lease liability for corporate offices	43,351	49,035
Accrued compensation	54,644	63,761
Accrued incentive fee and carried interest compensation	497,288	356,316
Accounts payable and accrued expenses	26,327	13,844
Due to affiliates (Note 16)	1,675	10,664
Other liabilities	6,579	16,974
Other liabilities	$ 725,507	$ 681,451

_____

[1] Deferred investment management fees are expected to be recognized as fee revenue over a weighted average period of 3.2 years and 3.0 years as of December 31, 2024 and December 31, 2023. Deferred investment management fees recognized as income of $3.8 million and $3.3 million in the years ended December 31, 2024 and 2023, respectively, pertain to the deferred management fee balance at the beginning of each respective period.

7. Debt

The Company's corporate debt is composed of a securitized financing facility and, prior to their full exchange or redemption in 2024, senior notes issued by the OP that are recourse to the Company, as discussed further below.

	December 31, 2024			December 31, 2023			
(In thousands)	Principal	Deferred Financing Cost	Amortized Cost	Principal	Premium (Discount), net	Deferred Financing Cost	Amortized Cost
Securitized financing facility	$ 300,000	$ (3,638)	$ 296,362	$ 300,000	$ —	$ (5,733)	$ 294,267
Exchangeable senior notes	—	—	—	78,422	(810)	(96)	77,516
	$ 300,000	$ (3,638)	$ 296,362	$ 378,422	$ (810)	$ (5,829)	$ 371,783

Securitized Financing Facility

In July 2021, special-purpose subsidiaries of the OP (the "Co-Issuers") issued Series 2021-1 Secured Fund Fee Revenue Notes, composed of: (i) $300 million aggregate principal amount of 3.933% Secured Fund Fee Revenue Notes, Series 2021-1, Class A-2 (the "Class A-2 Notes"); and (ii) up to $300 million (following a $100 million increase in April 2022) Secured Fund Fee Revenue Variable Funding Notes, Series 2021-1, Class A-1 (the "VFN" and, together with the Class A-2 Notes, the "Series 2021-1 Notes"). The VFN allow the Co-Issuers to borrow on a revolving basis. The Series 2021-1 Notes were issued under an Indenture dated July 2021, as amended in April 2022, that allows the Co-Issuers to issue additional series of notes in the future, subject to certain conditions.

The Series 2021-1 Notes represent obligations of the Co-Issuers and certain other special-purpose subsidiaries of DBRG, and neither DBRG, the OP nor any of its other subsidiaries are liable for the obligations of the Co-Issuers. The Series 2021-1 Notes are secured by net investment management fees earned by subsidiaries of DBRG, and equity interests in certain sponsored funds and co-investments held by subsidiaries of DBRG, as collateral.

The following table summarizes certain key terms of the securitized financing facility:

($ in thousands)	Outstanding Principal	Interest Rate (Per Annum)[1]	Anticipated Repayment Date[2]	Years Remaining to Maturity[2]
Class A-2 Notes	$ 300,000	3.93%	September 2026	1.7
Variable Funding Notes	—	Adjusted 1-month Term SOFR + 3%	September 2025	NA

[1] Adjusted 1-month Term Secured Overnight Financing Rate ("SOFR") is the equivalent of 1-month Term SOFR plus 0.11448%. Unused capacity under the VFN facility is subject to a commitment fee of 0.5% per annum.

[2] The final maturity date of the Class A-2 Notes is in September 2051. In July 2024, the anticipated repayment date of the VFN was extended a year to September 2025. The anticipated repayment date of the VFN is subject to a remaining one-year extension.

The Series 2021-1 Notes may be optionally prepaid, in whole or in part, prior to their anticipated repayment dates. There is no prepayment penalty on the VFN. However, prepayment of the Class A-2 Notes will be subject to additional consideration based upon the difference between the present value of future payments of principal and interest and the outstanding principal of such Class A-2 Note that is being prepaid; or 1% of the outstanding principal of such Class A-2 Note that is being prepaid in connection with a disposition of collateral.

The Indenture of the Series 2021-1 Notes contains various covenants, including financial covenants that require the maintenance of minimum thresholds for debt service coverage ratio and maximum loan-to-value ratio, as defined. As of the date of this filing, the Co-Issuers are in compliance with all of the financial covenants.

Exchangeable Senior Notes

In 2024, the remaining 5.75% exchangeable senior notes issued by the OP with outstanding principal of $78.4 million was extinguished, of which $73.4 million was exchanged for 8.2 million shares of the Company's class A common stock, and $5.0 million was redeemed for cash. In connection with the exchange, shares of class A common stock were issued in reliance on Section 4(a)(2) of the Securities Exchange Act of 1933, as amended.

In 2022, DBRG and the OP completed separate privately negotiated exchange transactions with certain noteholders of the 5.75% exchangeable notes. The Company exchanged in aggregate $60.3 million of outstanding principal of the 5.75% exchangeable notes into 6,389,366 shares of the Company's class A common stock and paid $13.9 million of cash. The exchanges resulted in a debt extinguishment loss of $133.2 million, calculated as the excess of consideration paid over the carrying value of the notes exchanged, and recorded in other loss on the consolidated statement of operations. Consideration was measured at fair value based upon the closing price of the Company's class A common stock on the date of the respective exchanges, and cash paid, net of transaction costs. The exchanges did not qualify as debt conversion and were treated as debt extinguishment as the Company issued less than the number of shares issuable under the stated exchange ratio of 108.696 shares per $1,000 of note principal exchanged.

8. Stockholders' Equity

The table below summarizes the share activities of the Company's preferred stock and common stock.

| | Number of Shares | | |
	Preferred Stock	Class A Common Stock	Class B Common Stock
(In thousands)			
Shares outstanding at December 31, 2021	35,340	142,144	166
Stock repurchases	(2,229)	(4,195)	—
Exchange of notes for class A common stock	—	6,389	—
Shares issued upon redemption of OP Units	—	100	—
Shares issued for redemption of redeemable noncontrolling interest (Note 9)	—	14,435	—
Equity awards issued, net of forfeitures	—	1,589	—
Shares canceled for tax withholding on vested equity awards	—	(699)	—
Shares outstanding at December 31, 2022	33,111	159,763	166
Stock repurchases	(235)	—	—
Shares issued upon redemption of OP Units	—	253	—
Equity awards issued, net of forfeitures	—	4,835	—
Shares canceled for tax withholding on vested equity awards	—	(1,642)	—
Shares outstanding at December 31, 2023	32,876	163,209	166
Exchange of notes for class A common stock	—	8,245	—
Shares issued upon redemption of OP Units	—	452	—
Conversion of class B to class A common stock	—	16	(16)
Settlement of Wafra contingent consideration (Note 9)	—	1,020	—
Equity awards issued, net of forfeitures	—	1,772	—
Shares canceled for tax withholding on vested equity awards	—	(512)	—
Shares outstanding at December 31, 2024	32,876	174,202	150

Preferred Stock

In the event of a liquidation or dissolution of the Company, preferred stockholders have priority over common stockholders for payment of dividends and distribution of net assets.

The table below summarizes the preferred stock issued and outstanding at December 31, 2024:

Description	Dividend Rate Per Annum	Initial Issuance Date	Shares Outstanding (in thousands)	Par Value (in thousands)	Liquidation Preference (in thousands)	Earliest Redemption Date
Series H	7.125 %	April 2015	8,395	$ 84	$ 209,870	Currently redeemable
Series I	7.15 %	June 2017	12,867	129	321,668	Currently redeemable
Series J	7.125 %	September 2017	11,614	116	290,361	Currently redeemable
			32,876	$ 329	$ 821,899	

All series of preferred stock are at parity with respect to dividends and distributions, including distributions upon liquidation, dissolution or winding up of the Company. Dividends are payable quarterly in arrears in January, April, July and October.

Each series of preferred stock is redeemable on or after the earliest redemption date for that series at $25.00 per share plus accrued and unpaid dividends (whether or not declared) prorated to their redemption dates, exclusively at the Company's option. The redemption period for each series of preferred stock is subject to the Company's right under limited circumstances to redeem the preferred stock upon the occurrence of a change of control (as defined in the articles supplementary relating to each series of preferred stock).

Preferred stock generally does not have any voting rights, except if the Company fails to pay the preferred dividends for six or more quarterly periods (whether or not consecutive). Under such circumstances, the preferred stock will be entitled to vote, together as a single class with any other series of parity stock upon which like voting rights have been conferred and are exercisable, to elect two additional directors to the Company's board of directors, until all unpaid dividends have been paid or declared and set aside for payment. In addition, certain changes to the terms of any series of preferred stock cannot be made without the affirmative vote of holders of at least two-thirds of the outstanding shares of each such series of preferred stock voting separately as a class for each series of preferred stock.

Common Stock

Except with respect to voting rights, class A common stock and class B common stock have the same rights and privileges and rank equally, share ratably in dividends and distributions, and are identical in all respects as to all matters. Class A common stock has one vote per share and class B common stock has thirty-six and one-half votes per share. This gives the holders of class B common stock a right to vote that reflects the aggregate outstanding non-voting economic interest in the Company (in the form of OP Units) attributable to class B common stock holders and therefore, does not provide any disproportionate voting rights. Class B common stock was issued as consideration in the Company's acquisition in April 2015 of the investment management business and operations of its former manager, which was previously controlled by the Company's former Executive Chairman. Each share of class B common stock shall convert automatically into one share of class A common stock if the former Executive Chairman or his beneficiaries directly or indirectly transfer beneficial ownership of class B common stock or OP Units held by them, other than to certain qualified transferees, which generally includes affiliates and employees. In addition, each holder of class B common stock has the right, at the holder's option, to convert all or a portion of such holder's class B common stock into an equal number of shares of class A common stock.

Dividend Reinvestment and Direct Stock Purchase Plan

The Company's Dividend Reinvestment and Direct Stock Purchase Plan (the "DRIP Plan") provides existing common stockholders and other investors the opportunity to purchase shares (or additional shares, as applicable) of the Company's class A common stock by reinvesting some or all of the cash dividends received on their shares of the Company's class A common stock or making optional cash purchases within specified parameters. No shares of class A common stock have been acquired under the DRIP Plan in the form of new issuances in the last three years.

Reverse Stock Split

In August 2022, the Company effectuated a one-for-four reverse stock split of its outstanding shares of class A and class B common stock. At that time, the number of authorized shares of common stock was not concurrently adjusted and par value of common stock was proportionately increased from $0.01 to $0.04 per share. Following stockholder approval in May 2023, the number of authorized shares of class A and class B common stock was proportionally decreased to 237,250,000 shares and 250,000 shares, respectively and par value of common stock was proportionately decreased from $0.04 to $0.01 per share, resulting in approximately $4.9 million increase in additional paid-in capital.

Stock Repurchases

The Company does not currently have an authorized stock repurchase program.

Pursuant to a $200 million stock repurchase program announced in July 2022 that expired in June 2023:

- In 2023, the Company repurchased 235,223 shares in aggregate across Series H, I and J preferred stock in 2023 for approximately $4.7 million, or a weighted average price of $20.18 per share.

- In 2022, the company repurchased (i) 2,228,805 in aggregate across Series H, I and J preferred stock for $52.6 million, or a weighted average price of $23.62 per share; and (ii) 4,195,020 shares of class A common stock for $54.9 million, or a weighted average price of $13.09 per share.

The excess or deficit of the repurchase price over the carrying value of the preferred stock results in a decrease or increase to net income attributable to common stockholders, respectively.

Accumulated Other Comprehensive Income (Loss)

The following tables present the changes in each component of AOCI attributable to stockholders and noncontrolling interests in investment entities, net of immaterial tax effect. There were no changes in components of AOCI attributed to noncontrolling interests in investment entities for the year ended December 31, 2024. AOCI attributable to noncontrolling interests in Operating Company is immaterial.

Changes in Components of AOCI—Stockholders

(In thousands)	Company's Share in AOCI of Equity Method Investments	Unrealized Gain (Loss) on AFS Debt Securities	Foreign Currency Translation Gain (Loss)	Unrealized Gain (Loss) on Net Investment Hedges	Total
AOCI at December 31, 2021	$ 2,334	$ 5,861	$ 26,502	$ 7,686	$ 42,383
Other comprehensive income (loss) before reclassifications	(2,429)	—	(10,923)	8,396	(4,956)
Amounts reclassified from AOCI	(200)	(5,861)	(16,793)	(16,082)	(38,936)
AOCI at December 31, 2022	(295)	—	(1,214)	—	(1,509)
Other comprehensive income (loss) before reclassifications	(1)	—	2,906	—	2,905
Amounts reclassified from AOCI	296	—	(1,246)	—	(950)
Deconsolidation of investment entities (Note 2)	—	—	965	—	965
AOCI at December 31, 2023	—	—	1,411	—	1,411
Other comprehensive income (loss) before reclassifications	—	—	(889)	—	(889)
Amounts reclassified from AOCI	—	—	(17)	—	(17)
AOCI at December 31, 2024	$ —	$ —	$ 505	$ —	$ 505

Changes in Components of AOCI—Noncontrolling Interests in Investment Entities

(In thousands)	Foreign Currency Translation Gain (Loss)
AOCI at December 31, 2021	$ 11,057
Other comprehensive income (loss) before reclassifications	(4,571)
Amounts reclassified from AOCI	(9,501)
AOCI at December 31, 2022	$ (3,015)
Other comprehensive income (loss) before reclassifications	884
Amounts reclassified from AOCI	(468)
Deconsolidation of investment entities (Note 2)	2,550
AOCI at December 31, 2023	$ (49)

Reclassifications out of AOCI—Stockholders

Information about amounts reclassified out of AOCI attributable to stockholders by component is presented below. Such amounts are included in other gain (loss) in continuing and discontinued operations on the consolidated statements of operations, as applicable, except for amounts related to equity method investments, which are included in equity method losses in discontinued operations.

(In thousands) Component of AOCI reclassified into earnings	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022	Affected Line Item in the Consolidated Statements of Operations
Release of foreign currency cumulative translation adjustments	$ 17	$ 1,246	16,793	Other gain (loss), net Income (loss) from discontinued operations
Relief of basis of AFS debt securities	—	—	5,861	Income (loss) from discontinued operations
Realized gain on net investment hedges	—	—	16,082	Other gain (loss), net Income (loss) from discontinued operations
Deconsolidation of investment entities (Note 2)	—	(965)	—	Income (loss) from discontinued operations
Release of AOCI of equity method investments	—	(296)	200	Income (loss) from discontinued operations

9. Noncontrolling Interests

Redeemable Noncontrolling Interests

The following table presents the activities in redeemable noncontrolling interests in the Company's investment management business prior to its redemption in May 2022 as discussed below, and in open-end funds in the liquid securities strategy consolidated by the Company.

			Year Ended December 31,			
(In thousands)		2024		2023		2022
Redeemable noncontrolling interests						
Beginning balance	$	17,862	$	100,574	$	359,223
Contributions		4,400		300		11,650
Distributions paid and payable, including redemptions		(364)		(89,515)		(20,784)
Net income (loss)		2,458		6,503		(26,778)
Adjustment of Wafra's interest to redemption value and DBRG stock warrants held by Wafra to fair value		—		—		725,026
Redemption of Wafra's interest		—		—		(862,276)
Reclassification of DBRG stock warrants held by Wafra to liability in May 2022		—		—		(81,400)
Reclassification of Wafra's carried interest allocation to noncontrolling interests in investment entities in May 2022		—		—		(4,087)
Ending balance	$	24,356	$	17,862	$	100,574

Redeemable Noncontrolling Interest in Investment Management in 2022

On May 23, 2022, the Company redeemed the 31.5% noncontrolling interest in its investment management business held by a private investment firm, Wafra, pursuant to a purchase and sale agreement ("PSA") entered into in April 2022.

In connection with Wafra's initial investment in the Company's investment management business in July 2020, Wafra had assumed directly and also indirectly through a participation interest $124.9 million of the Company's commitments to DBP I, and has a $125.0 million commitment to DBP II that has been partially funded to-date. These are the Company's flagship value-add funds within the DigitalBridge Partners ("DBP") infrastructure equity series. Wafra had also agreed to make commitments to the Company's future funds and investment vehicles on a pro rata basis with the Company based on Wafra's percentage interest in the investment management business, subject to certain caps.

Pursuant to the PSA, Wafra's entitlement to carried interest in DBP II was reduced from 12.6% to 7%, and with certain limited exceptions, Wafra sold or gave up its right to invest in, or receive carried interest from, future investment management products, but except as otherwise provided, retained its investment in and its allocation of carried interest from existing investment management products.

Consideration for the redemption of Wafra's interest consisted of: (i) an upfront payment of $388.5 million in cash and 14,435,399 shares of the Company's class A common stock valued at $348.8 million based upon the closing price of the Company's class A common stock on May 23, 2022; and (ii) Wafra's right to earn a contingent amount up to $125 million if the Company raises fee earning equity under management (as defined in the PSA) up to $6 billion during the period from December 31, 2021 to December 31, 2023, payable in March 2023 for portion earned in 2022 and March 2024 for any remaining portion earned in 2023, with up to 50% payable in shares of the Company's class A common stock at the Company's election. The Company paid Wafra in cash $90 million of the contingent amount in March 2023 and remaining $35 million was paid in March 2024 as $17.5 million of cash and $17.5 million of shares of the Company's class A common stock.

The carrying value of Wafra's redeemable noncontrolling interest was adjusted to fair value prior to redemption, initially based upon an estimate of consideration payable at March 31, 2022 when redemption was deemed to be probable, including the maximum potential contingent amount of $125 million. This adjustment resulted in an allocation from additional paid-in capital to redeemable noncontrolling interests on the consolidated balance sheet.

The unrealized carried interest earnings allocated to Wafra that was retained and no longer subject to redemption was reclassified in May 2022 to permanent equity, included in noncontrolling interests in investment entities.

Additionally, in July 2020, the Company had also issued Wafra five warrants to purchase up to an aggregate of 5% of the Company's class A common stock (5% at the time of the transaction, on a fully-diluted, post-transaction basis), as described further in Note 10. In connection with the redemption, the terms of the warrants were amended, among other things, to provide for net cash settlement upon exercise of the warrants, at election of either the Company or Wafra, if such exercise would result in Wafra beneficially owning in excess of 9.8% of the issued and outstanding shares of the

Company's class A common stock. Inclusion of the cash settlement feature changed the classification of the warrants from equity to liability. The warrants were remeasured to fair value prior to reclassification in May 2022, with the increase in value recorded in equity to reduce additional paid-in capital and subsequent changes in fair value recorded in other gain (loss) on the consolidated statements of operations. In connection with the sale of three of the five warrants by Wafra to a third party in March 2024, the terms of the warrants sold were amended to remove the net cash settlement feature. As a result, three of the warrants were reclassified to equity at their prevailing fair value and are no longer subject to fair value remeasurement (Note 10).

The Company's redemption of Wafra's interest in May 2022 also resulted in the assumption of $5.2 million of deferred tax asset.

Noncontrolling Interests in Operating Company

Certain current and former employees of the Company directly or indirectly own interests in OP, presented as noncontrolling interests in the Operating Company. Noncontrolling interests in OP have the right to require OP to redeem part or all of such member's OP Units for cash based on the market value of an equivalent number of shares of the Company's class A common stock at the time of redemption, or at the Company's election as managing member of OP, through issuance of shares of class A common stock (registered or unregistered) on a one-for-one basis. At the end of each period, noncontrolling interests in OP is adjusted to reflect their ownership percentage in OP at the end of the period, through a reallocation between controlling and noncontrolling interests in OP.

Redemption of OP Units—The Company redeemed OP Units totaling 452,418 in 2024 and 253,084 in 2023 through issuance of an equal number of shares of class A common stock on a one-for-one basis.

10. Fair Value

Recurring Fair Values

Financial assets and financial liabilities carried at fair value on a recurring basis include financial instruments for which the fair value option is elected, but exclude financial assets under the NAV practical expedient. Fair value is categorized into a three tier hierarchy that is prioritized based upon the level of transparency in inputs used in the valuation techniques.

	Fair Value Measurement Hierarchy			
(In thousands)	Level 1	Level 2	Level 3	Total
December 31, 2024				
Assets				
Investments (Note 4)				
Marketable equity securities	$ 242	$ —	$ —	$ 242
CLO subordinated notes	—	—	35,122	35,122
Equity investments of consolidated funds	83,269	—	63,154	146,423
Fair Value Option:				
Equity method investment	—	—	137,154	137,154
Liabilities				
Other liabilities				
InfraBridge contingent consideration	—	—	6,100	6,100
DBRG stock warrants	—	—	700	700
Securities of consolidated funds sold short	47,930	—	—	47,930
December 31, 2023				
Assets				
Investments (Note 4)				
Marketable equity securities	$ 17,487	$ —	$ —	$ 17,487
CLO subordinated notes	—	—	50,927	50,927
Equity investments of consolidated funds	66,297	—	416,614	482,911
Fair Value Option:				
Equity method investment	—	—	6,700	6,700
Liabilities				
Other liabilities				
InfraBridge contingent consideration	—	—	11,338	11,338
DBRG stock warrants	—	—	39,200	39,200
Securities of consolidated funds sold short	38,481	—	—	38,481

Equity Investments of Consolidated Funds

Equity investments of consolidated funds include marketable equity securities held by our liquid strategy funds, valued based upon listed prices in active markets, classified as Level 1; and equity investments in digital infrastructure portfolio companies held by single asset funds. The marketable equity securities comprise publicly listed stocks in the U.S. and Europe, and primarily in the digital infrastructure, real estate, technology, media and telecommunications sectors. The other equity investment, classified as level 3, was valued at December 31, 2024 using a market approach that considers revenue multiples of other comparable companies, and at December 31, 2023, was carried at its recent transacted price. Additionally, at December 31, 2023, fair value of an underlying portfolio company held by two single asset funds, prior to deconsolidation of the funds (Note 2), was determined using a discounted cash flow model based upon projected net operating income of the investee with exit capitalization rate of 5.5% and discounted at 10.4%, classified as level 3.

In April 2024, two single asset funds were deconsolidated as the Company no longer holds a controlling financial interest in these funds. The Company's co-investment in Vantage SDC, the portfolio company of the underlying funds, was restructured and is no longer held through the funds, but through a parallel vehicle. The deconsolidation of these funds resulted in a removal of approximately $263.0 million of net assets attributed to the limited partners of the funds that had represented noncontrolling interests in investment entities. Subsequent to deconsolidation of the funds, the Company's co-investment in Vantage SDC is reflected as a principal investment under the equity method with the election of fair value option.

Prior to December 31, 2023, equity investments of consolidated funds included equity interests in pooling entities that hold a portfolio of loans, invested alongside other parallel funds within the same credit fund complex. Fair value of the fund's equity interests in the pooling entities was based upon its share of expected cash flows from the loan assets held by the pooling entities, classified as level 3. In estimating fair value of the underlying loans, the pooling entities considered the prevailing market yields at which a third party might expect to receive on equivalent loans with similar credit risk. Based upon a comparison to market yields, it was determined that the transacted price or par value of the loans held by the pooling entities approximated their fair value. In December 2023, following a reorganization of the Company's ownership interest within the fund structure, the credit fund was deconsolidated and the Company's interest in the credit fund was reflected as a principal investment under the equity method.

Fair Value Option

Equity Method Investments

The Company has elected to account for certain equity method investments under the fair value option. Fair value was determined using a discounted cash flow model based upon projected earnings, with discount rates ranging between 11.0% and 21.0% (weighted average discount rate based upon relative fair value of 11.0%) at December 31, 2024, and using a discount rate of 18.3%, and also taking into consideration a comparison to market values of similar public companies at December 31, 2023. The fair value is classified as Level 3 of the fair value hierarchy and changes in fair value are recorded in principal investment income.

DBRG Stock Warrants

As discussed in Note 9, the Company had previously issued five warrants to Wafra in July 2020. Each warrant entitled Wafra to purchase up to 1,338,000 shares of the Company's class A common stock at staggered strike prices between $9.72 and $24.00 each, exercisable through July 17, 2026.

Effective May 2022, the five warrants were carried at fair value with changes in fair value recorded in other gain (loss) on the consolidated statements of operations. In March 2024, three of the five warrants were reclassified to equity at their prevailing fair value following an amendment to the terms of the warrants in connection with a sale of the three warrants by Wafra to a third party. The equity-classified warrants are no longer subject to fair value remeasurement. No warrants have been exercised to-date.

At December 31, 2024, the two liability-classified warrants were carried at fair value, measured using a Black-Scholes option pricing model, applying the following inputs: (a) estimated volatility for DBRG's class A common stock of 34.7% (37.8% at December 31, 2023); (b) closing stock price of DBRG's class A common stock on the last trading day of the quarter; (c) the strike price for each warrant; (d) remaining term to expiration of the warrants; and (e) risk free rate of 4.21% per annum (4.11% per annum at December 31, 2023), derived from the daily U.S. Treasury yield curve rates to correspond to the remaining term to expiration of the warrants.

Contingent Consideration

In connection with the acquisition of InfraBridge, contingent consideration is payable if prescribed fundraising targets are met. In measuring the contingent consideration at December 31, 2024 and December 31, 2023, the Company applied a probability-weighted approach to the likelihood of meeting various fundraising targets and discounted the estimated future contingent consideration payment at 7.3% and 4.9%, respectively, to derive a present value amount, classified as Level 3 of the fair value hierarchy.

Changes in Level 3 Fair Value

The following table presents changes in recurring Level 3 fair value assets held for investment. Realized and unrealized gains (losses) are included in other gain (loss).

| | Level 3 Assets | | | Level 3 Liabilities | |
| | Fair Value Option | | Equity Investment of Consolidated Funds | DBRG Stock Warrants | InfraBridge Contingent Consideration |
(In thousands)	Loans Receivable [1]	Equity Method Investments			
Fair value at December 31, 2022	$ 133,307	$ —	$ 46,770	$ (17,700)	$ —
Contributions	—	20,000	85,486	—	—
Consolidation of sponsored funds	—	—	393,614	—	—
Business combination	—	—	—	—	(10,874)
Change in consolidated fund's share of equity investment [2]	—	—	1,842	—	—
Paydown of underlying loans held by equity investment of consolidated fund	—	—	(8,109)	—	—
Unrealized gain (loss) in earnings, net	(133,307)	(13,300)	2,216	(21,500)	(464)
Deconsolidation of sponsored fund	—	—	(105,205)	—	—
Fair value at December 31, 2023	$ —	$ 6,700	$ 416,614	$ (39,200)	$ (11,338)
Net unrealized gain (loss) in earnings on instruments held at December 31, 2023	$ (133,307)	$ (13,300)	$ —	$ (21,500)	$ (464)
Fair value at December 31, 2023	$ —	$ 6,700	$ 416,614	$ (39,200)	$ (11,338)
Election of fair value option	—	130,320	—	—	—
Unrealized gain (loss) in earnings, net	—	134	40,154	5,500	5,238
Reclassification to equity	—	—	—	33,000	—
Deconsolidation of sponsored funds	—	—	(393,614)	—	—
Fair value at December 31, 2024	$ —	$ 137,154	$ 63,154	$ (700)	$ (6,100)
Net unrealized gain (loss) in earnings on instruments held at December 31, 2024	$ —	$ 134	$ 40,154	$ 8,400	$ 5,238

[1] In March 2023, an unsecured promissory note that had been issued in connection with the sale of the Company's former Wellness Infrastructure business in 2022 was written off in the amount of $133.3 million following a foreclosure by the mezzanine lender of certain assets within the sold Wellness Infrastructure portfolio.

[2] Represents reallocation of investment value when relative ownership of the pooling entity across its fund owners change following additional capital contributions prior to final close of the fund.

Nonrecurring Fair Values

The Company measures fair value of certain assets on a nonrecurring basis: (i) on the acquisition date for business combinations; (ii) when events or changes in circumstances indicate that the carrying value of the assets may not be recoverable; and (iii) upon deconsolidation of a subsidiary for any retained interest. Adjustments to fair value generally result from application of the lower of amortized cost or fair value for assets held for disposition or otherwise, a write-down of asset values due to impairment.

During 2024, certain warehoused investments, previously carried at cost under the measurement alternative, were determined to be impaired and written down to fair value, estimated based upon pricing from a recent funding, or applying a probability-weighted approach to different recovery outcomes, classified as level 3 of the fair value hierarchy. These non-recurring fair values aggregated to $15.0 million at September 30, 2024.

There were no assets carried at nonrecurring fair value at December 31, 2023.

Fair Value of Financial Instruments Reported at Cost

Fair value of financial instruments reported at amortized cost are presented below.

(In thousands)	Fair Value Measurements				
	Level 1	Level 2	Level 3	Total	Carrying Value
December 31, 2024					
Liabilities					
Secured fund fee revenue notes	$ —	$ 285,760	$ —	$ 285,760	$ 296,362
December 31, 2023					
Liabilities					
Secured fund fee revenue notes	$ —	$ 250,547	$ —	$ 250,547	$ 294,267
Exchangeable senior notes		152,296	—	152,296	77,516

Debt—Senior notes and secured fund fee revenue notes were valued based on indicative quotes.

Other—The carrying values of cash and cash equivalents, accounts receivable, due from and to affiliates, interest payable and accounts payable generally approximate fair value due to their short term nature, and credit risk, if any, is negligible.

11. Earnings per Share

The following table presents the basic and diluted earnings per common share computations.

(In thousands, except per share data)		Year Ended December 31,				
		2024		2023		2022
Net income (loss) allocated to common stockholders						
Income (Loss) from continuing operations attributable to DigitalBridge Group, Inc.	$	89,214	$	241,279	$	(129,578)
Preferred stock repurchases/redemptions (Note 8)		—		927		1,098
Preferred dividends		(58,641)		(58,656)		(61,567)
Income (loss) allocated to participating securities		(221)		(2,179)		(34)
Income (Loss) from continuing operations attributable to common stockholders		30,352		181,371		(190,081)
Income (Loss) from discontinued operations attributable to common stockholders		(18,692)		(55,999)		(192,219)
Net income (loss) attributable to common stockholders—basic		11,660		125,372		(382,300)
Interest expense attributable to exchangeable notes [(1)]		—		5,050		—
Net income (loss) allocated to common stockholders—diluted	$	11,660	$	130,422	$	(382,300)
Weighted average common shares outstanding						
Weighted average number of common shares outstanding—basic		168,437		159,868		154,495
Weighted average effect of dilutive shares [(1)(2)(3)]		381		9,852		—
Weighted average number of common shares outstanding—diluted		168,818		169,720		154,495
Income (loss) per share—basic						
Income (Loss) from continuing operations	$	0.18	$	1.13	$	(1.23)
Income (Loss) from discontinued operations		(0.11)		(0.35)		(1.24)
Net income (loss) attributable to common stockholders per common share—basic	$	0.07	$	0.78	$	(2.47)
Income (loss) per share—diluted						
Income (Loss) from continuing operations	$	0.18	$	1.10	$	(1.23)
Income (Loss) from discontinued operations		(0.11)		(0.33)		(1.24)
Net income (loss) attributable to common stockholders per common share—diluted	$	0.07	$	0.77	$	(2.47)

___

[(1)] With respect to the assumed conversion or exchange of the Company's senior notes which are no longer outstanding effective April 2024, the following is excluded from the calculation of diluted earnings per share as their inclusion would be antidilutive: for the years ended December 31, 2024, 2023 and 2022, the effect of adding back $0.4 million, $3.1 million and $16.6 million of interest expense and 2,310,200, 912,900 and 12,901,700 of weighted average dilutive common share equivalents. Also excluded from the calculation of diluted earnings per share was $133.2 million of debt extinguishment loss (Note 7) for the year ended December 31, 2022.

[(2)] The calculation of diluted earnings per share excludes the effects of the following as their inclusion would be antidilutive: (i) class A common shares that are contingently issuable in relation to performance stock units (Note 13) with weighted average shares of 1,298,900 for the year ended December 31, 2022; and (ii) class A common shares that are issuable to net settle the exercise of warrants (Note 10) with weighted average shares of 752,100, 667,400 and 1,742,800 for the years ended December 31, 2024, 2023 and 2022 respectively.

[(3)] OP Units may be redeemed for registered or unregistered class A common stock of the Company on a one-for-one basis and are not dilutive. At December 31, 2024, 2023 and 2022, 11,923,400, 12,375,800 and 12,628,900 of OP Units, respectively, were not included in the computation of diluted earnings per share in the respective periods presented.

12. Fee Revenue

The following table presents the Company's fee revenue by type.

(In thousands)		Year Ended December 31,				
		2024		2023		2022
Management fees	$	311,210	$	258,288	$	169,922
Incentive fees		16,548		3,229		—
Other fees		1,935		2,600		2,751
Total fee revenue	$	329,693	$	264,117	$	172,673

Management Fees—Management fees are generally calculated based upon the following per annum contractual rates:

- Commingled equity funds—up to 1.60% of investors' committed capital during the commitment period, and thereafter, invested capital (subject to certain reductions for NAV write-downs);
- Credit and other equity funds—up to 2.00% of contributed or invested capital from inception;

- Co-investment vehicles—up to 1.25% of contributed or invested capital from inception; and
- Liquid Strategies and InfraBridge co-investment vehicles—up to 1.25% of NAV or gross asset value, respectively.

Also, co-investment vehicles may charge a one-time fee upfront on committed or invested capital, generally to be paid in tranches, but with recognition of fee revenue over the expected investment holding period. Certain co-investment vehicles may be non fee-bearing.

Incentive Fees—The Company is entitled to incentive fees from sub-advisory accounts in its liquid securities strategy. Incentive fees are determined based upon the performance of the respective accounts, subject to the achievement of specified return thresholds in accordance with the terms set out in their respective governing agreements. A portion of incentive fees earned by the Company is allocable to certain employees and former employees, included in carried interest and incentive fee compensation expense.

Other Fee Revenue—Other fees include advisory fees and loan origination fees from co-investors, which are non-recurring, and service fees for information technology, facilities and operational support provided to certain portfolio companies.

Revenue Concentration

Revenue concentration is defined as a single fund or investment vehicle that generates 10% or more of the Company's total management fees. Four funds met the concentration criteria, aggregating to 70.2% of total management fees for the year ended December 31, 2024.

13. Equity-Based Compensation

Equity-based awards granted prior to the end of March 2024, including the Company's annual equity awards, were granted under the DigitalBridge Group, Inc. 2014 Omnibus Stock Incentive Plan (the "2014 Equity Incentive Plan), which expired at the end of March 2024.

At the end of April 2024, the Company's shareholders approved the 2024 Omnibus Stock Incentive Plan (the "2024 Equity Incentive Plan"). The 2024 Equity Incentive Plan, consistent with the previous plan, provides for the grant of restricted stock, performance stock units ("PSUs"), Long Term Incentive Plan ("LTIP") units, restricted stock units ("RSUs"), deferred stock units ("DSUs"), options, warrants or rights to purchase shares of the Company's common stock, cash incentives and other equity-based awards to the Company's officers, directors (including non-employee directors), employees, co-employees, consultants or advisors of the Company or of any parent or subsidiary who provides services to the Company, but excluding employees of portfolio companies. Shares reserved for the issuance of awards under the 2024 Equity Incentive Plan are subject to equitable adjustment upon the occurrence of certain corporate events. The number of shares of class A common stock reserved and available for issuance under the 2024 Equity Incentive Plan as of its adoption in April 2024 is 5.5 million shares.

Restricted Stock—Restricted stock awards in the Company's class A common stock are granted to senior executives, directors and certain employees, subject to a service condition or a combination of both a service and performance condition, with annual time-based vesting in equal tranches, generally over a three-year period. Vesting of performance-based restricted stock awards occur upon achievement of certain Company-specific metrics over a specified performance measurement period. Restricted stock is entitled to dividends declared and paid on the Company's class A common stock and such dividends are not forfeitable prior to vesting of the award. Restricted stock awards are valued based upon the Company's class A common stock price on grant date and equity-based compensation expense is recognized on a straight-line basis over the requisite service period.

Restricted Stock Units—RSUs in the Company's class A common stock are subject to a combination of service and performance conditions. Vesting of performance-based RSUs are dependent on achievement of certain Company-specific metrics over a specified performance measurement period, with annual time-based vesting in equal tranches over a three-year period. Only vested RSUs are entitled to accrued dividends declared and paid on the Company's class A common stock during the time period the RSUs are outstanding. RSUs are initially valued based upon the Company's class A common stock price on grant date and not subsequently remeasured for equity-classified awards, while liability-classified awards are remeasured at fair value at the end of each reporting period until the award is fully vested. Equity-based compensation expense is recognized over the vesting period if and when it is probable that the performance condition will be met, subject to reversal if no longer probable. For liability classified awards that met their performance condition and became fully vested, $3.3 million of awards were cash settled in 2023.

Performance Stock Units—PSUs are granted to senior executives, and are subject to a service condition in combination with either a market condition or a performance condition.

Following the end of the measurement period, the recipients of PSUs who remain employed will vest in, and be issued a number of shares of the Company's class A common stock, generally ranging from 0% to 200% of the number of PSUs granted. For market condition awards, this is determined based upon the performance of the Company's class A common stock over a three-year measurement period relative to a specified peer group (such measurement metric the "relative total shareholder return"). With respect to performance condition awards, vesting is determined based upon achievement of three-year cumulative distributable earnings ("DE") per share targets, and the relative total shareholder return metric is then applied to determine the final number of shares vested.

Recipients of PSUs whose employment is terminated after the first anniversary of their PSU grant are eligible to vest in a portion of the PSU award following the end of the measurement period based upon the final number of shares vested for that award. PSUs also contain dividend equivalent rights which entitle the recipients to a payment equal to the amount of dividends that would have been paid on the shares that are ultimately issued at the end of the measurement period.

The relative total shareholder return metric was valued using a Monte Carlo simulation under a risk-neutral premise, applying the following assumptions. This forms the fair value of market condition awards. The fair value of performance condition awards also incorporate, in addition to the relative total shareholder return metric, the probability of achieving the cumulative DE per share targets.

	2024 PSU Grants	2023 PSU Grants	2022 PSU Grants
Expected volatility of the Company's class A common stock [1]	44.6%	41.3%	32.4%
Expected annual dividend yield [2]	0.2%	0.3%	—%
Risk-free rate (per annum) [3]	4.5%	3.8%	2.0%

[1] Based upon the historical volatility of the Company's stock and those of a specified peer group.

[2] Based upon the Company's expected annualized dividends. Expected dividend yield was zero for the March 2022 PSU awards as common dividends were suspended beginning the second quarter of 2020 and reinstated in the third quarter of 2022.

[3] Based upon the continuously compounded zero-coupon U.S. Treasury yield for the term coinciding with the measurement period of the award as of valuation date.

Fair value of PSU awards is recognized on a straight-line basis over their measurement period as compensation expense. With respect to performance condition awards, expense recognition occurs only if and when it is probable that the cumulative DE per share targets will be achieved and subject to reversal if no longer probable. In contrast, expense recognized on market condition awards is not subject to reversal even if the total shareholder return metric is not achieved.

The dividend equivalent right is accounted for as a liability-classified award. The fair value of the dividend equivalent right is recognized as compensation expense on a straight-line basis over the measurement period, and is subject to adjustment to fair value at each reporting period.

LTIP Units—LTIP units are units in the Operating Company that are designated as profits interests for federal income tax purposes. Unvested LTIP units that are subject to market conditions do not accrue distributions. Each vested LTIP unit is convertible, at the election of the holder (subject to capital account limitation), into one common OP Unit and upon conversion, subject to the redemption terms of OP Units (Note 8).

LTIP units issued have both a service condition and a market condition based upon the Company's class A common stock achieving a target price over a predetermined measurement period, subject to continuous employment to the time of vesting, and valued using a Monte Carlo simulation.

The following assumptions were applied in the Monte Carlo model under a risk-neutral premise:

	2022 LTIP Grant
Expected volatility of the Company's class A common stock [1]	34.0%
Expected dividend yield [2]	0.0%
Risk-free rate (per annum) [3]	3.6%

[1] Based upon historical volatility of the Company's stock and those of a specified peer group.

[2] Based upon the Company's most recently issued dividend prior to grant date and closing price of the Company's class A common stock on grant date. Expected dividend yield was zero for the June 2022 award as common dividends were suspended beginning the second quarter of 2020 and reinstated in the third quarter of 2022.

[3] Based upon the continuously compounded zero-coupon US Treasury yield for the term coinciding with the measurement period of the award as of valuation date.

Equity-based compensation cost on LTIP units is recognized on a straight-line basis over the derived service period, irrespective of whether the market condition is satisfied. The derived service period is a service period that is inferred from the application of the simulation technique used in the valuation of the award, and represents the median of the terms in the simulation in which the market condition is satisfied.

Deferred Stock Units—Certain non-employee directors may elect to defer the receipt of annual base fees and/or restricted stock awards, and in lieu, receive awards of DSUs. DSUs awarded in lieu of annual base fees are fully vested on their grant date, while DSUs awarded in lieu of restricted stock awards vest one year from their grant date. DSUs are entitled to a dividend equivalent, in the form of additional DSUs based on dividends declared and paid on the Company's class A common stock, subject to the same restrictions and vesting conditions, where applicable. Upon separation of service from the Company, vested DSUs will be settled in shares of the Company’s class A common stock. Fair value of DSUs are determined based upon the price of the Company's class A common stock on grant date and recognized immediately if fully vested upon grant, or on a straight-line basis over the vesting period as equity based compensation expense and equity.

Equity-based compensation cost in continuing operations is presented on the consolidated statement of operations, as follows.

	Year Ended December 31,		
(In thousands)	2024	2023	2022
Compensation expense	$ 35,676	$ 55,597	$ 31,281
Administrative expense	—	228	1,422
	$ 35,676	$ 55,825	$ 32,703

Changes in unvested equity awards are summarized below.

	Restricted Stock	LTIP Units (1)	DSUs	RSUs (2)	PSUs (3)	Total	Weighted Average Grant Date Fair Value PSUs	Weighted Average Grant Date Fair Value All Other Awards
Unvested shares and units at December 31, 2023	2,813,369	2,625,000	64,099	599,347	1,274,435	7,376,250	$ 21.66	$ 9.80
Granted	1,789,205	—	41,594	39,915	199,069	2,069,783	19.27	17.31
Vested	(1,289,053)	—	(74,874)	—	—	(1,363,927)	—	17.04
Forfeited	(113,694)	(2,500,000)	—	(625,957)	(842,247)	(4,081,898)	25.11	4.98
Unvested shares and units at December 31, 2024	3,199,827	125,000	30,819	13,305	631,257	4,000,208	16.29	15.68

(1) Represents the number of LTIP units granted subject to vesting upon achievement of market condition. LTIP units that do not meet the market condition within the measurement period are forfeited.

(2) Represents the number of RSUs granted subject to vesting upon achievement of performance condition. RSUs that do not meet the performance condition at the end of the measurement period are forfeited.

(3) Number of PSUs granted does not reflect potential increases or decreases that could result from the final outcome based upon the total shareholder return measured at the end of the performance period. PSUs for which the total shareholder return is not met at the end of the performance period are forfeited. PSUs for which the probability of meeting the DE target changes during the measurement period are reflected as either additional units granted or forfeited.

Fair value of equity awards that vested, determined based upon their respective fair values at vesting date, totaled $23.6 million, $50.3 million and $53.9 million for the years ended December 31, 2024, 2023 and 2022, respectively.

At December 31, 2024, aggregate unrecognized compensation cost for all unvested equity awards was $29.0 million, which is expected to be recognized over a weighted average period of 1.6 years.

14. Income Taxes

Income Tax Benefit (Expense)

The components of current and deferred tax benefit (expense) are as follows.

(In thousands)	Year Ended December 31,		
	2024	2023	2022
Current			
Federal	$ (107)	$ 167	$ 3,986
State and local	946	1,058	(786)
Foreign	(6,978)	(1,252)	(1,163)
Total current tax benefit (expense)	(6,139)	(27)	2,037
Deferred			
Federal	—	(1,004)	(13,850)
State and local	—	124	(2,419)
Foreign	3,195	901	1,100
Total deferred tax benefit (expense)	3,195	21	(15,169)
Income tax benefit (expense) on continuing operations	$ (2,944)	$ (6)	$ (13,132)

The Company has no income tax benefits recognized for uncertain tax positions as of and during the years ended December 31, 2024 and 2023.

Deferred Income Tax Asset and Liability

Deferred tax asset and deferred tax liability are presented within other assets, and other liabilities, respectively.

The components of deferred tax asset and deferred tax liability are as follows.

(In thousands)	December 31, 2024	December 31, 2023
Deferred tax asset		
Capital losses [1]	$ 312,852	$ 366,083
Net operating losses [2]	141,094	146,537
Investment in partnerships	83,123	131,828
Equity-based compensation	10,872	15,104
Intangible assets	1,495	5,013
Deferred income	2,013	2,576
Deferred interest expense	10,663	6,050
Lease liability—corporate offices	12,763	12,507
Other	9,964	4,487
Gross deferred tax asset	584,839	690,185
Valuation allowance	(559,556)	(664,397)
Deferred tax asset, net of valuation allowance	25,283	25,788
Deferred tax liability		
Intangible assets	17,639	23,382
ROU lease asset—corporate offices	9,692	8,527
Other	2,712	1,909
Gross deferred tax liability	30,043	33,818
Net deferred tax asset (liability)	$ (4,760)	$ (8,030)

---

[1] At December 31, 2024 and 2023, deferred tax asset was recognized on capital losses of $1.34 billion and $1.38 billion, respectively, which expire between 2025 and 2028, with full valuation allowance established in both years.

[2] At December 31, 2024 and 2023, deferred tax asset was recognized on NOL of $565.2 million and $589.7 million, respectively, for which full valuation allowance was established in both years. NOL, which is largely attributable to U.S. federal losses incurred after December 31, 2017, can be carried forward indefinitely.

Valuation Allowance

Changes in the deferred tax asset valuation allowance are presented below:

(In thousands)	Year Ended December 31,					
	2024		2023		2022	
Beginning balance	$	664,397	$	679,057	$	12,766
Addition		1,571		19,483		666,291
Utilization and/or reversal		(106,412)		(34,143)		—
Ending balance		559,556	$	664,397	$	679,057

Deferred Income Taxes

In 2022, significant deferred tax assets were recognized with an offsetting valuation allowance. As a result of the Company's transition to a taxable C Corporation commencing with the taxable year ended December 31, 2022, $400.2 million of deferred tax asset was recognized as of January 1, 2022 related principally to capital loss carryforwards and outside basis difference in DBRG's interest in the OP, and $134.2 million was recorded during 2022 related to changes in DBRG's interest in the OP that were treated as equity transactions. Outside basis difference in investment in partnerships along with NOL generated by a subsidiary during 2022 further contributed to the deferred tax asset balance in 2022. At December 31, 2022, it was determined that the realizability of these deferred tax assets did not meet the more-likely-than-not threshold, and consequently, a full valuation allowance was established against these deferred tax assets. In assessing realizability, the Company determined that there were no prudent and feasible tax planning strategies that the Company could employ to reasonably assure the future realizability of its carryforward losses and other deferred tax assets. In the absence of tax planning strategies and given the Company's history of cumulative operating losses, which was largely a product of the recent transition in the Company's business, it was difficult to overcome the resulting uncertainties over the Company's ability to generate future taxable income to realize these deferred tax assets.

As of December 31, 2024 and 2023, a full valuation allowance has been maintained as the more-likely-than-not threshold continues to not be met in assessing realizability of deferred tax assets. As a result, income tax expense in 2024 and 2023 primarily reflects the income tax effect of foreign subsidiaries.

In future periods, if the realizability of all or some portion of these deferred tax assets becomes more likely than not, the associated valuation allowance would be reversed as a deferred tax benefit.

Foreign Subsidiary Earnings

The Company has evaluated all unremitted earnings of its foreign subsidiaries, which may be repatriated at the Company's election, and has not recorded any deferred tax liability as no material taxes are expected to be due if and when these amounts are repatriated.

Effective Income Tax

Income tax benefit (expense) attributable to continuing operations varied from the amount computed by applying the statutory income tax rate to income (loss) from continuing operations before income taxes. The effective tax rate is impacted by a variety of factors, including, but not limited to, changes in the sources of income or loss during the period and whether such income or loss is taxable to the Company and its subsidiaries. The following table presents a reconciliation of the statutory U.S. income tax to the Company's effective income tax attributable to continuing operations:

		Year Ended December 31,	
(In thousands)	2024	2023	2022
Income (Loss) from continuing operations before income taxes	$ 168,815	$ 365,629	$ (46,681)
Federal income tax benefit (expense) at statutory tax rate (21%)	(35,451)	(76,782)	9,802
State and local income taxes, net of federal income tax benefit	(61,053)	12,714	5,559
Foreign income tax differential	(226)	36	782
Noncontrolling interests	16,070	(27,699)	(44,014)
Separately taxable subsidiaries of OP	(2,361)	15,213	21,226
Change in ownership of OP, including equity reallocation (Note 2)	—	—	(2,838)
Equity-based compensation	(3,861)	682	1,971
Valuation allowance [1]	84,562	76,087	(784)
Other, net	(624)	(257)	(4,836)
Income tax benefit (expense) on continuing operations	$ (2,944)	$ (6)	$ (13,132)

[1] 2022 excludes changes in valuation allowance related to the Company's transition to taxable C Corporation as of January 1, 2022 and outside basis difference in changes in DBRG's interest in the OP that were treated as equity transactions.

Tax Examinations

The Company is no longer subject to new income tax examinations by U.S. and UK tax authorities for years prior to 2021 and 2020, respectively.

15. Variable Interest Entities

A VIE is an entity that either (i) lacks sufficient equity to finance its activities without additional subordinated financial support from other parties; (ii) has equity holders who lack the characteristics of a controlling financial interest; and/or (iii) is established with non-substantive voting rights. The following discusses the Company's involvement with VIEs where the Company is the primary beneficiary and consolidates the VIEs or where the Company is not the primary beneficiary and does not consolidate the VIEs.

Operating Subsidiary

The Company's operating subsidiary, OP, is a limited liability company that has governing provisions that are the functional equivalent of a limited partnership. The Company holds the majority of membership interest in OP, acts as the managing member of OP and exercises full responsibility, discretion and control over the day-to-day management of OP. The noncontrolling interests in OP do not have substantive liquidation rights, substantive kick-out rights without cause, or substantive participating rights that could be exercised by a simple majority of noncontrolling interest members (including by such a member unilaterally). The absence of such rights, which represent voting rights in a limited partnership equivalent structure, would render OP to be a VIE. The Company, as managing member, has the power to direct the core activities of OP that most significantly affect OP's performance, and through its majority interest in OP, has both the right to receive benefits from and the obligation to absorb losses of OP. Accordingly, the Company is the primary beneficiary of OP and consolidates OP. As the Company conducts its business and holds its assets and liabilities through OP, the total assets and liabilities, earnings (losses), and cash flows of OP represent substantially all of the total consolidated assets and liabilities, earnings (losses), and cash flows of the Company.

Company-Sponsored Funds

The Company sponsors funds and other investment vehicles as general partner for the purpose of providing investment management services in exchange for management fees and carried interest. These funds are established as limited partnerships or equivalent structures. Limited partners of the funds do not have either substantive liquidation rights, or substantive kick-out rights without cause, or substantive participating rights that could be exercised by a simple majority of limited partners or by a single limited partner. Accordingly, the absence of such rights, which represent voting rights in a limited partnership, results in the funds being considered VIEs. The nature of the Company's involvement with its sponsored funds comprise fee arrangements and equity interests in its capacity as general partner and general partner affiliate. The fee arrangements are commensurate with the level of management services provided by the Company, and contain terms and conditions that are customary to similar at-market fee arrangements.

Consolidated Company-Sponsored Funds—The Company currently consolidates sponsored funds in which it has more than an insignificant equity interest in the fund as general partner. As a result, the Company is considered to be acting in the capacity of a principal of the sponsored fund and is therefore the primary beneficiary of the fund. The Company's exposure is limited to its capital account balance in the consolidated funds of $79.3 million at December 31, 2024 and $200.8 million at December 31, 2023. The liabilities of the consolidated funds may only be settled using assets of the consolidated funds, and the Company, as general partner, is not obligated to provide any financial support to the consolidated funds. The Company does not have unfunded commitments to consolidated funds.

The following table presents the assets and liabilities of the consolidated funds:

(In thousands)	December 31, 2024	December 31, 2023
Assets		
Cash and cash equivalents	$ 62,630	$ 69,654
Investments (Note 4)	146,423	482,911
Other assets	724	576
	$ 209,777	$ 553,141
Liabilities		
Other liabilities		
Securities sold short	$ 47,930	$ 38,482
Due to custodian	9,121	9,415
Other	697	16,313
	$ 57,748	$ 64,210

Unconsolidated Company-Sponsored Funds—The Company does not consolidate its sponsored funds where it has insignificant equity interests in these funds as general partner. As such interests absorb insignificant variability from the fund, the Company is considered to be acting in the capacity of an agent of the fund and is therefore not the primary beneficiary of these funds. The Company accounts for its equity interests in unconsolidated funds under the equity method. The Company's maximum exposure to loss is limited to the outstanding balance of its investment in the unconsolidated funds (Note 4) of $2.1 billion at December 31, 2024 and $1.86 billion at December 31, 2023. The Company also has receivables from its unconsolidated funds for fee revenue and reimbursable or recoverable costs, as discussed in Note 16. At December 31, 2024, the Company's unfunded commitments to its unconsolidated funds as general partner and general partner affiliate totaled $236.8 million (including commitments attributed to the ownership by employees and former employees in the general partner entities). Generally, the timing for funding of these commitments is not known and the commitments are callable on demand at any time prior to their respective expirations.

16. Transactions with Affiliates

Affiliates include (i) investment vehicles that the Company sponsors and/or manages, and in which the Company may have an equity interest; (ii) portfolio companies of sponsored funds; and (iii) directors and employees of the Company.

Amounts due from and due to affiliates consist of the following:

(In thousands)	December 31, 2024	December 31, 2023
Due from Affiliates		
Investment vehicles and portfolio companies		
Fee revenue	$ 103,402	$ 71,427
Cost reimbursements and recoverable expenses	19,111	14,388
Employees and other affiliates	1,673	—
	$ 124,186	$ 85,815
Due to Affiliates (Note 6)		
Investment vehicles—InfraBridge (Note 3)	$ —	$ 10,123
Employees and other affiliates	1,675	541
	$ 1,675	$ 10,664

Significant transactions with affiliates include the following:

Fee Revenue—Fee revenue earned from investment vehicles that the Company manages and/or sponsors, and may have an equity interest, are presented in Note 12. Substantially all fee revenue are from affiliates, except for management fees and incentive fee from sub-advisory accounts and generally, other fee revenue.

Cost Reimbursements and Recoverable Expenses—The Company receives reimbursements and recovers certain costs paid on behalf of investment vehicles sponsored by the Company, which include: (i) organization and offering costs related to formation and capital raising of the investment vehicles up to specified thresholds; (ii) professional fees incurred in performing investment due diligence; and (iii) direct and indirect operating costs for managing the operations of certain investment vehicles and their portfolio companies.

To the extent the Company determines it acts in the capacity of principal in the incurrence of such costs, the reimbursements are included in other income, which totaled $11.9 million, $10.4 million and $4.3 million for the years ended December 31, 2024, 2023 and 2022, respectively. To the extent the Company determines that it acts in the capacity of an agent, the costs incurred and related reimbursements are presented on a net basis in the consolidated statements of operations.

Warehoused Investments—The Company may acquire and temporarily warehouse investments on behalf of prospective sponsored investment vehicles that are actively fundraising (Note 4). The warehoused investments are transferred to the investment vehicle when sufficient third party capital, including debt, is raised. The Company is generally paid a fee by the investment vehicle, akin to an interest charge, typically calculated as a percentage of the acquisition price of the investment, to compensate the Company for its cost of holding the investment during the warehouse period. The terms of such arrangements may differ for each sponsored investment vehicle and by investment.

In the second half of 2022, the Company transferred all of its warehoused loans and tower portfolio to its sponsored funds and received an aggregate return of capital of $413.2 million, inclusive of holding fees.

Digital Bridge Holdings—Marc Ganzi, Chief Executive Officer of the Company, and Ben Jenkins, President and Chief Investment Officer of the Company, were former owners of Digital Bridge Holdings, LLC ("DBH") prior to its merger into the Company in July 2019. Messrs. Ganzi and Jenkins had retained their equity investments and general partner interests in the portfolio companies of DBH, which included, but were not limited to, DataBank and Vantage Data Centers ("Vantage"). Vantage SDC, which the Company has a direct investment in, is a carve out of the stabilized data center portfolio of Vantage's North American business.

As a result of the personal investments made by Messrs. Ganzi and Jenkins in DataBank and Vantage prior to the Company's acquisition of DBH, additional investments made by the Company in DataBank and Vantage SDC subsequent to their initial acquisitions may trigger future carried interest payments to Messrs. Ganzi and Jenkins upon the occurrence of future realization events. Such investments made by the Company include ongoing payments for the build-out of expansion capacity, including lease-up of the expanded capacity and existing inventory, in Vantage SDC.

With respect to investment vehicles sponsored by the Company for which Messrs. Ganzi and Jenkins are invested in their capacity as former owners of DBH, and not in their capacity as employees of the Company, any carried interest entitlement attributed to such investments by Messrs. Ganzi and Jenkins as general partner are not subject to continuing vesting provisions and do not represent compensatory arrangements to the Company. Such carried interest allocation to Messrs. Ganzi and Jenkins that are unrealized or distributed but unpaid are included in noncontrolling interests on the balance sheet in the amount of $121.1 million at December 31, 2024 and $112.2 million at December 31, 2023. Realized and unrealized carried interest allocated are recorded as net income attributable to noncontrolling interests totaling $8.9 million, $42.5 million and $65.0 million for the years ended December 31, 2024, 2023 and 2022 respectively.

Investment in Managed Investment Vehicles—Subject to the Company's related party policies and procedures, certain employees (who may thereafter become former employees) may invest on a discretionary basis in investment vehicles sponsored by the Company, either directly in the vehicle or indirectly through the Company's general partner entities. These investments are not subject to management fees or carried interest, but otherwise bear their proportionate share of other operating expenses of the investment vehicles. Such investments in consolidated investment vehicles and general partner entities totaled $58.0 million at December 31, 2024 and $22.7 million at December 31, 2023, reflected in redeemable noncontrolling interests and noncontrolling interests on the balance sheet. The employees' and former employees' share of net income was $7.6 million, $4.9 million and $2.2 million for the years ended December 31, 2024, 2023 and 2022 respectively. Such amounts are reflected in net income (loss) attributable to noncontrolling interests on the consolidated statement of operations and exclude their share of carried interest allocation, which is reflected in incentive fee and carried interest compensation expense.

Private Aircraft—Pursuant to Mr. Ganzi's employment agreement, the Company has agreed to reimburse Mr. Ganzi for the variable costs of business travel on a chartered or private jet (including any aircraft that Mr. Ganzi may partially or fully own), provided that the Company will not reimburse the allocable share (based on the total number of passengers) of such variable costs for any passenger who is not traveling on Company business. The Company has also agreed to reimburse Mr. Ganzi for the cost of up to 100 hours of personal travel, which is treated as a compensatory arrangement. Additionally, the Company has agreed to reimburse Mr. Ganzi for a proportional share of the fixed cash costs of any aircraft partially or fully owned by Mr. Ganzi. The fixed cost reimbursements will be made based on an allocable portion of annual fixed cash operating costs of the aircraft, based on the total number of hours the aircraft is used for Company business and personal hours claimed (up to 100 hours annually) divided by the total hours flown. Expenses incurred on behalf of Mr. Ganzi and expenses reimbursed or are reimbursable to Mr. Ganzi associated with the use of private aircraft (including both aircraft owned by Mr. Ganzi and third party chartered flights) totaled $8.0 million, $5.5 million and $3.7 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Advancement of Expenses—Effective April 1, 2021, Thomas J. Barrack stepped down as Executive Chairman of the Company and in July 2021, resigned as a member of the Company's Board of Directors. In October 2021, the Company entered into an Agreement Regarding Advancement of Certain Expenses ("Advancement Agreement") with Mr. Barrack, which is generally consistent with the Company's obligations and Mr. Barrack's rights regarding advancement of expenses under the terms of a January 2017 Indemnification Agreement between the Company and Mr. Barrack, and under the Company's Bylaws. The Advancement Agreement (a) memorializes the parties' agreement as to the Company's obligations and Mr. Barrack's rights under the earlier Indemnification Agreement and the Company's Bylaws, and (b) obligates Mr. Barrack to reimburse the Company for such advanced expenses under certain circumstances. Pursuant to the Advancement Agreement, the Company expensed $27.6 million in 2022 and an immaterial amount in 2023. The Company has met all of its financial obligations under the Advancement Agreement and no advances were made thereunder in 2024.

17. Segment Reporting

Beginning in 2024, the entirety of the Company's business, inclusive of all income and expense from continuing operations of the Company as a whole, is reported as a single reportable segment. The Company no longer distinguishes income (loss) items and attributes costs between its investment management business and corporate activities. The approach of managing the whole Company as a single business is consistent with the manner in which its Chief Executive Officer, in the role as the Company's chief operating decision maker or CODM, assesses the allocation of resources and performance of the Company.

Prior to December 31, 2023, the Company had conducted its business through two reportable segments, that is, Investment Management and Operating. On December 31, 2023 the Operating segment was discontinued following a deconsolidation of the portfolio companies in the Operating segment, which qualified as discontinued operations (Note 2).

At December 31, 2023, subsequent to the discontinuation of the Operating segment, the Company had conducted its business through one reportable segment of Investment Management, reflecting the Company's investment management business, which bore only operating costs that were directly attributable or otherwise can be subjected to a reasonable and systematic attribution to the investment management business. Remaining unallocated operating costs, along with corporate level financing and transaction activities, as well as income (loss) from the Company's investment in its sponsored funds as general partner affiliate, and warehoused/seed investments were not attributed to the investment management business and previously presented as Corporate and Other.

In 2024, prior to the fourth quarter, the segment earnings measure was net income (loss) from continuing operations attributable to DigitalBridge Group, Inc., which had remained consistent with prior periods, except that this measure was previously applied to the Investment Management segment, rather than the Company as a whole. Effective the fourth quarter of 2024, the segment earnings measure takes into account the cost of financing through preferred stock to arrive at net income (loss) from continuing operations attributable to common stockholders.

The CODM is provided with significant expense categories that are consistent with those disclosed in the consolidated statements of operations and additionally, budgeted fee revenue, compensation and administrative expenses of the Company. This information, along with the segment earnings measure, is used by the CODM to monitor financial performance from core operations of the business against budget and in making strategic decisions regarding key areas of growth for the business and consequently, investment or divestment of resources. The CODM does not review disaggregated assets by segment.

Segment information for all prior periods presented have been conformed to current period presentation.

Segment Results of Operations

The following table presents net income (loss) from continuing operations attributable to common stockholders. for the Company's single reportable segment and is reconciled to the consolidated statement of operations.

		Year Ended December 31,				
		2024		**2023**		**2022**
Revenues						
Fee revenue	$	329,693	$	264,117	$	172,673
Carried interest allocation		218,250		363,075		378,342
Principal investment income		30,023		145,448		56,731
Other income		29,062		48,743		87,025
Total revenues		607,028		821,383		694,771
Expenses						
Compensation expense—cash and equity-based		181,821		206,892		154,752
Compensation expense—incentive fee and carried interest allocation		144,650		186,030		202,286
Administrative and other expenses		114,985		86,937		117,341
Interest expense		16,438		24,540		42,926
Transaction-related costs		5,265		10,823		10,129
Depreciation and amortization		33,706		36,651		44,271
Total expenses		496,865		551,873		571,705
Other income (loss)						
Other gain (loss), net		58,652		96,119		(169,747)
Income (loss) from continuing operations before income taxes		168,815		365,629		(46,681)
Income tax benefit (expense)		(2,944)		(6)		(13,132)
Income (loss) from continuing operations		165,871		365,623		(59,813)
Income (loss) from continuing operations attributable to noncontrolling interests:						
Redeemable noncontrolling interests		2,458		6,503		(26,778)
Investment entities		72,144		104,364		113,019
Operating Company		2,055		13,477		(16,476)
Income (loss) from continuing operations attributable to DigitalBridge Group, Inc.	$	89,214	$	241,279	$	(129,578)
Preferred stock dividends		58,641		58,656		61,567
Preferred stock repurchases		—		(927)		(1,098)
Income (loss) from continuing operations attributable to common stockholders	$	30,573	$	183,550	$	(190,047)
Reconciliation of segment earnings measure to consolidated statement of operations:						
Income (loss) from continuing operations attributable to common stockholders	$	30,573	$	183,550	$	(190,047)
Income (loss) from discontinued operations attributable to common stockholders		(18,692)		(55,999)		(192,219)
Net income (loss) attributable to common stockholders	$	11,881	$	127,551	$	(382,266)

Geography

Geographic information about the Company's total revenues from continuing operations and long-lived assets, excluding assets of discontinued operations, are as follows. Geography is generally presented as the location in which income generating services are substantially performed.

		Year Ended December 31,				
(In thousands)		2024		2023		2022
Total revenues by geography:						
United States	$	537,665	$	754,628	$	643,073
Europe [1]		57,383		56,280		47,196
Other		94		75		165
Total [2]	$	595,142	$	810,983	$	690,434

(In thousands)		December 31, 2024		December 31, 2023
Long-lived assets by geography:				
United States	$	17,514	$	22,294
Europe		18,547		17,868
Other		2,551		967
Total [3]	$	38,612	$	41,129

_____

[1] Revenues generated in Europe are predominantly U.S. dollar denominated in 2024 and 2023.

[2] Total revenues excludes cost reimbursement income from affiliates (Note 16) that is included within other income, and income from discontinued operations.

[3] Long-lived assets include lease right-of-use assets and fixed assets. Long-lived assets exclude financial instruments, goodwill, intangible assets and assets of discontinued operations.

18. Commitments and Contingencies

Litigation

The Company may be involved in litigation and other proceedings that arise in the ordinary course of business. As of December 31, 2024, the Company is not involved in any other legal proceedings that are expected to have a material adverse effect on the Company's results of operations, financial position or liquidity.

Leases

As lessee, the Company's leasing arrangements are generally limited to operating leases for its corporate offices.

The weighted average remaining lease term based upon outstanding lease liability balances at December 31, 2024 was 5.7 years for operating leases on corporate offices.

The following table summarizes total lease cost for operating leases on corporate offices, which are included in administrative expense.

		December 31,				
(In thousands)		2024		2023		2022
Fixed lease expense	$	9,028	$	8,678	$	7,090
Variable lease expense		2,172		1,713		2,073
Total operating lease cost	$	11,200	$	10,391	$	9,163

In 2022, the Company also had operating leases on tower assets that were temporarily warehoused from June to December 2022, with total lease cost, generally fixed, of $7.6 million.

Lease Commitments

Operating lease liabilities take into consideration renewal or termination options when such options are deemed reasonably certain to be exercised by the Company and exclude variable lease payments which are expensed as incurred. The Company makes variable lease payments for: (i) leases with rental payments that are adjusted periodically for inflation, and/or (ii) nonlease services, such as common area maintenance.

The table below presents the Company's future lease commitments for operating leases on corporate offices at December 31, 2024, determined using a weighted average discount rate of 5.9%.

Year Ending December 31,	(In thousands)
2025	$ 9,855
2026	10,542
2027	9,793
2028	7,056
2029	3,317
2030 and thereafter	11,700
Total lease payments	52,263
Present value discount	(8,912)
Operating lease liability on corporate offices	$ 43,351

The Company has sub-leased a portion of certain of its existing office space over the remaining term of the respective leases that expire between 2025 and 2028, with fixed sub-lease payments expected to be received over the remaining life of the sub-lease contracts totaling $3.1 million.

Commitments on Future Leases

At December 31, 2024, the Company has operating lease commitments on two office spaces, one of which commenced in January 2025 and the other is expected to commence in 2026. The fixed lease payments (undiscounted) total $53.3 million over a ten year weighted average lease term. With respect to the new lease commencing in 2026, the Company will be provided with a credit to cover monthly fixed lease payments on an existing lease that expires in September 2026 (included in table above) during the period the two leases overlap, and the Company also expects to sub-lease a portion of this new office space in 2026, which will reduce its future lease obligation.

19. Subsequent Events

No subsequent events have occurred that would require recognition in the consolidated financial statements or disclosure in the accompanying notes.

Supplementary Financial Information.

Selected Quarterly Financial Information (Unaudited)

Presented herein are quarterly periods in 2023 which reflect a reclassification of the operating results of the two portfolio companies previously consolidated in the former Operating segment to discontinued operations. There were no reclassifications to the quarterly periods presented in 2024.

For the three months ended	2023			
(In thousands, except per share data)	Dec-31	Sep-30	Jun-30	Mar-31
Statements of Operations Data:				
Total revenues	$ 350,310	$ 262,703	$ 189,874	$ 18,496
Income (loss) from continuing operations	144,777	359,628	42,954	(181,736)
Income (loss) from discontinued operations	(33,529)	(80,851)	(95,470)	(110,608)
Net income (loss)	111,248	278,777	(52,516)	(292,344)
Net income (loss) attributable to DigitalBridge Group, Inc.	115,267	276,473	(8,663)	(197,797)
Net income (loss) attributable to common stockholders	100,607	261,828	(22,411)	(212,473)
Per Share Data:				
Income (loss) from continuing operations per share:				
Basic	$ 0.67	$ 1.67	$ (0.06)	$ (1.20)
Diluted	0.63	1.58	(0.06)	(1.20)
Income (loss) from discontinued operations per share:				
Basic	(0.06)	(0.07)	(0.08)	(0.15)
Diluted	(0.05)	(0.07)	(0.08)	(0.15)
Net income (loss) attributable to common stockholders per share:				
Basic	0.61	1.60	(0.14)	(1.35)
Diluted	0.58	1.51	(0.14)	(1.35)
Dividends per common share	0.01	0.01	0.01	0.01

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act) that are designed to ensure that information required to be disclosed in our reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time period specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

As required by Rule 13a-15(b) of the Exchange Act, we have evaluated, under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at December 31, 2024.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act) during the quarter ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in 13a-15(f) and 15d-15(f) of the Exchange Act). Our internal control over financial reporting includes policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of assets that could have a material effect on our financial statements.

Management evaluated the effectiveness of our internal control over financial reporting using the criteria set forth in the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2024.

Our internal control system was designed to provide reasonable assurance to management and our board of directors regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Ernst & Young LLP, an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2024, as stated in their attestation report, which is included herein.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of DigitalBridge Group, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited DigitalBridge Group, Inc.'s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, DigitalBridge Group, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of DigitalBridge Group, Inc. as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income (loss), equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes, and our report dated February 21, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Los Angeles, California
February 21, 2025

Item 9B. Other Information.

On February 17, 2025, the compensation committee of the board of directors of the Company approved the grant of a one-time, non-recurring $400,000 retention cash award ("Award") to each of Geoffrey Goldschein and Liam Stewart (each, an "Executive"), to be paid on March 4, 2025. The Award must be repaid to the Company by the Executive only if the Executive resigns without Good Reason (as defined in such Executive's employment agreement) prior to the one-year anniversary of the grant date.

Rule 10b5-1 Trading Plans

During the quarter ended December 31, 2024, none of the Company's directors or executive officers adopted or terminated any contract, instruction or written plan for the purchase or sale of Company securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or any "non-Rule 10b5-1 trading arrangement."

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 10. Directors, Executive Officers and Corporate Governance.

The information required by Item 10 is hereby incorporated by reference to the definitive proxy statement to be filed with the SEC pursuant to Regulation 14A within 120 days after our fiscal year ended December 31, 2024.

Item 11. Executive Compensation.

The information required by Item 11 is hereby incorporated by reference to the definitive proxy statement to be filed with the SEC pursuant to Regulation 14A within 120 days after our fiscal year ended December 31, 2024.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by Item 12 is hereby incorporated by reference to the definitive proxy statement to be filed with the SEC pursuant to Regulation 14A within 120 days after our fiscal year ended December 31, 2024.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by Item 13 is hereby incorporated by reference to the definitive proxy statement to be filed with the SEC pursuant to Regulation 14A within 120 days after our fiscal year ended December 31, 2024.

Item 14. Principal Accountant Fees and Services.

The information required by Item 14 is hereby incorporated by reference to the definitive proxy statement to be filed with the SEC pursuant to Regulation 14A within 120 days after our fiscal year ended December 31, 2024.

PART IV

Item 15. Exhibits and Financial Statements.

(a)(1) and (2). Financial Statements and Schedules of DigitalBridge Group, Inc.

See Item 8 above. All other schedules are omitted because they are not applicable, or the required information is included in the consolidated financial statements or notes thereto.

(a)(3) Exhibits

The Exhibit Index attached hereto is incorporated by reference under this item.

Item 16. Form 10-K Summary

None.

EXHIBIT INDEX

Exhibit Number	Description
3.1	Restated Charter of DigitalBridge Group, Inc. (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q filed on August 4, 2023)
3.2	Amended and Restated Bylaws of DigitalBridge Group, Inc., effective August 1, 2023 (incorporated by reference to Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q filed on August 4, 2023)
3.3	Articles Supplementary designating 7.15% Series I Cumulative Redeemable Perpetual Preferred Stock, liquidation preference $25.00 per share, par value $0.01 per share (incorporated by reference to Exhibit 3.2 to the Company's Form 8-A filed on June 5, 2017)
3.4	Articles Supplementary designating 7.125% Series J Cumulative Redeemable Perpetual Preferred Stock, liquidation preference $25.00 per share, par value $0.01 per share (incorporated by reference to Exhibit 3.3 to the Company's Registration Statement on Form 8-A filed on September 22, 2017)
4.1	Form of stock certificate evidencing the 7.15% Series I Cumulative Redeemable Perpetual Preferred Stock, liquidation preference $25.00 per share, par value $0.01 per share (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form 8-A filed on June 5, 2017)
4.2	Form of stock certificate evidencing the 7.125% Series J Cumulative Redeemable Perpetual Preferred Stock, liquidation preference $25.00 per share, par value $0.01 per share (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form 8-A filed on September 22, 2017)
4.3	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 4.5 to the Company's Annual Report on Form 10-K filed on February 23, 2024)
4.4	Form of Class A Common Stock Purchase Warrant of DigitalBridge Group, Inc. (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on May 24, 2022)
4.5	Registration Rights Agreement, dated as of July 21, 2020, by and among DigitalBridge Operating Company, LLC (f/k/a Colony Capital Operating Company, LLC), DigitalBridge Group, Inc. (f/k/a Colony Capital, Inc.) and the initial purchasers party thereto (incorporated by reference to Exhibit 10.7 to the Company's Current Report on Form 8-K filed on July 23, 2020)
4.6	Base Indenture, dated as of July 9, 2021, by and among DigitalBridge Issuer, LLC, DigitalBridge Co-Issuer, LLC, together as Co-Issuers, certain indirect and direct subsidiaries of the Co-Issuers and Citibank, N.A., as Trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on July 15, 2021)
4.7	First Amendment to Base Indenture, dated as of April 1, 2022, by and among DigitalBridge Issuer, LLC, DigitalBridge Co-Issuer, LLC, together as Co-Issuers, certain indirect and direct subsidiaries of the Co-Issuers and Citibank, N.A., as Trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on April 5, 2022)
4.8	Series 2021-1 Supplement to Base Indenture, dated as of July 9, 2021, by and between DigitalBridge Issuer, LLC and DigitalBridge Co-Issuer, LLC, together as Co-Issuers of the Series 2021-1 secured fund fee revenue notes, Class A-2, and Series 2021-1 variable funding senior notes, Class A-1, certain indirect and direct subsidiaries of the Co-Issuers and Citibank, N.A., as Trustee (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on July 15, 2021)
4.9	Amendment No. 1 to Series 2021-1 Supplement to Base Indenture, dated as of April 1, 2022, by and among DigitalBridge Issuer, LLC and DigitalBridge Co-Issuer, LLC, together as Co-Issuers, certain indirect and direct subsidiaries of the Co-Issuers and Citibank, N.A., as Trustee (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on April 5, 2022)
10.1	Third Amended and Restated Limited Liability Company Agreement of DigitalBridge Operating Company, LLC (f/k/a Colony Capital Operating Company, LLC) (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on January 10, 2017)
10.2	Amendment No. 1 to the Third Amended and Restated Limited Liability Company Agreement of DigitalBridge Operating Company, LLC (f/k/a Colony Capital Operating Company, LLC), dated as of June 23, 2017 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on August 9, 2017)
10.3	Amendment No. 2 to the Third Amended and Restated Limited Liability Company Agreement of DigitalBridge Operating Company, LLC (f/k/a Colony Capital Operating Company, LLC), dated as of October 13, 2017 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on November 9, 2017)
10.4	Amendment No. 3 to the Third Amended and Restated Limited Liability Company Agreement of DigitalBridge Operating Company, LLC (f/k/a Colony Capital Operating Company, LLC), dated as of October 18, 2017 (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on November 9, 2017)

Exhibit Number	Description
10.5	Amendment No. 4 to the Third Amended and Restated Limited Liability Company Agreement of DigitalBridge Operating Company, LLC (f/k/a Colony Capital Operating Company, LLC), dated as of November 5, 2018 (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on November 9, 2018)
10.6	Amendment No. 5 to the Third Amended and Restated Limited Liability Company Agreement of DigitalBridge Operating Company, LLC (f/k/a Colony Capital Operating Company, LLC), dated as of July 1, 2021 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q, filed on August 9, 2021)
10.7	Form of Indemnification Agreement, by and between DigitalBridge Group, Inc. (f/k/a Colony NorthStar, Inc.) and the Officers and Directors of DigitalBridge Group, Inc. (incorporated by reference to Exhibit 10.17 to the Company's Current Report on Form 8-K12B filed on January 10, 2017)
10.8†	DigitalBridge Group, Inc. 2014 Omnibus Stock Incentive Plan, as amended and restated on August 22, 2022 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on August 22, 2022)
10.11	Agreement of Purchase and Sale, dated as of April 14, 2022, by and among DigitalBridge Digital IM Holdco, LLC, Wafra Strategic Holdings LP, W-Catalina (B) LLC, W-Catalina (S) LLC, W-Catalina (C) LLC, and, solely with respect to certain sections, DigitalBridge Group, Inc. and DigitalBridge Operating Company, LLC (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed on April 18, 2022)
10.12	Registration Rights Agreement, dated as of May 23, 2022, by and between DigitalBridge Group, Inc. and Wafra Strategic Holdings LP (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on May 24, 2022)
10.13	Amended and Restated Carried Interest Participation Agreement, dated as of May 23, 2022, by and among Colony DCP (CI) Bermuda, LP, Colony DCP (CI) GP, LLC, DigitalBridge Operating Company, LLC, DigitalBridge Group, Inc. and W-Catalina (C) LLC (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on May 24, 2022)
10.14†	Amended and Restated Restrictive Covenant Agreement, dated as of July 17, 2020, by and between DigitalBridge Group, Inc. (f/k/a Colony Capital, Inc.) and Marc Ganzi (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed on July 23, 2020)
10.15†	Employment Agreement, dated as of July 25, 2019, between DigitalBridge Group, Inc. (f/k/a Colony Capital, Inc.) and Marc Ganzi (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on July 30, 2019)
10.17†	Employment Agreement, dated as of November 13, 2023, between DigitalBridge Group, Inc. and Jacky Wu (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on November 16, 2023)
10.18†	Amended and Restated Employment Agreement, dated as of March 28, 2022, between DigitalBridge Group, Inc. and Benjamin J. Jenkins (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q filed on May 9, 2022)
10.19†	Amended and Restated Employment Agreement, dated as of March 28, 2022, between DigitalBridge Group, Inc. and Liam Stewart (incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q filed on May 9, 2022)
10.20†	Employment Agreement, dated as of August 22, 2023, between DigitalBridge Group, Inc. and Geoffrey Goldschein (incorporated by reference Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on November 3, 2023)
10.21†	Employment Agreement between the Company and Thomas Mayrhofer, dated as of November 27, 2023 (incorporated by reference to Exhibit 10.1 the Company's Current Report on Form 8-K filed on December 4, 2023)
10.25	Class A-1 Note Purchase Agreement, dated as of July 9, 2021, by and among DigitalBridge Issuer, LLC and DigitalBridge Co-Issuer, LLC, together as Co-Issuers, each of DigitalBridge Holdings 1, LLC, DigitalBridge Holdings 2, LLC and DigitalBridge Holdings 3, LLC, DigitalBridge Guarantor, LLC and DigitalBridge Co-Guarantor, LLC, as Co-Guarantors, Colony Capital Investment Holdco, LLC, as Manager, the conduit investors party thereto, the financial institutions party thereto, certain funding agents, and Barclays Bank PLC, as L/C Provider and Administrative Agent (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on July 15, 2021)
10.26	Amendment No. 1 Class A-1 Note Purchase Agreement, dated as of April 1, 2022, by and among DigitalBridge Issuer, LLC and DigitalBridge Co-Issuer, LLC, together as Co-Issuers, each of DigitalBridge Holdings 1, LLC, DigitalBridge Holdings 2, LLC and DigitalBridge Holdings 3, LLC, together as Asset Entities, DigitalBridge Guarantor, LLC and DigitalBridge Co-Guarantor, LLC, together as Co-Guarantors, DigitalBridge Investment Holdco, LLC, as Manager, the conduit investors party thereto, the financial institutions party thereto, certain funding agents, and Barclays Bank PLC, as L/C Provider and Administrative Agent (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on April 5, 2022)
10.27	The Guarantee and Security Agreement, dated as of July 9, 2021, between DigitalBridge Guarantor, LLC and Citibank, N.A., as Trustee (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on July 15, 2021)
10.28	The Guarantee and Security Agreement, dated as of July 9, 2021, between DigitalBridge Co-Guarantor, LLC and Citibank, N.A., as Trustee (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on July 15, 2021)
10.29	Management Agreement, dated as of July 9, 2021, by and among DigitalBridge Issuer, LLC and DigitalBridge Co-Issuer, LLC, together as Co-Issuers, each of DigitalBridge Holdings 1, LLC, DigitalBridge Holdings 2, LLC and DigitalBridge Holdings 3, LLC, DigitalBridge Guarantor, LLC and DigitalBridge Co-Guarantor, LLC, as Co-Guarantors, and Colony Capital Investment Holdco, LLC, as Manager (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed on July 15, 2021)
10.30	Amended and Restated Equity Purchase Agreement, by and among AMP Group Holdings Limited, AMP Capital Investors International Holdings Limited, DigitalBridge Operating Company, LLC and DigitalBridge Investment Holdco, LLC, dated as of December 19, 2022 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on December 22, 2022)
10.31†	Form of Restricted Stock Agreement under 2014 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on March 21, 2024)
10.32†	Form of Performance Restricted Stock Unit Agreement under 2014 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on March 21, 2024)
10.33†	DigitalBridge Group, Inc. 2024 Omnibus Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-8 filed by the Company on April 29, 2024)
10.34†	Form of Restricted Stock Agreement under 2024 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on May 3, 2024)

Exhibit Number	Description
10.35†	Form of Performance Restricted Stock Unit Agreement under 2024 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on May 3, 2024)
10.36†	Consulting Agreement between Jacky Wu and the Company (pursuant to the terms of Mr. Wu's employment agreement), dated as of June 30, 2024 (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q filed on August 8, 2024)
19*	Insider Trading Policy, adopted August 1, 2023.
21.1*	List of Subsidiaries of DigitalBridge Group, Inc.
23.1*	Consent of Ernst & Young LLP
31.1*	Certification of Marc C. Ganzi, Chief Executive Officer, pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification of Thomas Mayrhofer, Chief Financial Officer, pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1*	Certification of Marc C. Ganzi, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2*	Certification of Thomas Mayrhofer, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97	Executive Compensation Clawback Policy, adopted October 27, 2023 (incorporated by reference to Exhibit 97 to the Company's Annual Report on Form 10-K filed on February 23, 2024)
101.INS**	XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase
104**	Cover Page Interactive Data File

---

†   Denotes a management contract or compensatory plan contract or arrangement.

*   Filed herewith.

**   The document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: February 21, 2025

DigitalBridge Group, Inc.

By: /s/ Marc C. Ganzi

Marc C. Ganzi

Chief Executive Officer
(Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Thomas Mayrhofer and Geoffrey Goldschein and each of them severally, her or his true and lawful attorney-in-fact with power of substitution and re-substitution to sign in her or his name, place and stead, in any and all capacities, to do any and all things and execute any and all instruments that such attorney may deem necessary or advisable under the Securities Exchange Act of 1934 and any rules, regulations and requirements of the U.S. Securities and Exchange Commission in connection with this Annual Report on Form 10-K and any and all amendments hereto, as fully for all intents and purposes as she or he might or could do in person, and hereby ratifies and confirms all said attorneys-in-fact and agents, each acting alone, and her or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof. Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, this report has been signed below on behalf of the Registrant in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Marc C. Ganzi **Marc C. Ganzi**	Chief Executive Officer (Principal Executive Officer)	February 21, 2025
/s/ Thomas Mayrhofer **Thomas Mayrhofer**	Chief Financial Officer (Principal Financial Officer)	February 21, 2025
/s/ Tracey Teh **Tracey Teh**	Chief Accounting Officer (Principal Accounting Officer)	February 21, 2025
/s/ James Keith Brown **James Keith Brown**	Director	February 21, 2025
/s/ Nancy A. Curtin **Nancy A. Curtin**	Director	February 21, 2025
/s/ Jeannie H. Diefenderfer **Jeannie H. Diefenderfer**	Director	February 21, 2025
/s/ Gregory J. McCray **Gregory J. McCray**	Director	February 21, 2025
/s/ Sháka Rasheed **Sháka Rasheed**	Director	February 21, 2025
/s/ Dale Anne Reiss **Dale Anne Reiss**	Director	February 21, 2025
/s/ Ian Schapiro **Ian Schapiro**	Director	February 21, 2025
/s/ David M. Tolley **David M. Tolley**	Director	February 21, 2025

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the following Registration Statements:

(1) Registration Statement (Form S-3ASR No. 333-271089) of DigitalBridge Group, Inc. pertaining to the registration of its Class A common stock, preferred stock, depositary shares, warrants and rights;

(2) Registration Statement (Form S-8 No. 333-197104-01) of DigitalBridge Group, Inc. (formerly Colony Capital, Inc.) pertaining to the DigitalBridge Group, Inc. 2014 Omnibus Stock Incentive Plan;

(3) Registration Statement (Form S-8 No. 333-215509) of DigitalBridge Group, Inc. pertaining to the DigitalBridge Group, Inc. 2014 Omnibus Stock Incentive Plan;

(4) Registration Statement (Form S-8 No. 333-253752) of DigitalBridge Group, Inc. pertaining to the DigitalBridge Group, Inc. 2014 Omnibus Stock Incentive Plan;

(5) Registration Statement (Form S-8 No. 333-263235) of DigitalBridge Group, Inc. pertaining to the DigitalBridge Group, Inc. 2014 Omnibus Stock Incentive Plan;

(6) Registration Statement (Form S-8 No. 333-271090) of DigitalBridge Group, Inc. pertaining to the DigitalBridge Group, Inc. 2014 Omnibus Stock Incentive Plan; and

(7) Registration Statement (Form S-8 No. 333-278991) of DigitalBridge Group, Inc. pertaining to the DigitalBridge Group, Inc. 2024 Omnibus Stock Incentive Plan;

of our reports dated February 21, 2025, with respect to the consolidated financial statements of DigitalBridge Group, Inc. and the effectiveness of internal control over financial reporting of DigitalBridge Group, Inc. included in this Annual Report (Form 10-K) of DigitalBridge Group, Inc. for the year ended December 31, 2024.

/s/ Ernst & Young LLP

Los Angeles, California
February 21, 2025

Exhibit 31.1

Certification of Chief Executive Officer
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Marc C. Ganzi, certify that:

1. I have reviewed this Annual Report on Form 10-K of DigitalBridge Group, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 21, 2025

/s/ Marc C. Ganzi

Marc C. Ganzi
Chief Executive Officer

Exhibit 31.2

Certification of Chief Financial Officer
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Thomas Mayrhofer, certify that:

1. I have reviewed this Annual Report on Form 10-K of DigitalBridge Group, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 21, 2025

/s/ Thomas Mayrhofer
_____
Thomas Mayrhofer
Chief Financial Officer

Exhibit 32.1

**Certification of Chief Executive Officer
Pursuant to 18 U.S.C. Section 1350,
As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**

In connection with the Annual Report of DigitalBridge Group, Inc. (the "Company") on Form 10-K for the year ended December 31, 2024 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Marc C. Ganzi, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

(i) the Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 21, 2025

/s/ Marc C. Ganzi
Marc C. Ganzi
Chief Executive Officer

The foregoing certification is being furnished solely pursuant to 18 U.S.C §1350 and shall not be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended or incorporated by reference in any registration statement of the Company filed under the Securities Act of 1933, as amended.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2

**Certification of Chief Financial Officer
Pursuant to 18 U.S.C. Section 1350,
As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**

In connection with the Annual Report of DigitalBridge Group, Inc. (the "Company") on Form 10-K for the year ended December 31, 2024 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Thomas Mayrhofer, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

      (i) the Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

      (ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 21, 2025

                             /s/ Thomas Mayrhofer
                                 Thomas Mayrhofer
                                 Chief Financial Officer

The foregoing certification is being furnished solely pursuant to 18 U.S.C §1350 and shall not be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended or incorporated by reference in any registration statement of the Company filed under the Securities Act of 1933, as amended.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

(This page has been left blank intentionally.)

(This page has been left blank intentionally.)

(This page has been left blank intentionally.)



DIGITALBRIDGE

750 Park of Commerce Drive | Boca Raton, Florida 33487 | www.digitalbridge.com

NYSE: DBRG